     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1996

                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                            RESPONSE ONCOLOGY, INC.
        (Exact name of registrant as specified in governing instrument)

                             ---------------------

           TENNESSEE                          8099                         62-1212264
(State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)   Classification Code Number)         Identification No.)

                            1775 MORIAH WOODS BLVD.
                            MEMPHIS, TENNESSEE 38117
                                 (901) 761-7000
                    (Address of principal executive office)

                               JOHN A. GOOD, ESQ.
                            1775 MORIAH WOODS BLVD.
                            MEMPHIS, TENNESSEE 38117
                                 (901) 761-7000
                    (Name and address of agent for service)
                                   COPIES TO:

            LINDA M. CROUCH, ESQ.                           FREDERICK W. KANNER, ESQ.
     BAKER, DONELSON, BEARMAN & CALDWELL                        DEWEY BALLANTINE
        165 MADISON AVE., 20TH FLOOR                       1301 AVENUE OF THE AMERICAS
          MEMPHIS, TENNESSEE 38103                          NEW YORK, NEW YORK 10019
          TELEPHONE (901) 577-2262                          TELEPHONE (212) 259-7300
          FACSIMILE (901) 577-2303                          FACSIMILE (212) 259-6333

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                     PROPOSED MAXIMUM
             TITLE OF SECURITIES                         AGGREGATE                AMOUNT OF
               BEING REGISTERED                      OFFERING PRICE(1)        REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------
Common Stock, $.01 par value..................          $91,425,000                $31,526
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

ITEM
NO.              DESCRIPTION IN FORM S-2                      LOCATION IN PROSPECTUS
- ----   -------------------------------------------  -------------------------------------------
 1.    Forepart of Registration Statement and
         Outside Front Cover Page of Prospectus...  Outside Front Cover Page
 2.    Inside Front and Outside Back Cover Pages
         of Prospectus............................  Additional Information; Inside Front Cover;
                                                      Outside Back Cover Page
 3.    Summary Information, Risk Factors and Ratio
         of Earnings to Fixed Charges.............  Outside Front Cover Page; Prospectus
                                                      Summary; Risk Factors
 4.    Use of Proceeds............................  Use of Proceeds
 5.    Determination of Offering Price............  Not Applicable
 6.    Dilution...................................  Not Applicable
 7.    Selling Security Holders...................  Principal and Selling Shareholders
 8.    Plan of Distribution.......................  Outside Front Cover Page; Prospectus
                                                      Summary; Underwriting
 9.    Description of Securities to be
         Registered...............................  Description of Capital Stock
10.    Interests of Named Experts and Counsel.....  Legal Matters; Experts
11.    Information as to Registrant...............  Prospectus Summary; Use of Proceeds;
                                                      Capitalization; Price Range of Common
                                                      Stock; Dividend Policy; Selected
                                                      Consolidated Financial Data; Unaudited
                                                      Combined Pro Forma Financial Information;
                                                      Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations; Business; Management;
                                                      Principal and Selling Shareholders;
                                                      Additional Information; Consolidated
                                                      Financial Statements
12.    Disclosure of Commission Position on
         Indemnification for Securities Act
         Liabilities..............................  Management

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 17, 1996

PROSPECTUS

                                5,300,000 SHARES

                            RESPONSE ONCOLOGY, INC.
                                  COMMON STOCK
                             ---------------------

     Of the 5,300,000 shares of Common Stock offered hereby, 4,700,000 shares are being sold by Response Oncology, Inc. (the "Company") and 600,000 shares are being sold by the Selling Shareholders named under "Principal and Selling Shareholders." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     The Common Stock is quoted on The Nasdaq Stock Market's National Market under the symbol "ROIX." On July 12, 1996, the last sale price for the Common Stock as reported by Nasdaq was $15 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                             ---------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------
                                             UNDERWRITING                        PROCEEDS TO
                             PRICE TO       DISCOUNTS AND      PROCEEDS TO         SELLING
                              PUBLIC        COMMISSIONS(1)      COMPANY(2)       SHAREHOLDERS
- ------------------------------------------------------------------------------------------------
Per Share                       $                 $                 $                 $
- ------------------------------------------------------------------------------------------------
Total(3)                        $                 $                 $                 $
- ------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering estimated at $650,000 payable by the Company.

(3) The Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 795,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Shareholders
     will be $       , $       and $       , respectively. See "Underwriting."
                             ---------------------
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
          , 1996, at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York, 10001.
                             ---------------------
SMITH BARNEY INC.                                            J.C. BRADFORD & CO.
                 , 1996

                                      MAP

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                             ---------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for information that should be carefully considered by prospective investors.

                                  THE COMPANY

     Response Oncology, Inc. (the "Company") is a comprehensive cancer management company. The Company provides advanced cancer treatment services through outpatient facilities known as IMPACT(R) Centers under the direction of approximately 350 independent oncologists, manages the practices of oncologists with whom the Company has affiliated and conducts clinical cancer research on behalf of pharmaceutical manufacturers. The Company intends to build on its relationships with oncologists developed through operation of its IMPACT(R) Centers and on its expertise in clinical cancer research to rapidly expand the number of oncology practices it manages. The Company has practice management affiliations with a 10-physician medical oncology practice in Miami, Florida (the "Miami Practice"), a four-physician medical oncology practice in Knoxville, Tennessee (the "Knoxville Practice"), a two-physician medical oncology practice in St. Petersburg, Florida (the "St. Petersburg Practice") and a four-physician medical oncology practice in Ft. Lauderdale, Florida (the "Ft. Lauderdale Practice"). The Company has entered into a definitive agreement for a practice management affiliation with an eight-physician medical oncology practice in Memphis, Tennessee (the "West Clinic"). The Company has also entered into letters of intent for practice management affiliations with six medical oncology practices consisting of an aggregate of 16 physicians in Broward, Dade, Palm Beach and Martin Counties, Florida and Knoxville, Tennessee.

     The Company presently operates 41 IMPACT(R) Centers in 21 states which provide high dose chemotherapy with stem cell support to cancer patients on an outpatient basis. The Company believes that it is the leading national provider of complex chemotherapy with stem cell rescue and has been the leading force in "re-engineering" the process of bone marrow transplantation through the utilization of outpatient centers and standardization of supportive care in conjunction with leading oncologists. Through its IMPACT(R) Centers, the Company has developed extensive medical information systems and databases containing clinical and patient information, analysis of treatment results and side effects and clinical care pathways. These systems and databases support the Company's clinical trials program, which involves carefully planned, uniform treatment regimens administered to a significant group of patients together with the monitoring of outcomes and side effects of these treatments. The clinical trials program allows the Company to develop a rational means of improving future treatment regimens by predicting which patients are most likely to benefit from different treatments.

     The Company believes that private and public reforms in the health care industry emphasizing cost containment and accountability have prompted a trend among oncologists to expand their traditional practices of two to five physicians into larger group practices that provide a wider range of services in an outpatient setting. The Company believes that many of these providers lack the capital, management capabilities and infrastructure necessary to address changes in the increasingly competitive and complex health care environment, which is characterized by rising business complexity, growing control by payors over practice patterns and patient flows, substantial investment in medical technology and information systems and cost pressures on physicians that require them to seek operating efficiencies. Practice management companies have increasingly provided the management expertise, bargaining power, capital resources and general business and medical industry knowledge required by physicians to effectively contract with hospitals, governmental agencies, private payors and managed care payors. However, of the approximately 6,000 practicing oncologists in the United States, the Company believes that less than 10% are affiliated with public practice management companies.

     The Company believes that there are significant opportunities to consolidate oncology practices and that an integrated network of oncology care is an efficient and effective system for the treatment of cancer patients. The Company believes that its well established network of oncologist relationships and substantial scientific expertise in the oncologic field, together with its extensive medical information systems and databases, has strategically positioned the Company to promote and facilitate the consolidation of oncology practices into a national cancer care network providing comprehensive, outpatient oncology services. The Company believes that its integrated system of practice and disease management (i) produces economies of scale and other efficiencies, thus reducing the costs of providing healthcare;
(ii) positions the Company to operate effectively in an environment dominated by managed care; and (iii) allows physicians with whom the Company affiliates to focus on medicine and research without sacrificing autonomy and control over the medical aspects of their business.

                      COMPLETED AND PROPOSED AFFILIATIONS

     Since January 1996, the Company has consummated practice management affiliations with the Miami Practice, the Knoxville Practice, the St. Petersburg Practice and the Ft. Lauderdale Practice (collectively, the "Completed Affiliations"), consisting of an aggregate of 20 medical oncologists in two states. In addition, the Company has entered into a definitive agreement for a practice management affiliation with the West Clinic in Memphis, Tennessee, and has entered into non-binding letters of intent for practice management affiliations with six medical oncology practices consisting of an aggregate of 16 physicians in Broward, Dade, Palm Beach and Martin Counties, Florida and Knoxville, Tennessee (collectively, the "Proposed Affiliations"). See
"Business -- Overview -- Completed and Proposed Affiliations." If all of the Proposed Affiliations are consummated, the Company will have practice management affiliations with an aggregate of 11 medical oncology practices consisting of an aggregate of 44 physicians. See "Risk Factors -- Risks Related to Expansion" and "Unaudited Pro Forma Combined Financial Information."

                                  THE OFFERING

Common stock being offered by:
     The Company............................     4,700,000 shares
     The Selling Shareholders...............       600,000 shares(1)

Common Stock to be outstanding after
  the offering..............................    12,071,589 shares(2)

Use of proceeds.............................    Funding of Proposed Affiliations
                                                 and
                                                 reduction of debt

The Nasdaq Stock Market symbol..............    ROIX
- ---------------

(1) Excludes up to 795,000 shares that may be sold by the Selling Shareholders pursuant to the Underwriters' overallotment option.
(2) Based upon the number of shares of Common Stock outstanding as of March 31, 1996; excludes an aggregate of 313,754 shares issued and 85,000 shares of Common Stock issuable upon exercise of warrants delivered as purchase price consideration in the Completed Affiliations and 1,878,100 shares of Common Stock issuable upon the exercise of stock options outstanding under the Company's Stock Option Plans. See Note F of Notes to Consolidated Financial Statements of the Company.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                        YEAR ENDED DECEMBER 31,             THREE MONTHS ENDED MARCH 31,
                                                ---------------------------------------   --------------------------------
                                                                              PRO FORMA                          PRO FORMA
                                                 1993      1994      1995      1995(1)     1995        1996       1996(1)
                                                -------   -------   -------   ---------   -------     -------    ---------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
REVENUE:
Net revenue...................................  $37,697   $38,251   $44,298    $83,083    $11,201     $13,341     $22,879
Other income..................................      188       220       282        282         51          17          17
                                                -------   -------   -------   ---------   -------     -------    ---------
  Total revenue...............................   37,885    38,471    44,580     83,365     11,252      13,358      22,896
                                                -------   -------   -------   ---------   -------     -------    ---------
OPERATING EXPENSE:
Operating and clinic..........................   29,744    31,758    32,893     63,932      8,218      10,345      17,155
General and administrative....................    2,891     4,286     5,512      5,512      1,244       1,267       1,267
Depreciation and amortization.................    1,917     2,125     1,736      6,109        413         571       1,516
Interest......................................       92       120        17      1,835          4         193         512
Provision for doubtful accounts...............    2,470     2,528     2,106      2,106        545         372         372
                                                -------   -------   -------   ---------   -------     -------    ---------
Earnings (loss) before minority interest,
  equity in earnings (loss) of unconsolidated
  affiliate and income tax expense............      771    (2,346)    2,316      3,871        828         610       2,074
Equity in earnings (loss) of unconsolidated
  affiliate...................................      (71)       --        --         --         --          --          --
Minority interest in consolidated joint
  ventures' earnings..........................       --        --        (2)        (2)        --         (94)        (94)
                                                -------   -------   -------   ---------   -------     -------    ---------
Earnings (loss) before income tax expense.....      700    (2,346)    2,314      3,869        828         516       1,980
Income tax expense(2).........................       --        --        --       (310)        --          --        (580)
                                                -------   -------   -------   ---------   -------     -------    ---------
Net earnings (loss)...........................      700    (2,346)    2,314      3,559        828         516       1,400
Common Stock dividend to preferred
  stockholders................................       (3)       (3)       (3)        (4)        --          --          --
                                                -------   -------   -------   ---------   -------     -------    ---------
Net earnings (loss) to common stockholders....  $   697   $(2,349)  $ 2,311    $ 3,555    $   828     $   516     $ 1,400
                                                =======   =======   =======   ==========  =======     =======    ==========
Net earnings (loss) per share of Common
  Stock(3)....................................  $  0.10   $ (0.34)  $  0.32    $  0.28    $  0.12     $  0.07     $  0.11
                                                =======   =======   =======   ==========  =======     =======    ==========
Weighted average shares.......................    7,166     6,953     7,171     12,683      6,967       7,669      13,180
                                                =======   =======   =======   ==========  =======     =======    ==========
OPERATING DATA:
Physician Relationships:
  IMPACT(R) Center Medical Directors(4).......      221       250       312        312        280         344         344
  Affiliated Physicians(5)....................       --        --        --         44         --           9          44
IMPACT(R) Centers wholly-owned................       28        27        27         27         28          27          27
IMPACT(R) Center joint ventures...............       --         6        14         14          7          16          16
States........................................       16        19        21         21         19          21          21

                                                                                                  MARCH 31, 1996
                                                                                               ---------------------
                                                                                                          PRO FORMA
                                                                                                             AS
                                                                                               ACTUAL    ADJUSTED(6)
                                                                                               -------   -----------
BALANCE SHEET DATA:
Cash and equivalents.........................................................................  $   483     $    --
Working capital..............................................................................   11,114      14,396
Total assets.................................................................................   38,619     185,538
Long-term debt, less current maturities......................................................    6,265      28,518
Total stockholders' equity...................................................................   20,442      94,043

- ---------------

(1) Gives effect to (i) the Completed Affiliations and Proposed Affiliations and
     (ii) the sale of the Common Stock offered hereby (at an assumed public offering price of $15.00 per share) and the application of the net proceeds therefrom as set forth under "Use of Proceeds" as if such transactions had occurred as of January 1, 1995. See "Use of Proceeds" and "Unaudited Pro Forma Combined Financial Information."
(2) Provisions for income taxes have not been reflected in historical net income since there is no taxable income due to utilization of net operating loss carryovers.
(3) Pro forma net earnings per share is computed by dividing net earnings by the number of common and common equivalent shares outstanding during the period. All stock options and warrants issued have been considered as outstanding common share equivalents for all periods presented, even if anti-dilutive, under the treasury stock method (based on the assumed public offering price set forth on the cover page hereof). Shares of Common Stock issuable upon conversion of the Convertible Preferred Stock are assumed to be common share equivalents for all periods presented.
(4) Includes Medical Directors of both wholly owned and joint venture IMPACT(R) Centers.
(5) Includes physicians comprising the Completed Affiliations and those physicians comprising the Proposed Affiliations. There can be no assurance that the Proposed Affiliations will be consummated. See "Risk
     Factors -- Risks Related to Expansion."
(6) Gives effect to the consummation of the Completed Affiliations and Proposed Affiliations as if such transactions had occurred on March 31, 1996. Also adjusted to give effect to the sale of the Common Stock offered hereby (at an assumed public offering price of $15.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds" as if such transaction had occurred on March 31, 1996.

                             ---------------------

     Unless otherwise noted, the information in this Prospectus reflects a 1-for-5 reverse stock split effected by the Company with respect to the Common Stock on November 1, 1995.

                                  RISK FACTORS

     Prospective investors are cautioned that this Prospectus may contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. Such statements reflect management's current views, are based on many assumptions and are subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, those discussed below, as well as those discussed elsewhere in this Prospectus.

RISKS RELATED TO EXPANSION

     A principal element of the Company's strategy involves growth through consummation of additional oncology practice management affiliations. This affiliation and expansion strategy will require substantial capital, and the Company anticipates that it may, in the future, seek to raise additional funds through debt financing or the issuance of equity or debt securities. There can be no assurance that sufficient funds will be available on terms acceptable to the Company or at all. In addition, the Company may issue equity or convertible securities as consideration in affiliation transactions. If additional equity securities are issued, dilution to the Company's shareholders may result, and if additional funds are raised through the incurrence of debt, the Company may become subject to restrictions on its operation and finances. Any limitation on the Company's ability to obtain additional financing could have a material adverse effect on the Company.

     The success of the Company's growth strategy is dependent in part on its ability to manage and control the costs and non-medical operations of affiliated practices. The Company has entered into a definitive agreement for a practice management affiliation with the West Clinic and non-binding letters of intent for six of the Proposed Affiliations, comprising an aggregate of seven practices with an aggregate of 24 physicians. The West Clinic definitive agreement is subject to certain conditions, including the availability of financing, which have not been and may not be satisfied. There can be no assurance that all or any of the Proposed Affiliations can be consummated on terms acceptable to the Company, or at all. Further, there can be no assurance that the Company will be able to integrate additional practices into the Company's operations, to effectively manage or control the costs of such practices or that the Company will be able to identify additional suitable practice management affiliation candidates and/or consummate practice management affiliation transactions in the future. See "Business -- Overview -- Completed and Proposed Affiliations" and "-- Strategy."

LIMITED HISTORY OF MANAGING ONCOLOGY PRACTICES

     The Company entered into its initial practice management affiliation with the Miami Practice in January 1996. Thereafter, the Company consummated similar transactions with the Knoxville Practice in April 1996, the St. Petersburg Practice in June 1996 and the Ft. Lauderdale Practice in July 1996. Except for the Completed Affiliations, the Company has no significant experience in managing physician practices, and there can be no assurance that the Company can profitably provide services to oncology practices or that the Company's personnel, systems and infrastructure will be sufficient to permit effective management of oncology practices. Although the Company intends to enter into managed care capitated contracts, no such contracts have been consummated.

PRIOR OPERATING LOSSES

     Since the Company's inception in June 1984 through December 1994, the Company had recorded operating losses in all but three years and as of March 31, 1996, had a cumulative deficit of $39.8 million. Although the Company recorded net income for the year ended December 31, 1995 and the three months ended March 31, 1996, there can be no assurance that the Company will sustain such profitability. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The physician practice management industry is highly competitive. Several companies that have established operating histories and greater resources than the Company are pursuing acquisition, development and management activities similar to those of the Company. In addition, some hospitals, clinics, health care companies, HMOs and insurance companies provide services similar to those provided by the Company. There can be no assurance that the Company will be able to compete effectively with such competitors, that additional competitors will not enter the market or that such competition will not make it more difficult to consummate additional practice management affiliations with oncology practices on terms beneficial to the Company. The Company also believes that changes in governmental and private reimbursement policies, among other factors, have resulted in increased competition among providers of medical services. There can be no assurance that the Company will be able to compete effectively in the markets that it serves. See "Business -- Competition."

     The demand for oncology services currently exceeds the supply of qualified oncologists. As a result, the Company is under competitive pressures for the recruitment and retention of qualified oncologists. There can be no assurance that the Company and its affiliated oncology practices will be able to successfully recruit qualified oncologists in the face of increased competition for such persons.

REDUCTIONS IN THIRD PARTY REIMBURSEMENT

     Substantially all of the Company's revenue is derived directly or indirectly from third party payors, which consist of managed care plans and private insurance for the IMPACT(R) Centers and managed care plans, private insurance and governmental programs (e.g., Medicare and Medicaid) for oncology practices with which the Company has practice management affiliations. These third party payors are increasingly negotiating reduced payment schedules with, and imposing stricter utilization and reimbursement standards on, the providers of health care services. The Company believes that per-patient revenue from oncology-related services will continue to decline due to these actions by third party payors. Third party payors may also deny reimbursement for pharmaceuticals, supplies and certain medical services provided by the Company and its affiliated oncologists, if they determine that a treatment was not performed in accordance with treatment protocols established by such payors or for other reasons. Historically, third party payers have not covered high dose chemotherapy, such as provided at the Company's IMPACT(R)Centers, for some indications. Further reductions in payments to physicians or other changes in reimbursement for health care services could have a material adverse effect on the Company. Certain health care services, including those rendered by the Company and its affiliated oncologists, may be subject from time to time to changes in both the degree of regulation and level of reimbursement. There can be no assurance that payments under governmental and private third party payor programs will not be reduced or will, in the future, be sufficient to cover costs allocable to patients eligible for reimbursement pursuant to such programs, or that any reductions in the Company's revenue resulting from reduced payments could be offset by the Company through cost reductions, increased volume, introduction of new procedures or otherwise. See
"Business -- Reimbursement and Cost Containment."

IMPAIRMENT OF COST OF SERVICE AGREEMENTS

     The Company has consummated practice management affiliations with the Miami Practice, Knoxville Practice, St. Petersburg Practice and Ft. Lauderdale Practice since December 31, 1995 and has entered into a definitive agreement with the West Clinic and six letters of intent for the Proposed Affiliations. In affiliating with physician practices, the Company enters into management services agreements with an initial term of 40 years ("Service Agreements"). The pro forma cost of Service Agreements as of March 31, 1996 resulting from the consummation of the Completed Affiliations and in connection with the Proposed Affiliations is approximately $133.4 million. The Company amortizes the Service Agreements on a straight-line basis over their 40-year lives which, on a pro forma basis, would constitute an annual expense of approximately $3.3 million. The Company evaluates on a regular basis whether events and circumstances have occurred that indicate all or a portion of the carrying amount of such assets may no longer be recoverable, in which case an additional charge to earnings would become necessary. Any such future determination requiring the write-off of a significant portion of unamortized cost of Service Agreements could adversely affect the Company's results of operations. There can be no assurance that the value of such assets will ever be realized by the Company.

RISKS ASSOCIATED WITH MANAGED CARE CONTRACTS

     As an increasing percentage of patients come under the control of managed care entities, the Company believes that its success will be, in part, dependent upon the Company's ability to negotiate contracts on behalf of its affiliated oncologists with HMOs, employer groups and other private third party payors pursuant to which its affiliated oncologists' services will be provided on a risk-sharing or capitated basis. Under a capitated agreement, a health care provider such as the Company agrees to accept a predetermined amount per member per month in exchange for undertaking to provide all covered services to patients. Such contracts pass much of the economic risk of providing care from the payor to the provider. The Company's success in implementing its strategy of entering into such contracts on behalf of its affiliated oncologists could result in greater predictability of revenue, but increased risk to the Company resulting from greater uncertainty regarding expenses. To the extent that patients or enrollees covered by such contracts require more frequent or extensive care than the Company anticipates, additional costs would be incurred, resulting in a reduction in the Company's operating margins. In the worst case, service fee revenue derived from risk-sharing or capitated contracts would be insufficient to cover the costs of the services provided. Any such reduction or elimination of earnings could have a material adverse effect on the Company. Moreover, there is no certainty that the Company will be able to establish and maintain satisfactory relationships with third party payors, many of which already have existing provider structures in place and may not be able or willing to re-arrange their provider networks. Increasingly, some jurisdictions are taking the position that capitated agreements in which the provider of medical services bears the economic risk of providing such services should be regulated by insurance laws. As a consequence, the Company may be limited in some of the states in which it operates in its attempt to enter into or arrange capitated agreements for its affiliated oncology practices when those capitated arrangements involve the assumption of risk.

DEPENDENCE ON PHYSICIAN PRACTICES

     The Company is dependent upon its affiliations with physician practices. The Company has entered into Service Agreements with the Completed Affiliations, each having a term of 40 years, and has proposed to enter into similar Service Agreements with the practices comprising the Proposed Affiliations. There can be no assurance that existing and future practices with which the Company affiliates will maintain successful medical practices, that the Service Agreements with the practices will not be terminated, or that any of the key members of a particular practice will continue practicing with such practice. Loss of revenue by the affiliated practices could have a material adverse effect on the Company. See "Business."

GOVERNMENT REGULATION

     The relationships among health care providers, including physicians and other clinicians, are subject to extensive federal and state regulation. The fraud and abuse provisions of the Social Security Act, as well as the laws of certain states, prohibit the solicitation, payment, receipt or offering of any direct or indirect remuneration in return for, or for the inducement of, the referral of patients, items or services that are paid for, in whole or in part, by Medicare or Medicaid (or, in the case of the laws of certain states, all third party reimbursers). These laws also impose significant penalties for false or improper billings for physician services and impose restrictions on physicians' referrals for designated health services to entities with which they have financial relationships. Although the Company believes that all financial relationships between oncologists and the Company are in compliance with federal and state laws, there can be no assurance that such relationships will not be challenged as violating any federal or state law. Violations of these laws may result in substantial civil or criminal penalties, including large civil monetary penalties and exclusion from participation in the Medicare and Medicaid programs. Such exclusion and penalties, if applied to the Company or its affiliated oncology practices, could have a material adverse effect on the Company. See "Business -- Government Regulation."

     Under certain provisions of the Omnibus Budget Reconciliation Act of 1993 known as "Stark II," physicians who refer Medicare and Medicaid patients to the Company for certain designated health services may not have an investment interest in or a compensation arrangement with the Company, and the Company may not accept Medicare or Medicaid referrals from such physicians without first complying with certain specified exceptions to the law. Violation of Stark II by the Company could have a material adverse effect on the Company.

     The laws of many states prohibit business corporations such as the Company from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting fees with physicians. These laws and their interpretations vary from state to state and are enforced by both the courts and regulatory authorities, each with broad discretion. Expansion of the operations of the Company to certain jurisdictions may require structural and organizational modifications of the Company's form of relationship with oncology practices, which could have an adverse effect on the Company. There can be no assurance that the Company's Service Agreements will not be challenged as constituting the unlawful corporate practice of medicine or unlawful fee splitting arrangements or that the enforceability of the provisions of such agreements, including non-competition agreements, will not be limited.

     In addition to extensive existing governmental health care regulation, there are numerous initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of these health care proposals, such as further reductions in or capitation of Medicare and Medicaid payments and additional prohibitions on direct or indirect physician ownership of facilities to which they refer patients, if adopted, could have a material adverse effect on the results of operations and stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock following the offering. See "Business -- Government Regulation."

     The Company believes that its operations are conducted in material compliance with applicable laws; however, the Company has not received a legal opinion to this effect, and many aspects of the Company's business operations have not been the subject of state or federal regulatory interpretation. There can be no assurance that a review of the Company's operations by federal or state regulatory authorities will not result in a determination that could have a material adverse effect on the Company or its affiliated oncologists. Additionally, there can be no assurance that the health care regulatory environment will not change so as to adversely affect the Company's or the affiliated oncologists' existing operations or restrict their expansion. The regulatory framework of certain jurisdictions may limit the Company's expansion into, or ability to continue operations within, such jurisdictions if the Company is unable to modify its operational structure to conform to such regulatory framework or to obtain necessary approvals, licenses and permits. Any limitation on the Company's ability to expand could have a material adverse effect on the Company. See "Business -- Government Regulation."

POTENTIAL LIABILITY AND INSURANCE

     The provision of medical services entails an inherent risk of professional malpractice and other similar claims. Under the Service Agreements, the Company provides only non-medical services such as preparing annual capital and operating budgets, preparing financial statements, ordering and purchasing medical and office inventory and supplies, billing patients and third party payors, maintaining records, negotiating and administering all managed care contracts, arranging for legal and accounting services related to practice operations and recruiting and supervising all non-physician professional support and administrative personnel. In its IMPACT(R) Centers, employees of the Company, acting under the supervision of physicians, deliver medical care to patients. The Company could be implicated in claims related to medical services provided by affiliated oncologists or at the IMPACT(R) Centers, and there can be no assurance that claims, suits or complaints relating to services delivered by an affiliated oncologist will not be asserted against the Company in the future. Although the Company maintains insurance it believes is adequate both as to risks and amounts, there can be no assurance that any claim asserted against the Company for professional or other liability will be covered by, or will not exceed the coverage limits of, such insurance.

     The availability and cost of professional liability insurance has been affected by various factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to maintain insurance in the future at a cost that is acceptable to the Company, or at all. Any claim made against the Company not fully covered by insurance could have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

     The Company is dependent upon the ability and experience of its executive officers. The Company currently has employment contracts with four of the Company's executive officers. The loss of the services of any or all of its executive officers or the Company's inability in the future to attract and retain management and other key personnel could have a material adverse effect on the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Charter and By-laws, as well as Tennessee law, could together or separately discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain provisions of the Company's Charter provide for a classified Board of Directors and the issuance, without further shareholder approval, of preferred stock with rights and privileges which could be senior to the Common Stock. The Company also is subject to the Tennessee Business Combination Act which, with certain exceptions, prohibits a Tennessee corporation from engaging in any of a broad range of business combinations with any "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder. See "Description of Capital Stock."

POSSIBLE VOLATILITY OF STOCK PRICE

     Although prior to the offering there has been a public market for the Common Stock, there can be no assurance that an active public market for the Common Stock will continue after the offering. From time to time after the offering, there may be significant volatility in the market price for the Common Stock. Quarterly operating results of the Company, changes in general conditions in the economy or the health care industry, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies' securities and that have often been unrelated to the operating performance of these companies. Concern about the potential effects of health care reform measures has contributed to the volatility of stock prices of companies in health care and related industries and may similarly affect the price of the Common Stock following the offering. Any such fluctuations that occur following the closing of the offering may adversely affect the market price of the Common Stock.

                                  THE COMPANY

     The Company was incorporated in June 1984 as a Tennessee corporation and the Company's name was changed to Response Oncology, Inc. on November 1, 1995. Unless otherwise indicated or required by context, references to the Company include its consolidated subsidiaries. The Company's principal offices are located at 1775 Moriah Woods Blvd., Memphis, Tennessee 38117, and its telephone number at that address is (901) 761-7000.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 4,700,000 shares of Common Stock being offered by the Company hereby (assuming a public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $65.2 million. The Company intends to use the estimated net proceeds as follows: (i) $10.0 million will be used to satisfy a note payable (the "Seafield Note") to the Company's majority shareholder, Seafield Capital Corporation, which note matures upon the later of completion of the offering or August 31, 1998 and has an interest rate of 9.5%; (ii) $27.5 million will be used to pay the cash consideration required by the definitive agreement between the Company and West Clinic; (iii) approximately $22.0 million will be used to pay a portion of the cash consideration payable in connection with the Proposed Affiliations; and
(iv) approximately $5.7 million will be used to repay indebtedness to NationsBank of Tennessee, N.A. ("NationsBank") and Union Planters National Bank ("Union Planters") pursuant to the Company's revolving credit facility (the "Credit Facility"). The Credit Facility is a $27.5 million committed facility, comprised of a $20.0 million acquisition facility (the "Acquisition Facility") and a $7.5 million working capital facility (the "Working Capital Facility"). The Acquisition Facility matures May 31, 1998 and bears interest at a variable rate equal to the London Interbank Offered Rate ("LIBOR") plus a spread of between 1.5% and 2.625%, depending upon borrowing levels. As of June 30, 1996 the interest rate was approximately 7.6%. The Working Capital Facility matures May 30, 1997, subject to a one year extension at the Company's election, and bears interest at a variable rate equal to LIBOR plus a spread of between 1.875% and 2.375%. As of July 10, 1996, $18.7 million aggregate principal amount was outstanding on the Credit Facility with a current interest rate of approximately 8.2%. See "Risk Factors -- Risks Related to Expansion."

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on The Nasdaq Stock Market's National Market under the symbol "ROIX." Prior to October 26, 1995, the Common Stock was listed on The American Stock Exchange under the symbol "RTK." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on The American Stock Exchange through October 26, 1995 and The Nasdaq Stock Market's National Market. All prices are adjusted to give effect to a reverse stock split effected by the Company with respect to the Common Stock on November 1, 1995.

                                                                               HIGH       LOW
                                                                               ----       ---
YEAR ENDED DECEMBER 31, 1994
  First Quarter..............................................................  $14 3/8    $ 8 1/8
  Second Quarter.............................................................  $15 5/8    $ 8 3/4
  Third Quarter..............................................................  $16 1/4    $11 1/4
  Fourth Quarter.............................................................  $13 3/4    $ 8 1/8
YEAR ENDED DECEMBER 31, 1995
  First Quarter..............................................................  $12 1/2    $ 8 1/8
  Second Quarter.............................................................  $13 3/4    $ 9 1/16
  Third Quarter..............................................................  $21 1/4    $ 7 1/2
  Fourth Quarter.............................................................  $20        $ 9 5/8
YEAR ENDING DECEMBER 31, 1996
  First Quarter..............................................................  $16 1/2    $12
  Second Quarter.............................................................  $21        $12 1/2
  Third Quarter, through July 12, 1996.......................................  $17        $15

     On July 12, 1996 the last reported sale price of the Common Stock on The Nasdaq Stock Market's National Market was $15 per share. On July 12, 1996 there were approximately 620 holders of record of Common Stock.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends on its Common Stock since its inception. The Company currently anticipates that it will retain earnings to finance its growth and does not intend to pay dividends in the foreseeable future. The payment and rate of future cash dividends on the Company's Common Stock, if any, will be subject to review by the Board of Directors in light of the Company's financial condition, results of operations and capital requirements, and other factors deemed pertinent by the Company's Board of Directors. There can be no assurance that the Company will ever pay any dividend.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1996 and on a pro forma basis as adjusted to give effect to (i) additional long-term debt incurred to finance Completed Affiliations; (ii) the consummation of the Completed and Proposed Affiliations and the issuance of Common Stock in connection therewith and (iii) the sale of the 4,700,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $15.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                                           MARCH 31, 1996(1)
                                                                        ------------------------
                                                                                      PRO FORMA
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
  Long-term debt, net of current portion..............................  $  6,265      $  28,518
                                                                        --------     -----------
  Shareholders' equity:
     Preferred stock, $1.00 par value, 3,000,000 shares authorized,
      27,833 shares outstanding and as adjusted.......................        28             28
     Common stock, $.01 par value, 30,000,000 shares authorized,
      7,371,589 shares outstanding and 13,180,264 shares outstanding,
      as adjusted(1)..................................................        74            128
     Additional paid-in capital.......................................    60,137        133,684
     Accumulated deficit..............................................   (39,797)       (39,797)
                                                                        --------     -----------
          Total shareholders' equity..................................    20,442         94,043
                                                                        --------     -----------
          Total capitalization........................................  $ 26,707      $ 122,561
                                                                        ========      =========

- ---------------

(1) Does not include 85,000 shares of Common Stock issuable upon the exercise of certain warrants and 1,878,100 shares of Common Stock issuable upon the exercise of options granted pursuant to the Company's Stock Option Plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data for the Company. The consolidated financial data as of and for each of the years ended December 31, 1993, 1994 and 1995 are derived from the consolidated financial statements of the Company audited by KPMG Peat Marwick LLP, independent certified public accountants. The consolidated financial data as of and for the eight months and year ended December 31, 1991 and 1992, respectively, are derived from the audited consolidated financial statements of the Company audited by Ernst & Young LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, including the Notes thereto, and the independent auditors' report thereon, are included elsewhere in this Prospectus. The selected financial data for the three months ended March 31, 1996 and the balance sheet data as of March 31, 1996 are derived from unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of financial condition and the results of operations. Operating results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 1996. The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Consolidated Financial Statements and Notes thereto, and other financial information appearing elsewhere in this Prospectus.

                                                                                                         THREE MONTHS ENDED
                                 EIGHT MONTHS                YEAR ENDED DECEMBER 31,                          MARCH 31,
                                    ENDED       -------------------------------------------------   -----------------------------
                                 ------------                                           PRO FORMA                       PRO FORMA
                                     1991        1992      1993      1994      1995      1995(1)     1995      1996      1996(1)
                                 ------------   -------   -------   -------   -------   ---------   -------   -------   ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue....................     $8,797      $27,870   $37,697   $38,251   $44,298    $83,083    $11,201   $13,341    $22,879
Other income...................        124          173       188       220       282        282         51        17         17
                                 ------------   -------   -------   -------   -------   ---------   -------   -------   ---------
  Total revenue................      8,921       28,043    37,885    38,471    44,580     83,365     11,252    13,358     22,896
                                 ------------   -------   -------   -------   -------   ---------   -------   -------   ---------
Operating expenses:
Operating and clinic...........      7,106       20,293    29,744    31,758    32,893     63,932      8,218    10,345     17,155
General and administrative.....      1,101        2,648     2,891     4,286     5,512      5,512      1,244     1,267      1,267
Depreciation and
  amortization.................        340        1,118     1,917     2,125     1,736      6,109        413       571      1,516
Interest.......................         13           71        92       120        17      1,835          4       193        512
Provision for doubtful
  accounts.....................        869        3,613     2,470     2,528     2,106      2,106        545       372        372
                                 ------------   -------   -------   -------   -------   ---------   -------   -------   ---------
  Earnings (loss) before
    minority interest and
    equity in earnings (loss)
    of unconsolidated affiliate
    and income tax expense.....       (508)         300       771    (2,346)    2,316      3,871        828       610      2,074
Equity in earnings (loss) of
  unconsolidated affiliate.....        224          272       (71)       --        --         --         --        --         --
Minority interest in
  consolidated joint ventures'
  earnings.....................        (85)          19        --        --        (2)        (2)        --       (94)       (94)
                                 ------------   -------   -------   -------   -------   ---------   -------   -------   ---------
Earnings (loss) before income
  tax expense..................       (369)         591       700    (2,346)    2,314      3,869        828       516      1,980
Income tax expense(2)..........         --           --        --                  --       (310)        --        --       (580)
                                 ------------   -------   -------   -------   -------   ---------   -------   -------   ---------
Net earnings (loss)............     $ (369)     $   591   $   700   $(2,346)  $ 2,314    $ 3,559    $   828   $   516    $ 1,400
Common Stock dividend to
  preferred stockholders.......       (213)          (6)       (3)       (3)       (3)        (4)        --        --         --
                                 ------------   -------   -------   -------   -------   ---------   -------   -------   ---------
Net earnings (loss) to common
  stockholders.................     $ (582)     $   585   $   697   $(2,349)  $ 2,311    $ 3,555    $   828   $   516    $ 1,400
                                 ============   =======   =======   =======   =======   ==========  =======   =======   ==========
Net earnings (loss) per share
  of Common Stock(3)...........     $ (.13)     $   .09   $  0.10   $ (0.34)  $  0.32    $  0.29    $  0.12   $  0.07    $  0.11
                                 ============   =======   =======   =======   =======   ==========  =======   =======   ==========
Weighted average shares........      4,406        6,608     7,166     6,953     7,171     12,683      6,967     7,669     13,180
                                 ============   =======   =======   =======   =======   ==========  =======   =======   ==========
OPERATING DATA:
Physician Relationships:
  IMPACT(R) Center Medical
    Directors(4)...............         71          163       221       250       312        312        280       344        344
  Affiliated Physicians(5).....         --           --        --        --        --         44         --         9         44
IMPACT(R) Centers wholly
  owned........................         12           22        28        27        27         27         28        27         27
IMPACT(R) Center joint
  ventures.....................         --           --        --         6        14         14          7        16         16
States.........................          5           12        16        19        21         21         19        21         21

                                                                                                         MARCH 31, 1996
                                                                AS OF DECEMBER 31,                  ------------------------
                                                  -----------------------------------------------               PRO FORMA
                                                   1991      1992      1993      1994      1995     ACTUAL    AS ADJUSTED(6)
                                                  -------   -------   -------   -------   -------   -------   --------------
BALANCE SHEET DATA:
Cash and equivalents............................  $ 2,383   $ 1,762   $ 3,101   $ 2,922   $ 4,205   $   483      $     --
Working capital.................................    4,770     6,240    12,937    12,285    15,753    11,114        14,396
Total assets....................................   10,274    17,100    25,877    21,037    24,765    38,619       185,538
Long-term debt, less current maturities.........      261       320       185        29        15     6,265        28,518
Stockholders' equity............................    8,105    12,252    18,779    16,507    19,843    20,442        94,043

- ---------------

(1) Gives effect to (i) the Completed Affiliations and Proposed Affiliations and
     (ii) the sale of the Common Stock offered hereby (at an assumed public offering price of $15.00 per share) and the application of the net proceeds therefrom as set forth under "Use of Proceeds" as if such transactions had occurred as of January 1, 1995. See "Use of Proceeds" and "Unaudited Pro Forma Combined Financial Information."
(2) Provisions for income taxes have not been reflected in historical net income since there is no taxable income due to utilization of net operating loss carryovers.
(3) Pro forma net earnings per share is computed by dividing net earnings by the number of common and common equivalent shares outstanding during the period. All stock options and warrants issued have been considered as outstanding common share equivalents for all periods presented, even if anti-dilutive, under the treasury stock method (at an assumed public offering price of $15.00 per share). Shares of Common Stock issuable upon conversion of the Convertible Preferred Stock are assumed to be common share equivalents for all periods presented.
(4) Includes Medical Directors of both wholly owned and joint venture IMPACT(R) Centers.
(5) Includes physicians comprising the Completed Affiliations and those physicians comprising the Proposed Affiliations. There can be no assurance that the Proposed Affiliations will be consummated. See "Risk
     Factors -- Risks Related to Expansion."
(6) Gives effect to the consummation of the Completed Affiliations and Proposed Affiliations as if such transactions had occurred on March 31, 1996. Also adjusted to give effect to the sale of the Common Stock offered hereby (at an assumed public offering price of $15.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds" as if such transaction had occurred on March 31, 1996.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following Unaudited Pro Forma Combined Balance Sheet of the Company at March 31, 1996 and the Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1995 and the three months ended March 31, 1996 have been prepared to reflect adjustments to the Company's historical results of operations and financial position to give effect to the Completed and Proposed Affiliations.

     The Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the Completed and Proposed Affiliations as if all transactions occurred on January 1, 1995. The Unaudited Pro Forma Combined Balance Sheet has been prepared as if all of the transactions occurring after March 31, 1996 occurred as of March 31, 1996.

     The Unaudited Pro Forma Combined Balance Sheet at March 31, 1996 gives effect to the availability of the Credit Facility and the consummation of the Offering and the application of net proceeds therefrom, including the repayment of indebtedness, as if the Credit Facility had been available and the Offering had occurred on March 31, 1996. In addition, the Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 1995 and the three months ended March 31, 1996 give effect to the availability of the Credit Facility and the consummation of the Offering and the application of net proceeds therefrom, as if the Credit Facility had been available and the Offering had occurred as of January 1, 1995. See "Use of Proceeds."

     The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1995 have been prepared by the Company based on the audited financial statements of the Company and of the Completed and Proposed Affiliations (with the exception of Lawrence Snetman, M.D., P.A. which is unaudited), which statements are included elsewhere in this Prospectus. The Unaudited Pro Forma Combined Statement of Operations for the three months ended March 31, 1996 and the Unaudited Pro Forma Combined Balance Sheet as of March 31, 1996 have been prepared by the Company based on the unaudited financial statements of the Company and of the Completed and Proposed Affiliations, which statements are included elsewhere in this Prospectus. For the purposes of preparing the pro forma financial statements, the Company has computed net revenue from Service Agreements for the periods prior to consummation of the Completed and Proposed Affiliations by applying the management fee formula pursuant to the applicable Service Agreement to the historical medical practice revenue of such practice. These unaudited pro forma combined financial statements are presented for illustrative purposes only and may not be indicative of the actual results that would have been obtained if the transactions had occurred on the dates indicated or that may be realized in the future. The pro forma information should be read in conjunction with the historical financial statements of the Company and the Completed and Proposed Affiliations and the notes thereto included elsewhere in this Prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1996

                                HISTORICAL                                                 PRO FORMA
               --------------------------------------------   -------------------------------------------------------------------
                                 COMPLETED                     COMPLETED          PROPOSED        FINANCING AND
                  RESPONSE      AFFILIATIONS     PROPOSED     AFFILIATIONS      AFFILIATIONS        OFFERING
               ONCOLOGY, INC.   ------------   AFFILIATIONS   ADJUSTMENTS       ADJUSTMENTS        ADJUSTMENTS       AS ADJUSTED
               --------------       (A)        ------------   ------------      ------------      -------------      ------------
Cash and
equivalents...  $    483,191     $   315,018    $   740,631   $(24,107,026)(B)  $(50,247,430)(C)   $72,816,000(M)    $        384
Short-term
investments...       361,718                          7,756                           (7,756)(D)                          361,718
Accounts
 receivable,
 net..........    15,100,543       2,947,650      5,325,343                                                            23,373,536
Supplies......     1,090,643         309,798        688,333                                                             2,088,774
Prepaids......       525,882          47,862         38,981                                                               612,725
Other current
 assets.......     5,202,142         277,313         48,542       (277,313)(D)                                          5,250,684
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
       Total
       current
     assets...    22,764,119       3,897,641      6,849,586    (24,384,339)      (50,255,186)       72,816,000         31,687,821
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
Property and
 equipment,
 net..........     3,695,637       1,966,369      1,629,162       (148,479)(D)                                          7,142,689
Intangible
 assets.......       502,538                                                                                              502,538
Service
 agreements...                                                  40,863,325(E)     93,521,642(E)                       134,384,967
Other
 assets.......    11,656,558                        363,060                         (199,456)(D)                       11,820,162
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
       Total
     assets...  $ 38,618,852     $ 5,864,010    $ 8,841,808   $ 16,330,507      $ 43,067,000       $72,816,000       $185,538,177
               ===============   ===========    ===========   ==============    ==============    ==============     ==============
Accounts
 payable &
 accrued
 expenses.....  $  7,587,978     $ 1,039,266    $ 2,042,689   $    408,680(F)   $    (43,488) (F)                    $ 11,035,125
Income taxes
 payable......                        88,691      1,449,094                                                             1,537,785
Notes
 payable......     4,004,708       1,897,822        607,128     (1,694,741)(F)      (375,403)(F)                        4,439,514
Capital lease
obligations...        57,622          46,947        175,116                                                               279,685
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
       Total
       current
liabilities...    11,650,308       3,072,726      4,274,027     (1,286,061)         (418,891)                          17,292,109
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
Capital lease
obligations...                        48,865        740,031                                                               788,896
Notes
 payable......     6,265,369          23,131        313,730      5,068,411(G)      8,422,872(H)      7,636,000(M)      27,729,513
Deferred tax
 liability....                                                  11,501,045(I)     33,922,439(I)                        45,423,484
Minority
 interest.....       261,425                        136,175                         (136,175)(J)                          261,425
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
       Total
liabilities...    18,177,102       3,144,722      5,463,963     15,187,583        40,875,098         7,216,000         90,064,468
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
Stockholders'
 equity:
 Preferred
   stock......        27,833                                                                                               27,833
 Common
   stock......        73,782           1,501        (36,656)         1,637(K)         40,780(L)         47,000(M)         128,044
 Paid-in
   capital....    60,137,024                          2,035      3,763,262(K)      4,648,441(L)     65,133,000(M)     133,683,762
 Retained
   earnings
  (accumulated
   deficit)...   (39,796,889)      2,717,787      3,412,466     (2,717,787)(K)    (3,412,466)(L)                      (39,796,889)
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
       Total
 stockholders'
     equity...    20,441,750       2,719,288      3,377,845      1,047,112         1,276,755        65,180,000         94,042,750
               --------------   ------------   ------------   ------------      ------------      -------------      ------------
       Total
   liabilities
         and
 stockholders'
     equity...  $ 38,618,852     $ 5,864,010    $ 8,841,808   $ 16,330,507      $ 43,067,000       $72,816,000       $185,538,177
               ===============   ===========    ===========   ==============    ==============    ==============     ==============

     See Unaudited Historical Combined Balance Sheet and accompanying notes to Unaudited Pro Forma Combined Balance Sheet.

                  UNAUDITED HISTORICAL COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1996

                                                                                                                      PROPOSED
                                                                          COMPLETED AFFILIATIONS                     AFFILIATIONS
                                                         ---------------------------------------------------------   ----------
                                                         KNOXVILLE                    SOUTHEAST
                                                         HEMATOLOGY   JEFFREY L.   FLORIDA ONCOLOGY      TOTAL       ROSENBERG
                                                          ONCOLOGY    PAONESSA,       HEMATOLOGY       COMPLETED     & KALMAN,
                                                         ASSOCIATES   M.D., P.A.     GROUP, P.A.      AFFILIATIONS   M.D., P.A.
                                                         ----------   ----------   ----------------   ------------   ----------
HISTORICAL INFORMATION:
Cash and equivalents................................... $  166,362    $    9,998      $  138,658      $    315,018   $  37,506
Short-term investments.................................                                                                  7,756
Accounts receivable, net...............................    998,657     1,178,648         770,345         2,947,650     763,137
Supplies...............................................    109,350       139,631          60,817           309,798      97,621
Prepaids...............................................                    3,875          43,987            47,862      35,699
Other current assets...................................                  277,313                           277,313
                                                        ----------    ----------      ----------      ------------  ----------
      Total current assets.............................  1,274,369     1,609,465       1,013,807         3,897,641     941,719
Property and equipment, net............................  1,698,479       247,492          20,398         1,966,369      72,216
Other assets...........................................                                                                  7,049
                                                        ----------    ----------      ----------      ------------  ----------
      Total assets..................................... $2,972,848    $1,856,957      $1,034,205      $  5,864,010  $1,020,984
                                                        ==========    ==========      ==========      ============  ==========
Accounts payable & accrued expenses.................... $  245,001    $  314,758      $  479,507      $  1,039,266   $ 295,302
Income taxes payable...................................                                   88,691            88,691     235,026
Notes payable..........................................  1,713,757                       184,065         1,897,822      10,364
Capital lease obligations..............................     46,947                                          46,947
                                                         ---------    ----------      ----------      ------------  ----------
      Total current liabilities........................  2,005,705       314,758         752,263         3,072,726     540,692
Capital lease obligations..............................     48,865                                          48,865
Notes Payable..........................................     23,131                                          23,131      18,138
Minority interest......................................
Stockholders' equity:
 Common stock..........................................                    1,000             501             1,501         100
 Paid-in capital.......................................
 Retained earnings.....................................    895,147     1,541,199         281,441         2,717,787     462,054
                                                        ----------    ----------      ----------      ------------  ----------
                                                           895,147     1,542,199         281,942         2,719,288     462,154
                                                        ----------    ----------      ----------      ------------  ----------
 Total liabilities and stockholders' equity............ $2,972,848    $1,856,957      $1,034,205      $  5,864,010  $1,020,984
                                                        ==========    ==========      ==========      ============  ==========

                                                                                PROPOSED AFFILIATIONS
                                                          ------------------------------------------------------------------
                                                                                                 DRS.
                                                                                                HANAF,        HEMATOLOGY
                                                                                WEINREB,       ANTONUCCI,      ONCOLOGY
                                                           WEST CLINIC,        WEISBERG &      MCCORMACK   ASSOCIATES OF THE
                                                               P.C.         WEISS, M.D.,P.A.    & KERNS     TREASURE COAST
                                                         ----------------   ----------------   ---------   ------------------
HISTORICAL INFORMATION:
Cash and equivalents...................................     $  410,957          $ 36,201       $ 38,340       $   197,771
Short-term investments.................................
Accounts receivable, net...............................      2,291,043           239,550        520,796           591,137
Supplies...............................................                           25,299        195,000           166,413
Prepaids...............................................                                           3,282
Other current assets...................................         28,356            18,793
                                                            ----------          --------       --------       -----------
      Total current assets.............................      2,730,356           319,843        757,418           955,321
Property and equipment, net............................      1,332,392            78,637         14,345            70,089
Other assets...........................................         48,926                          188,851            32,420
                                                            ----------          --------       --------       -----------
      Total assets.....................................     $4,111,674          $398,480       $960,614       $ 1,057,830
                                                            ==========          ========       ========       ===========
Accounts payable & accrued expenses....................     $  762,727            96,500       $ 91,995       $   115,515
Income taxes payable...................................        785,600            92,184                          336,284
Notes payable..........................................        492,432             2,230         20,500
Capital lease obligations..............................        164,006             4,310
                                                            ----------          --------       --------       -----------
      Total current liabilities........................      2,204,765           195,224        112,495           451,799
Capital lease obligations..............................        717,911            12,600
Notes Payable..........................................         71,423                           48,536
Minority interest......................................        136,175
Stockholders' equity:
 Common stock..........................................             13           (37,569)                             500
 Paid-in capital.......................................          2,035
 Retained earnings.....................................        979,352           228,225        799,583           605,531
                                                            ----------          --------       --------       -----------
                                                               981,400           190,656        799,583           606,031
                                                            ----------          --------       --------       -----------
 Total liabilities and stockholders' equity............     $4,111,674           398,480       $960,614       $ 1,057,830
                                                            ==========          ========       ========       ===========

                                                                  PROPOSED AFFILIATIONS
                                                         ---------------------------------------
                                                         THE CENTER
                                                            FOR       (UNAUDITED)
                                                         HEMATOLOGY   LAWRENCE A.      TOTAL
                                                         ONCOLOGY,     SNETMAN,       PROPOSED
                                                            P.A.       M.D.,P.A.    AFFILIATIONS
                                                         ----------   -----------   ------------
HISTORICAL INFORMATION:
Cash and equivalents...................................  $   16,784    $  3,072      $  740,631
Short-term investments.................................                                   7,756
Accounts receivable, net...............................     826,767      92,913       5,325,343
Supplies...............................................     204,000                     688,333
Prepaids...............................................                                  38,981
Other current assets...................................       1,393                      48,542
                                                         ----------    --------      ----------
      Total current assets.............................   1,048,944      95,985       6,849,586
Property and equipment, net............................      37,721      23,762       1,629,162
Other assets...........................................                  85,814         363,060
                                                         ----------    --------      ----------
      Total assets.....................................  $1,086,665    $205,561      $8,841,808
                                                         ==========    ========      ==========
Accounts payable & accrued expenses....................  $  662,067    $ 18,583      $2,042,689
Income taxes payable...................................                               1,449,094
Notes payable..........................................      71,190      10,412         607,128
Capital lease obligations..............................       6,800                     175,116
                                                         ----------    --------      ----------
      Total current liabilities........................     740,057      28,995       4,274,027
Capital lease obligations..............................       9,520                     740,031
Notes Payable..........................................      60,916     114,717         313,730
Minority interest......................................                                 136,175
Stockholders' equity:
 Common stock..........................................         300                     (36,656)
 Paid-in capital.......................................                                   2,035
 Retained earnings.....................................     275,872      61,849       3,412,466
                                                         ----------    --------      ----------
                                                            276,172      61,849       3,377,845
                                                         ----------    --------      ----------
 Total liabilities and stockholders' equity............  $1,086,665    $205,561      $8,841,808
                                                         ==========    ========      ==========

                          NOTES TO UNAUDITED PRO FORMA

                             COMBINED BALANCE SHEET

(A)  Reflects unaudited historical combined balance sheet of Completed Affiliations consummated after March 31, 1996.
(B)  Reflects (i) distribution of cash by oncology practices to former owners and/or repayment of notes payable prior to consummation of the Completed Affiliations
     ($315,000), and (ii) payment by the Company of aggregate cash portion of purchase price for Completed Affiliations ($23,792,000).
(C)  Reflects (i) cash permitted and anticipated to be distributed by oncology practices to owners or otherwise utilized for debt retirement prior to consummation of the Proposed
     Affiliations ($740,000), and (ii) aggregate cash portion of purchase price proposed to be paid in the Proposed Affiliations ($49,507,000).
(D)  Reflects (i) other current assets ($277,313) and property and equipment, net ($148,479)
     distributed by oncology practices to former owners prior to consummation of Completed
     Affiliations, and (ii) anticipated distribution of short-term investments ($7,756) and other assets ($199,456) by oncology practices to owners prior to consummation of the
     Proposed Affiliations.
(E)  Reflects the value of Service Agreements, estimated for purposes of the pro forma balance sheet as $40,863,325 and $93,521,642 for the Completed and Proposed
     Affiliations, respectively. Such estimates are not expected to change materially when the Company completes its valuations of tangible assets using the purchase method of accounting for the Completed and Proposed Affiliations.
(F)  Reflects (i) additional accounts payable assumed by the Company in connection with the
     Completed Affiliations, and (ii) assumption by owners of oncology practices or other repayment by oncology practices of accounts payable, accrued expenses and current maturities of notes payable at or prior to consummation of Completed and Proposed
     Affiliations.
(G)  Reflects (i) issuance of unsecured subordinated promissory notes by the Company as part of the purchase price for Completed Affiliations ($5,250,000), reduced by (ii)
     long-term portion of notes payable of oncology practices either assumed by former owners or otherwise repaid by oncology practices prior to or upon consummation of
     Completed Affiliations ($182,000).
(H)  Reflects (i) proposed issuance of unsecured subordinated promissory notes by the
     Company as part of the purchase price for Proposed Affiliations ($8,969,000), reduced by (ii) aggregate long-term portion of notes payable of oncology practices proposed to be assumed by owners or otherwise repaid by oncology practices prior to or upon consummation of Proposed Affiliations ($546,000).
(I)  Reflects deferred taxes resulting from the excess of the cost of Service Agreements recorded by the Company under the purchase method of accounting over the income tax basis of the Service Agreements.
(J)  Reflects elimination of interest in real estate partnership proposed to be distributed by West Clinic prior to consummation of the Proposed Affiliation with that practice.
(K)  Reflects (i) value of Common Stock and warrants to purchase Common Stock ($3,766,400)
     issued by the Company as part of the purchase price for Completed Affiliations, and
     (ii) elimination of historical equity of oncology practices comprising Completed
     Affiliations.
(L)  Reflects (i) value of Common Stock ($4,654,600) that the Company proposes to issue as part of the purchase price for the Proposed Affiliations, and (ii) elimination of historical equity of oncology practices comprising Proposed Affiliations.
(M)  Reflects cash portion of the aggregate purchase price of the Completed and Proposed
     Affiliations, which funds were provided by (i) the net proceeds ($65,180,000) from the issuance and sale of 4,700,000 shares of Common Stock at an assumed public offering price of $15.00 per share, and (ii) additional borrowings under the Credit Facility.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                          PRO FORMA
                               HISTORICAL                    --------------------------------------------------------------------
                -----------------------------------------     COMPLETED           PROPOSED         FINANCING AND
                   RESPONSE      COMPLETED     PROPOSED      AFFILIATIONS       AFFILIATIONS         OFFERING
                ONCOLOGY, INC.  AFFILIATIONS AFFILIATIONS    ADJUSTMENTS        ADJUSTMENTS         ADJUSTMENTS       AS ADJUSTED
                --------------  -----------  ------------    ------------       ------------       -------------      -----------
Net revenue
 from
 services......  $ 44,297,798   $27,279,686  $ 32,617,203    $(27,279,686)(A)   $(35,649,203)(A)(D)                   $41,265,798
Net revenue
 from service
 agreements....                                                18,203,174(A)      23,614,239(A)                        41,817,413
Other income...       282,011       352,353     1,498,669        (352,353)(B)     (1,498,669)(B)                          282,011
                 ------------   -----------  ------------    ------------       ------------                          -----------
       Total
     revenue...    44,579,809    27,632,039    34,115,872      (9,428,865)       (13,533,633)                          83,365,222
                 ------------   -----------  ------------    ------------       ------------                          -----------
Operating
 Expenses:
Operating and
 clinic........    32,892,728    20,844,972    31,365,974      (5,771,640)(C)    (15,399,596)(C)(D)                    63,932,438
General and
administrative...   5,512,306                                                                                           5,512,306
Depreciation
 and
amortization...     1,736,055       396,580       336,728       1,314,299(E)       2,325,245(E)                         6,108,907
Interest.......        16,860       269,114       151,571         478,783(F)         341,301(F)    $    577,314 (F)     1,834,943
Provision for
 doubtful
 accounts......     2,105,696                                                                                           2,105,696
                 ------------   -----------  ------------    ------------       ------------       ------------       -----------
                   42,263,645    21,510,666    31,854,273      (3,978,558)       (12,733,050)           577,314        79,494,290
                 ------------   -----------  ------------    ------------       ------------       ------------       -----------
Earnings before
 minority
 interest and
 income tax
 expense.......     2,316,164     6,121,373     2,261,599      (5,450,307)          (800,583)          (577,314)        3,870,932
Minority
 interest in
 consolidated
 joint
 ventures'
 earnings......         1,806                                                                                               1,806
                 ------------   -----------  ------------    ------------       ------------       ------------       -----------
Earnings before
 income tax
 expense.......     2,314,358     6,121,373     2,261,599      (5,450,307)          (800,583)          (577,314)        3,869,126
Income tax
 expense
 (benefit).....                     262,237       (53,839)        (95,572)(G)        416,269(G)        (219,366)(G)       309,729
                 ------------   -----------  ------------    ------------       ------------       ------------       -----------
Net earnings...     2,314,358     5,859,136     2,315,438      (5,354,735)        (1,216,852)          (357,948)        3,559,397
Common stock
 dividend to
 preferred
stockholders...         3,825                                                                                               3,825
                 ------------   -----------  ------------    ------------       ------------       ------------       -----------
Net earnings to
 common
 stockholders..  $  2,310,533   $ 5,859,136  $  2,315,438    $ (5,354,735)      $ (1,216,852)      $   (357,948)      $ 3,555,572
                 ============   ===========  ============    ============       ============       =============      ===========
Pro forma net
 earnings per
 share.........                                                                                                       $       .28
                                                                                                                      ===========
Number of
 shares used in
 pro forma net
 earnings per
 share.........                                                                                                        12,682,618(H)
                                                                                                                       ==========

     See Unaudited Historical Combined Statement of Operations for the year ended December 31, 1995 and accompanying notes to Unaudited Pro Forma Combined Statements of Operations.

                  HISTORICAL COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                              COMPLETED AFFILIATIONS                               PROPOSED AFFILIATIONS
                          --------------------------------------------------------------    ------------------------------------
                                                                 SOUTHEAST
                            ONCOLOGY                              FLORIDA
                           HEMATOLOGY    KNOXVILLE                ONCOLOGY                                             WEINREB,
                            GROUP OF     HEMATOLOGY  JEFFREY L.  HEMATOLOGY     TOTAL       ROSENBERG                  WEISBERG
                              SOUTH       ONCOLOGY   PAONESSA,     GROUP,     COMPLETED     & KALMAN,   WEST CLINIC,   & WEISS,
                          FLORIDA, P.A.  ASSOCIATES  M.D., P.A.     P.A.     AFFILIATIONS   M.D., P.A.      P.C.      M.D., P.A.
                          -------------  ----------  ----------  ----------  -----------    ----------  ------------  ----------
Net revenue from
  services.............     $7,933,697   $6,712,255   $7,896,188   $4,737,546  $27,279,686    $4,196,802  $11,559,887   $1,982,441
Other income...........                     297,195       55,158                   352,353                  1,222,195        7,018
                            ----------   ----------   ----------   ----------  -----------    ----------  -----------   ----------
       Total revenue...      7,933,697    7,009,450    7,951,346    4,737,546   27,632,039     4,196,802   12,782,082    1,989,459
                            ----------   ----------   ----------   ----------  -----------    ----------  -----------   ----------
Costs and expenses:
Operating and clinic
  expenses.............      7,395,423    4,115,554    4,742,455    4,591,540   20,844,972     4,491,377   12,745,495    1,779,217
Depreciation and
 amortization..........        104,534      237,622       40,359       14,065      396,580        22,807      166,091       33,156
Interest...............         24,485      244,629                                269,114                    118,590
                            -----------  ----------   ----------   ----------  -----------    ----------  -----------   ----------
       Total
         expenses......      7,524,442    4,597,805    4,782,814    4,605,605   21,510,666     4,514,184   13,030,176    1,812,373
                            -----------  ----------   ----------   ----------  -----------    ----------  -----------   ----------
Earnings before income
 taxes.................        409,255    2,411,645    3,168,532      131,941    6,121,373      (317,382)    (248,094)     177,086
Income tax expense
  (benefit)............        210,000                                 52,237      262,237      (113,092)     (45,700)      69,283
                            -----------  ----------   ----------   ----------  -----------    ----------  -----------   ----------
Net earnings (loss)....     $  199,255   $2,411,645   $3,168,532   $   79,704  $ 5,859,136    $ (204,290) $  (202,394)  $  107,803
                            ===========  ==========   ===========  ==========  ===========    ==========  ============  ==========

                                                 PROPOSED AFFILIATIONS
                         ------------------------------------------------------------------------

                            DRS.
                           HARAF,       HEMATOLOGY                      (UNAUDITED)
                         ANTONUCCI,      ONCOLOGY       THE CENTER FOR  LAWRENCE A.     TOTAL
                         MCCORMACK   ASSOCIATES OF THE    HEMATOLOGY      SNETMAN      PROPOSED
                          & KERNS     TREASURE COAST    ONCOLOGY, P.A.  M.D., P.A.   AFFILIATIONS
                         ----------  -----------------  --------------  -----------  ------------
Net revenue from servic  $4,124,807     $ 4,910,146       $5,285,643     $ 557,477   $ 32,617,203
Other income...........                     193,890           75,566                    1,498,669
                         ----------     -----------       ----------     ---------   ------------
       Total revenue...   4,124,807       5,104,036        5,361,209       557,477     34,115,872
                         ----------     -----------       ----------     ---------   ------------
Costs and expenses:
Operating and clinic ex   2,402,875       5,011,265        4,532,421       403,324     31,365,974
Depreciation and
 amortization..........      24,631          30,116           33,274        26,653        336,728
Interest...............       7,593             888            7,306        17,194        151,571
                         ----------     -----------       ----------     ---------   ------------
       Total
         expenses......   2,435,099       5,042,269        4,573,001       447,171     31,854,273
                         ----------     -----------       ----------     ---------   ------------
Earnings before income
 taxes.................   1,689,708          61,767          788,208       110,306      2,261,599
Income tax expense (ben                      35,670                                       (53,839)
                         ----------     -----------       ----------     ---------   ------------
Net earnings (loss)....  $1,689,708     $    26,097       $  788,208     $ 110,306   $  2,315,438
                         ==========     ===========       ==========     =========   ============

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                                                                            PRO FORMA
                                                                -----------------------------------------------------------------
                                  HISTORICAL                                                          FINANCING
                 --------------------------------------------    COMPLETED          PROPOSED             AND
                    RESPONSE       COMPLETED       PROPOSED     AFFILIATIONS      AFFILIATIONS        OFFERING
                 ONCOLOGY, INC.   AFFILIATIONS   AFFILIATIONS   ADJUSTMENTS       ADJUSTMENTS        ADJUSTMENTS      AS ADJUSTED
                 --------------   ------------   ------------   -----------       ------------       -----------      -----------
Net revenue from
 services.......  $ 13,340,885     $5,159,472    $ 10,037,813   $(5,159,472)(A)   $(11,071,813)(A)(D)                $12,306,885
Net revenue from
 service
 agreements.....                                                  3,558,581(A)       7,013,852(A)                     10,572,433
Other income....        16,729         80,255         125,682       (80,255)(B)       (125,682)(B)                        16,729
                  ------------     ----------    ------------   -----------       ------------       -----------      ----------
       Total
      revenue...    13,357,614      5,239,727      10,163,495    (1,681,146)        (4,183,643)                       22,896,047
                  ------------     ----------    ------------   -----------       ------------       -----------      ----------
Costs and
 Expenses:
Operating and
 clinic
 expenses.......    10,344,781      3,290,344       7,541,546      (742,976)(C)     (3,278,935)(C)(D)                 17,154,760
General and
 administrative
 expenses.......     1,266,840                                                                                         1,266,840
Depreciation and
 amortization...       570,965         75,398          78,039       210,046(E)         581,311(E)                      1,515,759
Interest........       192,281         23,328          48,160        29,547(F)          75,058(F)    $   144,328(F)      512,702
Provision for
 doubtful
 accounts.......       372,100                                                                                           372,100
                  ------------     ----------    ------------   -----------       ------------       -----------      ----------
       Total
     expenses...    12,746,967      3,389,070       7,667,745      (503,383)        (2,622,566)          144,328      20,822,161
                  ------------     ----------    ------------   -----------       ------------       -----------      ----------
Earnings before
 minority
 interest and
 income tax
 expense........       610,647      1,850,657       2,495,750    (1,177,763)        (1,561,077)         (144,328)      2,073,886
Minority
 interest.......        94,369                                                                                            94,369
                  ------------     ----------    ------------   -----------       ------------       -----------      ----------
Earnings before
 income taxes...       516,278      1,850,657       2,495,750    (1,177,763)        (1,561,077)         (144,328)      1,979,517
Income tax
 expense........                       19,305         682,908       246,490(G)        (314,347)(G)       (54,842)(G)     579,514
                  ------------     ----------    ------------   -----------       ------------       -----------      ----------
Net earnings....  $    516,278     $1,831,352    $  1,812,842   $(1,424,253)      $ (1,246,730)       $  (89,486)     $1,400,003
                  ============     ==========    ============   ===========       ============       ===========      ==========
Pro forma net
 earnings per
 share..........                                                                                                      $      .11
                                                                                                                      ==========
Number of shares
 used in pro
 forma net
 earnings per
 share..........                                                                                                      13,180,264(H)
                                                                                                                      ==========

     See Unaudited Historical Combined Statement of Operations for the three months ended March 31, 1996 and accompanying notes to Unaudited Pro Forma Combined Statements of Operations.

             UNAUDITED HISTORICAL COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1996

                                            COMPLETED AFFILIATIONS                          PROPOSED AFFILIATIONS
                              ---------------------------------------------------    ------------------------------------
                                                        SOUTHEAST
                                                         FLORIDA
                              KNOXVILLE                  ONCOLOGY                                               WEINREB,
                              HEMATOLOGY   JEFFREY L.   HEMATOLOGY      TOTAL        ROSENBERG       WEST       WEISBERG
                               ONCOLOGY    PAONESSA,      GROUP,      COMPLETED      & KALMAN,     CLINIC,      & WEISS,
                              ASSOCIATES   M.D., P.A.      P.A.      AFFILIATIONS    M.D., P.A.      P.C.      M.D., P.A.
                              ----------   ----------   ----------   ------------    ----------   ----------   ----------
Net revenue from services.... $1,566,635   $2,470,571   $1,122,266    $ 5,159,472    $1,298,572   $3,888,691   $  653,075
Other income.................     50,851       29,404                      80,255                     89,919        1,291
                              ----------   ----------   ----------   ------------    ----------   ----------   ----------
        Total revenue........  1,617,486    2,499,975    1,122,266      5,239,727     1,298,572    3,978,610      654,366
                              ----------   ----------   ----------   ------------    ----------   ----------   ----------
Costs and expenses:
Operating and clinic
  expenses...................    714,758    1,506,324    1,069,262      3,290,344       655,960    3,243,391      552,018
Depreciation and
  amortization...............     59,100       13,789        2,509         75,398         5,262       41,523        4,801
Interest.....................     23,328                                   23,328                     38,368
                              ----------   ----------   ----------   ------------    ----------   ----------   ----------
        Total expenses.......    797,186    1,520,113    1,071,771      3,389,070       661,222    3,323,282      556,819
                              ----------   ----------   ----------   ------------    ----------   ----------   ----------
Earnings before income
  taxes......................    820,300      979,862       50,495      1,850,657       637,350      655,328       97,547
Income tax expense...........                               19,305         19,305       245,214      261,000       37,384
                              ----------   ----------   ----------   ------------    ----------   ----------   ----------
Net earnings................. $  820,300   $  979,862   $   31,190    $ 1,831,352    $  392,136   $  394,328   $   60,163
                              ==========   ==========   ==========    ===========    ==========   ==========   ==========

                                                        PROPOSED AFFILIATIONS
                               ------------------------------------------------------------------------
                                             HEMATOLOGY
                               DRS. HARAF     ONCOLOGY
                               ANTONUCCI,   ASSOCIATES OF   THE CENTER FOR    LAWRENCE       TOTAL
                               MCCORMACK    THE TREASURE      HEMATOLOGY     A. SNETMAN     PROPOSED
                                & KERNS         COAST       ONCOLOGY, P.A.   M.D., P.A.   AFFILIATIONS
                               ----------   -------------   --------------   ----------   ------------
Net revenue from services....  $1,015,225    $ 1,430,669      $1,612,212     $  139,369   $ 10,037,813
Other income.................                                     34,472                       125,682
                               ---------     -----------     -----------     ----------   ------------
        Total revenue........  1,015,225       1,430,669       1,646,684        139,369     10,163,495
                               ---------     -----------     -----------     ----------   ------------
Costs and expenses:
Operating and clinic
  expenses...................    548,345       1,075,663       1,365,338        100,831      7,541,546
Depreciation and
  amortization...............      6,250           7,498           6,042          6,663         78,039
Interest.....................      1,524              55           3,914          4,299         48,160
                               ---------     -----------     -----------     ----------   ------------
        Total expenses.......    556,119       1,083,216       1,375,294        111,793      7,667,745
                               ---------     -----------     -----------     ----------   ------------
Earnings before income
  taxes......................    459,106         347,453         271,390         27,576      2,495,750
Income tax expense...........                    139,310                                       682,908
                               ---------     -----------     -----------     ----------   ------------
Net earnings.................  $ 459,106     $   208,143      $  271,390     $   27,576   $  1,812,842
                               =========     ===========     ===========     ==========   ============

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

(A) Reflects (i) elimination of historical net revenue from services of practices comprising Completed and Proposed Affiliations, and (ii) revenue to the Company pursuant to the Service Agreements. The Service Agreements provide for the payment to the Company of a service fee equal to the sum of clinic expenses plus a percentage of net revenue or net operating income (defined in the Service Agreement as net revenue less clinic expenses), or, in the case of one Service Agreement, a fixed amount. Clinic expenses include all expenses of the practice except physician compensation, benefits and other direct physician expenses.

(B) Reflects elimination of non-recurring revenue/gains of the affiliated oncology groups, including $915,000 of non-recurring gain from a real estate partnership recorded by a Proposed Affiliation for the year ended December 31, 1995, and interest income on invested assets not acquired by the Company.

(C) Reflects elimination of physician expenses which are not the responsibility of the Company pursuant to the Service Agreements.

(D) Reflects elimination of historical revenue and operating expenses for sales of pharmaceuticals by the Company to The West Clinic.

(E) Reflects additional amortization attributable to the Service Agreements over the contractual terms of 40 years.

(F) Reflects additional interest cost (i) relative to unsecured subordinated promissory notes given to sellers in Completed and Proposed Affiliations ($21,670,000 outstanding at December 31, 1995 and $15,710,000 for March 31, 1996), based on the weighted average interest rate of 5.7% per annum for the year ended December 31, 1995 and 4.5% per annum for the three months ended March 31, 1996, and (ii) relative to borrowings under the Credit Facility ($7,636,000 outstanding at March 31, 1996), based on an average borrowing rate of 8%.

(G) Reflects federal and state income taxes that the Company would have incurred on pro forma earnings before income taxes at a 38 percent combined income tax rate, less the effect of net operating loss carryforwards of $3,054,125 for the year ended December 31, 1995 and $548,965 for the three months ended March 31, 1996.

(H) The number of shares used in pro forma net earnings per share for the year ended December 31, 1995 and the three months ended March 31, 1996 are determined as follows:

                                                                                 THREE MONTHS
                                                               YEAR ENDED           ENDED
                                                            DECEMBER 31, 1995   MARCH 31, 1996
                                                            -----------------   --------------
      Weighted average shares of Common Stock and common
        stock equivalents outstanding for historical
        period............................................       7,171,459         7,669,105
      Shares issued as purchase price consideration for
        Completed and Proposed Affiliations...............         726,159           726,159
      Shares issuable upon exercise of warrants issued as
        purchase price consideration in Completed and
        Proposed Affiliations.............................          85,000            85,000
      Shares assumed issued pursuant to the offering......       4,700,000         4,700,000
                                                            -----------------   --------------
      Number of shares used in pro forma earnings per
        share.............................................      12,682,618        13,180,264
                                                             =============       ===========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     Response Oncology, Inc. (the "Company") is a comprehensive cancer management company. The Company provides advanced cancer treatment services through outpatient facilities known as IMPACT(R) Centers under the direction of approximately 350 medical oncologists; manages the practices of oncologists with whom the Company has affiliated; and conducts clinical cancer research on behalf of pharmaceutical manufacturers.

     In 1990, the Company began development of a network of specialized IMPACT(R) Centers to provide complex outpatient chemotherapy services under the direction of practicing oncologists. The majority of the therapies provided at the IMPACT(R) Centers entail the administration of high dose chemotherapy coupled with peripheral blood stem cell support of the patient's immune system. At December 31, 1995, the Company's network consisted of 41 IMPACT(R) Centers, including 27 wholly owned IMPACT(R) Centers, seven hospital-based managed IMPACT(R) Centers and seven IMPACT(R) Centers owned and operated in partnership with a host hospital. Prior to January 1996, the Company derived substantially all of its revenues from outpatient cancer treatment services through reimbursements from third party payors on a fee-for-service or discounted fee-for-service basis.

     Commencing with the affiliations with the Miami Practice in January 1996, the Knoxville Practice in April 1996, the St. Petersburg Practice in June 1996 and the Ft. Lauderdale Practice in July 1996, the Company commenced execution of its strategy of expanding its comprehensive cancer management services through affiliations with premier oncology groups. The Company has entered into a definitive agreement with the West Clinic and has executed letters of intent for practice management affiliations with six additional oncology practices. Pursuant to Service Agreements, the Company provides management services that extend to all non-medical aspects of the operations of affiliated oncology practices. The Company is responsible for providing facilities, equipment, supplies, support personnel and management and financial advisory services. The Company's resulting revenue from Service Agreements includes practice operating expenses (other than amounts retained by physicians) and a management fee either fixed in amount or equal to a percentage of each affiliated oncology group's adjusted net revenue or net operating income. In certain affiliations, the Company may also be entitled to a performance fee if certain financial criteria are satisfied. Upon consummation of all Proposed Affiliations, the Company's practice management relationships will include:

        Affiliated Oncologists.................................................   44
        Affiliated Oncology Groups.............................................   11
        Sites of Service.......................................................   18
        States.................................................................    2

RESULTS OF OPERATIONS

  Three Months ended March 31, 1996 Compared to Three Months ended March 31,
1995

     The Company's net earnings for the first quarter of 1996 were $516,000, or $.07 per share, compared to net earnings of $828,000, or $.12 per share, for the comparable period in 1995.

     Net revenue for the first quarter of 1996 was $13.3 million as compared to $11.2 million in the first quarter of 1995, an increase of $2.1 million, or 19%. The increase was primarily attributable to revenue from the Miami Practice affiliation, newly established high dose chemotherapy centers in joint ventures with host hospitals and increased pharmaceutical sales to physicians.

     Patient services revenue for the first quarter of 1996 was $8.1 million as compared to $8.6 million in the first quarter of 1995, a decrease of $500,000, or 5%. The decrease was due primarily to an unprofitable IMPACT(R) Center which the Company closed in April 1996.

     Operating expenses for the first quarter of 1996 were $10.3 million as compared to $8.2 million for the first quarter of 1995, an increase of $2.1 million, or 26%. These expenses consist of payroll costs, pharmaceutical and laboratory expenses, medical director fees, rent expense and other operational expenses. Operating expenses as a percentage of net revenue were 78% compared to 73% for the comparable period of 1995. This increase was primarily attributable to the additional expenses incurred in connection with the Company's diversification into physician practice management and network development in South Florida, and to a lesser extent, sales of pharmaceuticals to physicians.

     General and administrative costs for the first quarter of 1996 were $1.3 million as compared to $1.2 million for the first quarter of 1995, an increase of $23,000, or 2%. As a percentage of net revenue, general and administrative costs were 9% compared to 11% for the comparable period of 1995.

     Depreciation and amortization expense for the first quarter of 1996 was $571,000 as compared to $412,000 for the first quarter of 1995, an increase of $159,000, or 39%. The increase was attributable to amortization of the cost of the Service Agreement for the Miami Practice affiliation over the Service Agreement term (40 years).

     Interest expense for the first quarter of 1996 was $192,000 as compared to $4,000 for the first quarter of 1995, an increase of $188,000. The increase was attributable to an increase in the average borrowings outstanding under the line of credit between the periods ended March 31, 1996 and 1995.

     The provision for doubtful accounts for the first quarter of 1996 was $372,000 as compared to $545,000 for the first quarter of 1995, a decrease of $173,000, or 32%. The provision as a percentage of net revenue was 3% and 5% for the quarters ended March 31, 1996 and 1995, respectively. The decrease was attributable to increased managed care contracting and an increase in revenue from the Miami Practice affiliation, pharmaceutical sales to physicians, hospital management fees and contract research for which collection is more certain.

     Minority interest of $94,000 was recorded during the period ended March 31, 1996 related to the operations of the Company's majority-owned or controlled IMPACT(R) Centers in joint ventures with hospitals. The IMPACT(R) Centers were not operational during the comparable period in 1995.

  1995 Compared to 1994

     The Company recorded net earnings of $2.3 million for the year ended December 31, 1995 compared to a loss of $2.3 million for the year ended December 31, 1994. The significant improvement in operations in 1995 compared to 1994 was attributable to increased revenues from the increased referrals of high dose chemotherapy patients, including the establishment of additional IMPACT(R) Centers, principally in joint venture with hospitals, and the further development of physician investigator studies for the pharmaceutical industry.

     Net revenue for 1995 was $44.3 million as compared to $38.3 million for 1994, an increase of $6.0 million, or 16%. In addition to revenue from services to patients increasing by approximately $2.0 million to $33.6 million in 1995, sales of pharmaceuticals to physicians increased by $3.3 million to $9.8 million, and revenue from physician investigator studies in 1995, the first year of significant revenues generated from this source, amounted to $665,000.

     Operating expenses for 1995 were $32.9 million as compared to $31.8 million for 1994, an increase of $1.1 million or 4%. Operating expenses consist primarily of payroll costs, pharmaceutical and laboratory expenses, medical director fees, rent expense and other operational costs. These expenses are expected to display a high degree of variability in proportion to Center revenues. Operating expenses as a percentage of net revenue were 74% and 83% for the years ended 1995 and 1994, respectively. This decrease was primarily attributable to operating efficiencies at higher levels of Center activity and certain fixed operating expenses being spread over a larger revenue base.

     Lab and pharmacy expense, which represents the largest component of operating expenses, increased $1.7 million, or 10%, from 1994 to 1995. The increase was primarily due to an increase in patient referrals and pharmaceutical supply expense related to sales to physicians. A reduction in medical director fees and other operating expenses of $528,000 was realized during 1995.

     General and administrative costs for 1995 were $5.5 million as compared to $4.3 million for 1994, an increase of $1.2 million or 29%. Salaries and benefits, which represent the largest component of general and administrative expenses, were $3.3 million in 1995 and $2.2 million in 1994. The increase was primarily due to incentive bonuses declared upon achievement of significant improvement in operations and general increases in salaries and benefits. General and administrative costs as a percentage of net revenue were 12% and 11% in 1995 and 1994, respectively.

     Depreciation expense decreased $140,000 from 1994 to 1995. The decrease was primarily attributable to many prior capital expenditures becoming fully depreciated. Amortization expense decreased $249,000 from 1994 to 1995 due to the startup costs of many IMPACT(R) Centers being fully amortized after a two year operational period.

     The provision for doubtful accounts was $2.1 million for 1995, as compared to $2.5 million for 1994, a decrease of $400,000. The provision as a percentage of net revenue was 5% and 7% for 1995 and 1994, respectively. The decrease was attributable to increased managed care contracting and increases in revenue from physician sales, hospital management fees and contract research for which collection is more certain. The Company's collection experience in 1995 and 1994 may not be indicative of future periods.

     Tax net operating loss carryforwards were utilized to fully offset 1995 taxable income.

     As of December 31, 1995, the Company had available net operating loss carryforwards totaling approximately $7 million of which approximately $5.5 million are subject to certain annual limitations due to change in ownership for tax purposes in 1990. The use of net operating loss carryforwards is also dependent upon future taxable income. See Note E of Notes to Consolidated Financial Statements of the Company.

  1994 Compared to 1993

     The Company reported a net loss of $2.3 million in 1994 compared to net earnings of $700,000 in 1993.

     Several specific factors contributed to the loss in 1994. The Company treated fewer candidates with metastatic breast cancer, many of whose clinical profiles indicated that they were not likely to sufficiently benefit from high dose treatment. Metastatic breast cancer patients have historically comprised a significant portion of the Company's patient base.

     One of the Company's most active centers experienced a temporary downturn in utilization during the first half of the year. Such undulations in activity among cancer practices are not uncommon, and operations of the affected IMPACT(R) Center returned to normal levels during the latter part of the year.

     The Company also experienced losses from special situations at several IMPACT(R) Centers which are not expected to recur. The IMPACT(R) Center in Dayton, Ohio ceased operations due to an unfavorable Certificate of Need ruling by the state. The Dayton IMPACT(R) Center had a net loss from operations of approximately $280,000 during 1994. The IMPACT(R) Center of Atlanta, Georgia was converted to a hospital managed IMPACT(R) Center during 1994. The operating loss from this IMPACT(R) Center was approximately $126,000 in 1994. The Company also realized a loss of $168,000 during the development stage of an IMPACT(R) Center in Seattle, Washington, which did not open. The loss primarily related to payroll costs for a nurse coordinator and an operating lease for space. Newer IMPACT(R) Centers yielded total losses of $91,000 in 1994.

     Net revenue for 1994 was $38.3 million as compared to $37.7 million for 1993, an increase of $600,000, or 1%. Patient referrals in 1994 failed to increase in line with the Company's IMPACT(R) Center capacity due to the Company's decision to discontinue treatment for certain metastatic breast cancer patients, resulting in a marginal increase in revenue.

     Operating expenses for 1994 were $31.8 million as compared to $29.7 million for 1993, an increase of $2.1 million, or 7%. Operating expenses as a percentage of net revenue were 83% and 79% for the years ended 1994 and 1993, respectively. The increase in 1994 was primarily attributable to increases in pharmaceutical sales to physicians. The Company provides a wholesaler service to physicians; therefore, revenue from these sales has a lower margin than IMPACT(R) Center revenue. Physician sales were $6.5 million in 1994 and $4.3 million in 1993.

     Lab and pharmacy expense, which represents the largest component of operating expenses, increased $1.8 million, or 12%, from 1993 to 1994. The increase was primarily due to pharmaceutical supply expense related to sales to physicians. In addition, increases in salaries and benefits from the hiring of IMPACT(R) Center coordinators at hospital affiliate programs and other operational personnel also contributed to the increase in operating expenses in 1994.

     General and administrative costs for 1994 were $4.3 million as compared to $2.9 million for 1993, an increase of $1.4 million, or 48%. Salaries and benefits, which represent the largest component of general and administrative expenses, were $2.2 million in 1994 and $1.6 million in 1993. General and administrative costs as a percentage of net revenue were 11% and 8% in 1994 and 1993, respectively. The increase in 1994 was due to greater investments in the corporate infrastructure, primarily medical and scientific management, during a period of minimal revenue growth.

     Depreciation expense increased $371,000 from 1993 to 1994. The increase was primarily attributable to capital expenditures related to the establishment of new IMPACT(R) Centers. Amortization expense decreased $163,000 from 1993 to 1994 due to the startup costs of many IMPACT(R) Centers being fully amortized after a two year operational period.

     The provision for doubtful accounts was $2,528,000 for 1994, as compared to $2,470,000 for 1993, an increase of $58,000. The provision as a percentage of net revenue was 7% for both periods. Significant bad debt recoveries were also experienced during 1993. The Company's collection experience in 1994 and 1993 may not be indicative of future periods.

     The Company's wholly owned subsidiary, Response Tech Healthcare Corporation, was an equal partner with Advanced Oncology Services ("AOS"), a wholly owned subsidiary of another publicly traded company, Cancer Treatment Holdings, Inc. ("CTHI"), in IMPACT(R) Healthcare Services ("IHS" or the "Hollywood Center"). During the year ended December 31, 1993, the Company learned that CTHI and AOS had taken certain actions with respect to the operations of the partnership which, in the Company's belief, materially affected the profitability and ongoing operations of the partnership. The Company filed suit against CTHI and AOS with a binding settlement agreement reached during the year ended December 31, 1994 between the Company and CTHI and AOS. CTHI has relinquished its interest in the Hollywood Center to the Company. The Company's ownership of all of the assets and assumption of the operations of the Center became effective January 8, 1994 resulting in a gain on net assets of approximately $54,000.

     A loss of $71,000 was recorded for the Company's interest in the partnership's loss for the twelve months ended December 31, 1993. Beginning in 1994, the results of operations of the Hollywood Center were reported consistently with the other Centers, rather than by the equity method.

     Because the Company had operating losses for both tax and financial reporting purposes, no provision for income taxes for 1994 was recognized. Tax net operating loss carryforwards were utilized to fully offset 1993 taxable income.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 1996, the Company's working capital was $11.1 million; with current assets of $22.8 million and current liabilities of $11.7 million. Working capital as of March 31, 1996 decreased $4.6 million as compared to December 31, 1995, primarily due to cash consideration paid in connection with the Miami Practice affiliation in January 1996. Cash and cash equivalents and short-term investments represent $845,000 of the Company's current assets as of March 31, 1996.

     Net cash provided by operating activities increased $987,000 between the quarters ended March 31, 1996 and 1995. The increase was primarily due to consummation of the Miami Practice affiliation.

     The Company's primary capital requirement is to fund affiliations with medical oncology practices. Since March 31, 1996, the Company has consummated the Completed Affiliations and expects to consummate the Proposed Affiliations for the following aggregate consideration (in thousands):

                                                                       COMPLETED       PROPOSED
                                                                      AFFILIATIONS   AFFILIATIONS
                                                                      ------------   ------------
     Cash...........................................................    $ 23,792       $ 49,507
     Issuance of notes and other liabilities........................       5,904          8,969
     Issuance of warrants...........................................         550
     Issuance of common stock.......................................       3,216          4,655
                                                                      ------------   ------------
                                                                        $ 33,462       $ 63,131
                                                                        ========       ========

     In May 1996, the Company entered into the $27.5 million Credit Facility with NationsBank and Union Planters to fund the Company's transaction and working capital needs and to repay its existing facility with Union Planters. The Credit Facility is comprised of the $20.0 million Acquisition Facility and the $7.5 million Working Capital Facility. The Acquisition Facility matures May 31, 1998 and bears interest at a variable rate equal to LIBOR plus a spread of between 1.5% and 2.625%, depending upon borrowing levels. The Working Capital Facility matures May 30, 1997, subject to a one year extension at the Company's election, and bears interest at a variable rate equal to LIBOR plus a spread of between 1.875% and 2.375%. The Credit Facility is secured by a pledge of common stock in all of the Company's subsidiaries. In addition, the loan agreement contains a covenant precluding the encumbrance of the Company's assets without the consent of NationsBank and certain other affirmative, negative and financial convents. At July 10, 1996, $18,717,081 aggregate principal amount was outstanding on the Credit Facility with a current interest rate of approximately 8.2%.

     In April 1996, the Company obtained the $10.0 million unsecured Seafield
Note in order to finance the purchase of the Knoxville Practice. The Seafield Note matures on the earlier of completion of the Offering or December 31, 1998, bears interest at prime plus 1% and is convertible after August 1, 1996 at the option of Seafield into shares of the Company's Common Stock at market price at the time of conversion.

     The unused portion of the Credit Facility discussed above, cash flow from the Company's operations and potential net proceeds from this Offering and any other new debt or equity offerings will be utilized to fund the Proposed Affiliations and future affiliations with oncology practices.

                                    BUSINESS

OVERVIEW

  The Company

     The Company is a comprehensive cancer management company. The Company provides advanced cancer treatment services through outpatient facilities known as IMPACT(R) Centers under the direction of approximately 350 independent oncologists, manages the practices of oncologists with whom the Company has affiliated and conducts clinical cancer research on behalf of pharmaceutical manufacturers. The Company intends to build on its relationships with oncologists developed through operation of its IMPACT(R) Centers and on its expertise in clinical cancer research to rapidly expand the number of oncology practices it manages.

     The Company presently operates 41 IMPACT(R) Centers in 21 states which provide high dose chemotherapy with stem cell support to cancer patients on an outpatient basis. The Company believes that it is the leading national provider of complex chemotherapy with stem cell rescue and has been the leading force in "re-engineering" the process of bone marrow transplantation through the utilization of outpatient centers and standardization of supportive care in conjunction with leading oncologists. Through its IMPACT(R) Centers, the Company has developed extensive medical information systems and databases containing clinical and patient information, analysis of treatment results and side effects and clinical care pathways. These systems and databases support the Company's clinical trials program, which involves carefully planned, uniform treatment regimens administered to a significant group of patients together with the monitoring of outcomes and side effects of these treatments. The clinical trials program allows the Company to develop a rational means of improving future treatment regimens by predicting which patients are most likely to benefit from different treatments.

     The Company believes that private and public reforms in the health care industry emphasizing cost containment and accountability have prompted a trend among oncologists to expand their traditional practices of two to five physicians into larger group practices that provide a wider range of services in an outpatient setting. The Company believes that many of these providers lack the capital, management capabilities and infrastructure necessary to address changes in the increasingly competitive and complex health care environment, characterized by rising business complexity, growing control by payors over practice patterns and patient flows, substantial investment in medical technology and information systems and cost pressures on physicians that require them to seek operating efficiencies. Practice management companies have increasingly provided the management expertise, bargaining power, capital resources and general business and medical industry knowledge required by physicians to effectively contract with hospitals, governmental agencies, private payors and managed care payors. However, of the approximately 6,000 practicing oncologists in the United States, the Company believes that less than 10% are affiliated with public practice management companies.

     The Company believes that there are significant opportunities to consolidate oncology practices and that an integrated network of oncology care is an efficient and effective system for the treatment of cancer patients. The Company believes that its well established network of oncologist relationships and substantial scientific expertise in the oncologic field, together with its extensive medical information systems and databases, has strategically positioned the Company to promote and facilitate the consolidation of oncology practices into a national cancer care network providing comprehensive, outpatient oncology services. The Company believes that its integrated system of practice and disease management (i) produces economies of scale and other efficiencies, thus reducing the costs of providing healthcare; (ii) positions the Company to operate effectively in an environment dominated by managed care; and (iii) allows physicians with whom the Company affiliates to focus on medicine and research without sacrificing autonomy and control over the medical aspects of their business.

  Completed and Proposed Affiliations

     The Company intends to actively seek affiliations with premier oncology groups throughout the United States. In late 1995, the Company contracted with an independent physician association (the "South Florida

IPA") consisting of over 40 medical oncologists in Palm Beach, Broward, Dade and Monroe Counties in South Florida for the purpose of marketing the services of such oncologists to managed care organizations. In the first quarter of 1996, the Company contracted with an independent physician association in Pinellas County, Florida consisting of 13 medical oncologists, serving a similar contracting purpose.

     Since December 31, 1995, the Company has consummated the Completed Affiliations and expects to consummate the Proposed Affiliations as illustrated by the following chart:

                                                                          NO. OF
                   PRACTICE                          LOCATION           PHYSICIANS        CLOSING DATE
    --------------------------------------  --------------------------  ----------   -----------------------
    COMPLETED AFFILIATIONS:
    Oncology Hematology Group of South
      Florida.............................  Miami, Florida                  10       January 2, 1996(1)
    Knoxville Hematology
      Oncology Associates.................  Knoxville, Tennessee             4       April 15, 1996(1)
    Jeffrey L. Paonessa, M.D., P.A........  St. Petersburg, Florida          2       June 19, 1996(1)
    Rymer Zaravinos and Faig, M.D., P.A.
      (d/b/a Southeast Florida Hematology
      Oncology Group).....................  Ft. Lauderdale, Florida          4       July 3, 1996(1)
    PROPOSED AFFILIATIONS:
    Rosenberg & Kalman, M.D., P.A.........  Tamarac, Florida                 2       September 25, 1996(2)
    The West Clinic, P.C..................  Memphis, Tennessee               8       September 25, 1996(3)
    Weinreb, Weisberg & Weiss, P.A........  Tamarac, Florida                 3       September 25, 1996(2)
    Drs. Haraf, Antonucci, McCormack &
      Kerns Medical Partnership...........  Knoxville, Tennessee             4       September 25, 1996(2)
    Hematology Oncology Associates of the
      Treasure Coast, P.A.................  Port St. Lucie, Florida          3       September 25, 1996(2)
    The Center for Hematology Oncology,
      P.A.................................  Boca Raton, Florida              3       October 1, 1996(2)
    Lawrence A. Snetman, M.D., P.A........  Miami, Florida                   1       September 25, 1996(2)
                                                                            --
             Total........................                                  44
                                                                        =========

- ---------------

(1) Consummated
(2) Subject to Letter of Intent
(3) Subject to Definitive Acquisition Agreement

     An essential element of the Company's success in establishing practice management affiliations has been its relationships with oncologists developed through operation of its IMPACT(R) Centers. Of the practices comprising the Completed Affiliations and Proposed Affiliations, seven have previously maintained a relationship with the Company through its IMPACT(R) Center network. See "Risk Factors -- Risks Related to Expansion," "Unaudited Pro Forma Combined Financial Information" and Consolidated Financial Statements and Notes thereto.

INDUSTRY

     Cancer care in the United States continues to constitute an increasing percentage of health care expenditures. The National Cancer Institute estimates that total cancer costs (including lost productivity and mortality costs) were approximately $104 billion in 1994, with direct medical costs constituting approximately $35 billion of that total. According to the American Cancer Society, the estimated number of cancer cases diagnosed annually in the United States (excluding certain skin cancers) was approximately 1.2 million in 1994. The rising incidence of reported cancer cases is attributable to such factors as an aging population and exposure to carcinogens. The probability of developing cancer increases significantly with age, and according to the National Cancer Institute, people over age 65 are ten times more likely to develop cancer than those under 65. Furthermore, numerous environmental factors such as tobacco use and exposure to industrial carcinogens continue to increase the incidence of cancer. Earlier diagnosis and more effective treatments have increased the relative five-year survival rate of cancer patients from approximately 39% in 1963 to 53% in

1994, and over 8 million Americans alive today have been diagnosed with cancer. The Company anticipates that these trends will continue and that the number of cancer patients, and the demand for and cost of oncology services and cancer treatment, will continue to increase.

     Cancer is a group of more than 100 complex diseases characterized by the uncontrolled growth and spread of abnormal cells. Cancer treatment can involve chemotherapy, surgery, radiation therapy and immunotherapy. Chemotherapy is commonly used to destroy cancer cells that have spread beyond the scope of surgery and radiation therapy and is the principal modality used to destroy cancer cells which have metastasized. Chemotherapy is usually provided in the office and under the supervision of a medical oncologist, a physician who typically trained as an internist and who subsequently specialized in oncology. Chemotherapy is often complex and requires the management of potential adverse side effects. Surgery is used in both the diagnosis and the treatment of cancer with a trend toward less disfiguring surgery and the use of preoperative or postoperative chemotherapy and radiation. Radiation therapy, which entails the treatment of cancer with high energy radiation, is commonly used to destroy localized tumors and to reduce pain and other symptoms. Radiation therapy is most often administered to patients in whom cancer is localized and has not metastasized and is provided under the supervision of a radiation oncologist, a physician who typically trained as a radiologist and who subsequently specialized in oncology. Radiation therapy is used both to cure cancer by destroying cancer cells and, where curing the cancer is not possible, as a palliative treatment to reduce pain and other symptoms associated with cancer. Immunotherapy, which entails the treatment of cancer by enhancing the patient's own disease-fighting mechanisms, involves utilization of advanced therapies such as interferon (a naturally occurring human protein capable of stopping cancer's growth) and other biologic response modifiers.

     Notwithstanding the increasing incidence of cancer and the complexity of its treatment, there is increasing pressure by third party payors to reduce the cost of cancer treatment. Growing concern over the rising cost of health care in the United States, especially regarding Medicare and Medicaid, has led to numerous initiatives to control the escalation of health care expenditures. As a result, third party payors have sought to ensure delivery of cost effective health care through the establishment of managed care programs with reimbursement limitations and fee schedules. To a significant degree, these managed care features have the effect of controlling the provision of services. Certain third party payors, such as HMOs, are increasingly requiring physicians to assume some or all of the risk of increasing health care costs through specialty capitation and other fixed or capped reimbursement arrangements. Capitated payment systems require providers to administer to the health care needs of a defined population for a predetermined fee, thereby encouraging providers to reduce the cost of such services. In addition, there are presently a number of federal and state initiatives seeking to adopt reimbursement systems similar to capitated or managed care systems for government reimbursed health care costs.

     As a result of these initiatives, oncologists are increasingly abandoning the traditional small, private fee-for-service practice in favor of affiliation with larger organizations, such as the Company, which offer greater capital resources, professional management, contracting expertise and sophisticated medical information systems and databases. Oncologists require considerable amounts of information regarding outcomes from prior cancer cases, as well as access to treatment protocols and therapy options for various types of cancer in order to effectively treat cancer patients. The development of a clinical trials program to accumulate and analyze the information necessary for the effective treatment of cancer requires large amounts of capital and substantial expertise in capturing and assimilating empirical data. Consequently, the Company believes that oncologists will seek to affiliate with integrated cancer management companies in order to gain access to the clinical data, management expertise, bargaining power, capital resources, and general business and medical industry knowledge required to effectively treat cancer at a reduced cost to patients but on a profitable basis for the oncologists. The Company believes that its relationships with oncologists developed through its IMPACT(R) Centers, together with its substantial scientific expertise in the oncologic field and its extensive medical information systems and databases, offer a competitive advantage for establishing affiliations with premier oncology groups.

STRATEGY

     The Company's strategy is to expand its comprehensive cancer management services throughout the United States. The Company seeks to implement its strategy in the following manner:

          Expand Practice Management Affiliations. The Company actively seeks to affiliate with premier oncology groups throughout the United States. Through its IMPACT(R) Center network, the Company has relationships with approximately 350 medical oncologists in 21 states. Of the 44 oncologists comprising the Completed and Proposed Affiliations, the Company had a previous relationship with 35 of them through its IMPACT(R) Center Network. Through managing physicians' complex chemotherapy treatment needs, the Company believes that it has demonstrated to these physicians its capabilities in staffing and training, data management, technology assessment and integration, developmental therapies, quality assessment and improvement, marketing, reimbursement and other areas essential to efficient oncology practice management and effective cancer treatment. The Company believes these existing relationships with oncologists give the Company an advantage over its competitors in establishing practice management affiliations with many of these physicians. While the Company intends to capitalize on its prior relationships with oncologists, the Company also intends to seek affiliations with oncologists with whom it has no prior relationship.

          Enhance Practices of Affiliated Physicians. In each market where the Company affiliates with an oncology practice, the Company intends to focus on increasing market share and reducing costs through operating efficiencies and economies of scale. The Company believes that providing affiliated oncologists with access to its medical information systems and databases will enhance such oncologists' ability to treat and monitor cancer cases, further strengthening their professional reputations and increasing their market share. The Company also intends to increase market share of affiliated practices through the addition or consolidation of other oncologists or closely allied subspecialists, through the addition of ancillary services such as diagnostic radiology and radiation therapy, and through heightened marketing efforts. In instances where a practice did not previously have an IMPACT(R) Center network relationship with the Company, the addition of an IMPACT(R) Center may be an appropriate option. In addition, the Company will seek to maximize the profitability of affiliated practices through (i) more efficient billing and collection procedures,
     (ii) bulk purchasing of supplies and pharmaceuticals, (iii) providing greater access to capital to fund technological investment, (iv) closely monitoring treatment costs using the Company's existing medical information systems and databases and (v) effective negotiation of managed care contracts.

          Form Additional Hospital Joint Ventures. A recent survey among member hospitals of the Association of Community Cancer Centers reported that over 20% of the respondents are considering the addition of a high dose chemotherapy program. The Company believes such potential expansion is the result of third party payors increasingly recognizing high dose chemotherapy with stem cell support as an effective treatment for certain cancer types. The Company typically collaborates with hospitals in treating patients with high dose chemotherapy, and currently is engaged in joint ventures with 9 hospitals and management contracts with 8 hospitals for the operation of high dose chemotherapy programs. Such joint ventures have generally required significantly less capital than Company-owned and operated IMPACT(R) Centers. The Company intends to pursue additional joint ventures. The Company believes that its experience in jointly managing high dose chemotherapy programs with hospitals, together with its data management and other capabilities, will provide the Company with numerous opportunities to establish joint ventures with additional hospitals for the operation of additional IMPACT(R) Centers.

          Develop Local Comprehensive Cancer Care Networks. The Company intends to fully integrate on a local basis its existing IMPACT(R) Centers, whether wholly or jointly owned, with the cancer diagnosis, treatment and ancillary services offered by physicians affiliated with the Company in order to provide an entire disease management program to patients, primary care physicians and third party payors in those locales. The Company believes that by providing affiliated oncologists with the knowledgeable, well-trained staff and comfortable treatment facilities that typify the Company's IMPACT(R) Centers, such oncologists will be at a competitive advantage in obtaining referrals of new cancer cases.

          Capitalize on Clinical Expertise and Medical Information
     Systems. Over the past six years, the Company has conducted significant research and clinical trials on high dose chemotherapy with stem cell support as a treatment for certain types of cancer. The Company maintains a Scientific Advisory Board to direct its research and scientific efforts. Members of the Scientific Advisory Board have had articles published in prominent medical journals. The Company believes that its research and clinical trials have resulted in a substantial reduction in the cost of treating cancer with high dose chemotherapy, permitting oncologists to offer this treatment as a feasible and affordable option to certain cancer patients. In connection with its management of complex chemotherapy treatments and its clinical trials program in its IMPACT(R) Center network, the Company has developed data collection and medical information systems, and through those systems has accumulated protocol, treatment, outcome and cost databases which enable the Company to report treatment outcomes to, and establish case rates and other contractual payment arrangements with, third party payors. The Company intends to utilize data collection and medical information systems and research and treatment experience developed through its high dose chemotherapy program in the diagnosis, treatment and monitoring of all forms of cancer, allowing the Company to effectively manage the risk associated with capitated reimbursement contracts and giving the Company a competitive advantage in contracting with HMOs and other managed care companies.

          Market to Managed Care Companies. Industry analysts believe that enrollment in managed care plans will continue to grow in the foreseeable future, and additional enrollees in the Medicare and Medicaid sectors will choose membership in HMOs. Membership in HMOs currently exceeds 50 million. The Company believes that third party payors will increasingly prefer to contract for managed care on a national or regional basis and that the Company's development of a national network of established oncology groups, when combined with the Company's medical information systems and databases, research capabilities and treatment expertise, will provide the Company with a competitive advantage in securing such contracts on more favorable terms.

ORGANIZATIONAL STRUCTURE

     Cancer Treatment Services. The Company provides advanced cancer treatments and related services, principally on an outpatient basis, through its IMPACT(R) (IMPlementing Advanced Cancer Treatments) Centers. Each IMPACT(R) Center provides oncologists utilizing such facilities with a fully integrated delivery system for implementation of advanced cancer protocols. As of July 1, 1996, the Company owned or operated in joint ventures with hospitals 41 IMPACT(R) Centers in 21 states, providing advanced treatment capabilities and facilities to approximately 350 medical oncologists.

     Each IMPACT(R) Center is staffed by, and makes extensive use of, experienced oncology nurses, pharmacists, laboratory technologists, and other support personnel to deliver outpatient services under the direction of independent medical oncologists. IMPACT(R) Center services include preparation and collection of stem cells, administration of high dose chemotherapy, reinfusion of stem cells and delivery of broad-based supportive care. IMPACT(R) Center personnel extend the support mechanism into the patient's home, further reducing the dependence on hospitalization. The advantages of this system to the physician and patient include (i) convenience of the local treatment facility;
(ii) specialized on-site laboratory and pharmacy services, including home pharmacy support; (iii) access to the Company's Clinical trials program to provide ongoing evaluation of current cancer treatment; (iv) specially trained medical and technical staff; (v) patient education and support materials through computer, video and staff consultation; and (vi) reimbursement assistance.

     The Company believes that it has been instrumental in "re-engineering" the process of bone marrow transplantation through its research and development of treatment protocols and in reducing by more than 50% the cost of this advanced cancer therapy by shifting such treatment from an inpatient setting, typically in a university hospital, to an outpatient setting in close proximity to the treating oncologist. The Company believes that it is able to perform high dose chemotherapy with stem cell support in its IMPACT(R) Centers for approximately 80% of the cost charged by university and other hospitals that manage their own programs.

     High dose chemotherapy is most appropriate for patients with lymphoma, acute leukemia, multiple myeloma and breast and ovarian cancer. Patients referred to the Company by the treating oncologist are placed on a treatment protocol developed from the cumulative analysis of the Company's approximately 3,000 high-dose cases. Protocols conducted at the IMPACT(R) Center begin with a drug regimen which allows for the collection and cryopreservation of stem cells. A stem cell is a cell which originates in the bone marrow and is a precursor to white blood cells. At the appropriate time, stem cells capable of restoring immune system and bone marrow function are harvested over a two to three day period. The harvested stem cells are then frozen and stored at the IMPACT(R) Center, and following confirmation of response to treatment and a satisfactory stem cell harvest, patients receive high dose chemotherapy followed by reinfusion of stem cells. Most patients are then admitted to an affiliated hospital for 10-14 days. After discharge, the patient is monitored in the oncologist's office.

     Since 1989, the Company has conducted a clinical trials program pursuant to which carefully planned, uniform treatments administered to a substantial number of patients have been monitored and studied, with the results being collected in a database and utilized to predict outcomes and determine utilization of high dose chemotherapy as a treatment. In addition, the Company has recorded outcomes from over 2,000 cases in which high dose chemotherapy was utilized as a treatment and has developed and continues to refine treatment pathways, which forecast the best outcome with the lowest possible cost. Pursuant to agreements between the Company and the oncologists who supervise their patients' treatment in IMPACT(R) Centers, such oncologists are obligated to record and monitor outcomes, collect information and report such information to the Company, for which the oncologists are paid a fixed fee. The Company believes that the proprietary databases and the information gathering techniques developed from the foregoing programs enable practicing oncologists to manage cancer cases cost effectively. Clinical research conducted by the Company focuses on (i) improving cancer survival rates; (ii) enhancing the cancer patient's quality of life;
(iii) reducing the costs of cancer care; and (iv) developing new approaches to cancer diagnosis, treatment and post-treatment monitoring.

     IMPACT(R) Centers are electronically linked with each physician's office, all other IMPACT(R) Centers and the Company's central laboratories and corporate offices. This network permits immediate dissemination of protocol data, patient information, analysis of side effects and treatment results. The Company believes that this sophisticated information network will provide it with a competitive advantage in forming new physician affiliations with oncology groups seeking practice management services.

     Oncology Practice Management Services. The Company provides management services that extend to all business aspects of an oncology group's operations. The Company believes that through provision of administrative services and information resources, the Company enables affiliated oncologists to focus on providing high quality medical care.

     Pursuant to the Service Agreements, the Company is the sole and exclusive manager and administrator of all day-to-day business functions connected with the medical practice of an affiliated physician group. The Company is responsible for providing facilities, equipment, supplies, support personnel, and management and financial advisory services. Under the terms of the Service Agreements in general, the Company (i) prepares annual capital and operating budgets; (ii) prepares financial statements; (iii) orders and purchases medical and office inventory and supplies; (iv) bills patients and third party payors;
(v) maintains accounting, billing, medical, and collection records; (vi) negotiates and administers managed care contracts; (vii) arranges for legal and accounting services related to practice operations; (viii) recruits, hires and appoints an executive director to manage and administer all of the day-to-day business functions of each practice; and (ix) manages all non-physician professional support and administrative personnel, clerical, secretarial, bookkeeping and collection personnel. The Company seeks to combine the purchasing power of numerous physicians to obtain favorable pricing and terms for equipment, pharmaceuticals and supplies and to obtain favorable contracts with suppliers.

     In addition, the Company provides its outcomes database, treatment protocols and pathways to affiliated oncologists, permitting these physicians to more effectively manage cancer cases. The Company utilizes its management expertise to conduct utilization review and quality assurance programs and establish well-defined medical policies for its affiliated physicians.

     In return for its management services and expertise, the Company receives a service fee based on net revenue or net operating income of the practice. Pursuant to each Service Agreement, the physicians and the practice agree not to compete with the Company and the practice. Each Service Agreement has an initial term of 40 years and, after the initial term, will be automatically extended for additional five year terms unless either party delivers written notice to the other party, 180 days prior to the expiration of the preceding term. The Service Agreement may only be terminated for cause. If the Company terminates the Service Agreement for cause, the practice is typically obligated to purchase assets (which typically include intangible assets) and pay liquidated damages, which are guaranteed by individual physicians for a period of time. Each Service Agreement provides for the creation of an oversight committee, a majority of whom are designated by the practice. The oversight committee is responsible for developing management and administrative policies for the overall operation of each clinic.

     Cancer Research Services. The Company also utilizes its database to provide various types of data to pharmaceutical companies regarding the use of their products. The IMPACT(R) Center network and the Company's medical information systems make the Company ideally suited to this process. The Company is currently participating in several projects with leading pharmaceutical manufacturers to furnish data in connection with FDA applications and post-FDA approval marketing studies. Revenue from these contracts helps to underwrite the Company's clinical trials expenses. Such relationships with pharmaceutical companies allow patients and physicians earlier access to drugs and therapies and ensure access to clinical trials under managed care, which guarantee the Company's role as a leader in oncological developments.

INFORMATION SERVICES

     The Company believes that the use of management information services technology can improve patient care by improving physician access to treatment and outcomes information. Each IMPACT(R) Center and affiliated practice is networked with each physician's office, all other IMPACT(R) Centers and the Company's central laboratories and corporate offices, which permits immediate dissemination of protocol data, patient information, analysis of side effects and treatment results. The Company's medical information system and database is designed to facilitate the transmittal and coordination of important patient and operational data. Data are collected and downloaded every 24 hours for analysis by statisticians and evaluation by the Company's scientific personnel. The Company regularly publishes other outcomes and treatment information in the peer-reviewed literature and presents similar information at national meetings.

     The Company has developed treatment plans for the administration of high dose chemotherapy. The Company has also developed treatment protocols covering standard-dose chemotherapy. Protocol assignment, disease status and resource utilization are tracked in an electronic database per physician-patient encounter. The protocol database covers all diagnoses utilized in the treatment of cancer and cancer-related illnesses. By organizing a system of data collection and analysis, the Company is able to incorporate these technologies and data analysis into innovative treatment regimens that can be administered in a consistent manner throughout its network of specialized outpatient cancer treatment facilities. The Company believes that this sophisticated information network will provide it with a competitive advantage in forming new physician affiliations and contracting with managed care.

COMPETITION

     The business of providing health care services generally, and of providing oncology services specifically, is highly competitive. The Company is aware of at least three primary competitors specializing in the management of oncology practices, and several health care companies with established operating histories and significantly greater resources than the Company are also providing at least some management services to oncologists. There are certain other companies, including hospitals, large group practices, and outpatient care centers, that are expanding their presence in the oncology market and may have access to greater resources than the Company. Furthermore, organizations specializing in home and ambulatory infusion care, radiation therapy, and group practice management compete in the oncology market.

     The Company's revenue depends on the continued success of its affiliated physician groups. These physician groups face competition from several sources, including sole practitioners, single and multi-specialty groups, hospitals and managed care organizations.

PROPERTIES

     The Company leases 36,500 square feet of space at 1775 Moriah Woods Blvd. in Memphis, Tennessee, where the Company's headquarters are located. The lease expires in 2002. The Company also leases all facilities housing the Company's operating facilities.

GOVERNMENT REGULATION

     The delivery of healthcare items and services has become one of the most highly regulated of professional and business endeavors in the United States. Both the federal government and the individual state governments are responsible for overseeing the activities of individuals and businesses engaged in the delivery of healthcare services. Federal law and regulations are based primarily upon the Medicare program and the Medicaid program, each of which is financed, at least in part, with federal money. State jurisdiction is based upon the state's authority to license certain categories of healthcare professionals and providers, and the state's interest in regulating the quality of healthcare in the state, regardless of the source of payment.

     The Company believes it is in material compliance with applicable laws. However, the laws applicable to the Company are subject to evolving interpretations and therefore, there can be no assurance that a review of the Company's or the affiliated physicians' practices by a court or law enforcement or regulatory authority will not result in a determination that could adversely affect the operations of the Company or the affiliated physicians. Furthermore, there can be no assurance that the laws applicable to the Company will not be amended in a manner that could adversely affect the Company.

  Federal Law

     The federal healthcare laws apply in any case in which the Company is providing an item or service that is reimbursable under Medicare or Medicaid or is claiming reimbursement from Medicare or Medicaid on behalf of physicians with whom the Company has a Service Agreement. The principal federal laws include those that prohibit the filing of false or improper claims with the Medicare or Medicaid program, those that prohibit unlawful inducements for the referral of business reimbursable under Medicare or Medicaid and those that prohibit the provision of certain services by a provider to a patient if the patient was referred by a physician with which the provider has certain types of financial relationships.

     False and Other Improper Claims. The federal government is authorized to impose criminal, civil and administrative penalties on any healthcare provider that files a false claim for reimbursement from Medicare or Medicaid. Criminal penalties are also available in the case of claims filed with private insurers if the government can show that the claims constitute mail fraud or wire fraud. While the criminal statutes are generally reserved for instances evincing an obviously fraudulent intent, the civil and administrative penalty statutes are being applied by the government in an increasingly broader range of circumstances. For example, the government takes the position that a pattern of claiming reimbursement for unnecessary services violates these statutes if the claimant should have known that the services were unnecessary. The government also takes the position that claiming reimbursement for services that are substandard is a violation of these statutes if the claimant should have known that the care was substandard.

     The Company believes it is in material compliance with such laws, but there can be no assurance that the Company's activities will not be challenged or scrutinized by governmental authorities. A determination that the Company had violated such laws could have a material adverse impact on the Company's business.

     Anti-Kickback Law. Federal law commonly known as the "Anti-kickback Amendments" prohibits the offer, solicitation, payment or receipt of anything of value (direct or indirect, overt or covert, in cash or in kind) which is intended to induce the referral of Medicare or Medicaid patients, or the ordering of items or services reimbursable under those programs. The law also prohibits remuneration that is intended to induce the recommendation of, or the arranging for, the provision of items or services reimbursable under Medicare and Medicaid. The law has been broadly interpreted by a number of courts to prohibit remuneration which is offered or paid for otherwise legitimate purposes if the circumstances show that one purpose of the arrangement is to induce referrals. Even bona fide investment interests in a healthcare provider may be questioned under the Anti-kickback Amendment if the government concludes that the opportunity to invest was offered as an inducement for referrals. The penalties for violations of this law include criminal sanctions and exclusion from the federal healthcare program.

     In part to address concerns regarding the implementation of the Anti-kickback Amendments, the federal government in 1991 published regulations that provide exceptions, or "safe harbors," for certain transactions that will not be deemed to violate the Anti-kickback Amendments. Among the safe harbors included in the regulations were provisions relating to the sale of physician practices, management and personal services agreements and employee relationships. Subsequently, regulations were published offering safe harbor protection to additional activities, including referrals within group practices consisting of active investors. Proposed amendments to the Anti-kickback regulations were published in 1994 which, if ultimately adopted, would result in substantive changes to existing regulations. The failure to qualify under a safe harbor provision, while potentially subjecting the activity to greater regulatory scrutiny, does not render the activity illegal per se.

     There are several aspects of the Company's relationships with physicians to which the anti-kickback law may be relevant. In some instances, the Company itself may become a provider of services for which it will claim reimbursement from Medicare or Medicaid, and physicians who are investors in the Company may refer patients to the Company for those services. Furthermore, the government may construe some of the marketing and managed care contracting activities of the Company as arranging for the referral of patients to the physicians with whom the Company has a management contract. Finally, at the request of a physician or medical practice with which the Company has a contract, the Company will manage in the physician's office the provision of ancillary services which the physician desires to make available to his patients. At the present time, the services provided by the Company in its IMPACT(R) Centers are generally not reimbursable by Medicare or Medicaid.

     Although neither the investments in the Company by physicians nor the management contracts between the Company and physicians qualify for protection under the safe harbor regulations, the Company does not believe that these activities fall within the type of activities the Anti-kickback Amendments were intended to prohibit. A determination that the Company had violated the Anti-kickback Amendments would have a material adverse effect on the Company's business.

     The Stark Self-Referral Law. The Stark Self-Referral Law ("Stark Law") prohibits a physician from referring a patient to a healthcare provider for certain designated health services reimbursable by Medicare or Medicaid if the physician has a financial relationship with that provider, including an investment interest, a loan or debt relationship or a compensation relationship. The designated services covered by the law include radiology services, infusion therapy, radiation therapy, outpatient prescription drugs and hospital services, among others. In addition to the conduct directly prohibited by the law, the statute also prohibits "circumvention schemes," that are designed to obtain referrals indirectly that cannot be made directly. The penalties for violating the law include (i) a refund of any Medicare or Medicaid payments for services that resulted from an unlawful referral; (ii) civil fines; and (iii) exclusion from the Medicare and Medicaid programs. The Stark Law contains a number of exceptions potentially applicable to the Company's operations. These include exceptions for a physician's ownership of publicly traded securities in a corporation with stockholders' equity exceeding $75 million as of the end of its most recent fiscal year, for certain in-office ancillary services and for certain personal services arrangements.

     The Company is not currently a provider of any designated health service under the Stark Law for which the Company claims reimbursement from Medicare or Medicaid. The Company intends to assure that any designated health services provided by physicians with whom the Company has a management contract will qualify under the applicable exception in the Stark Law for in-office services. However, because the Company will provide management services related to those designated health services, there can be no certainty that the Company will not be considered as the provider for those services. In that event, the referrals from the physicians will be permissible only if (i) the Company qualifies for the exception for publicly-traded corporations and (ii) the management contract meets the exception in the Stark Law for payments by physicians to a health care entity. To qualify for such exception, such payments must be set at a fair market value. The Company intends to structure its arrangements so as to qualify for applicable exceptions under the Stark Law, however, there can be no assurance that a review by courts or regulatory authorities would not result in a contrary determination.

  State Law

     State Anti-Kickback Laws. Many states have laws that prohibit the payment of kickbacks in return for the referral of patients. Some of these laws apply only to services reimbursable under the state Medicaid program. However, a number of these laws apply to all healthcare services in the state, regardless of the source of payment for the service. The Company believes, based on the advice of counsel, that these laws prohibit payments to referral sources only where a principal purpose for the payment is for the referral. The Company pays oncologists who supervise their patients' treatment at the IMPACT(R) Centers fees for collecting and monitoring treatment and outcomes data and reporting such data to the Company. The Company believes such fees reflect the fair market value of the services rendered by such physicians to the Company. However, the laws in most states regarding kickbacks have been subjected to limited judicial and regulatory interpretation and therefore, no assurances can be given that the Company's activities will be found to be in compliance. Noncompliance with such laws could have an adverse effect upon the Company and subject it and such physicians to penalties and sanctions.

     State Self-Referral Laws. A number of states have enacted self-referral laws that are similar in purpose to the Stark Self-Referral Law. However, each state law is unique. For example, some states only prohibit referrals where the physician's financial relationship with a healthcare provider is based upon an investment interest. Other state laws apply only to a limited number of designated health services. Finally, some states do not prohibit referrals, but merely require that a patient be informed of the financial relationship before the referral is made. The Company believes that it is in compliance with the self-referral law of any state in which the Company has a financial relationship with a physician.

     Fee-Splitting Laws. Many states prohibit a physician from splitting with a referral source the fees generated from physician services. Other states have a broader prohibition against any splitting of a physician's fees, regardless of whether the other party is a referral source. In most cases, it is not considered to be fee-splitting when the payment made by the physician is reasonable reimbursement for services rendered on the physician's behalf.

     The Company will be reimbursed by physicians on whose behalf the Company provides management services. The Company intends to structure the reimbursement provisions of its management contracts with physicians in order to comply with applicable state laws relating to fee-splitting. However, there can be no certainty that, if challenged, the Company and its affiliated physicians will be found to be in compliance with each state's fee-splitting laws.

     Corporate Practice of Medicine. Most states prohibit corporations from engaging in the practice of medicine. Many of these state doctrines prohibit a business corporation from employing a physician. However, states differ with respect to the extent to which a licensed physician can affiliate with corporate entities for the delivery of medical services. Some states interpret the "practice of medicine" broadly to include decisions that have an impact on the practice of medicine, even where the physician is not an employee of the corporation and the corporation exercises no discretion with respect to the diagnosis or treatment of a particular patient.

     The Company's standard practice under its management contracts is to avoid the exercise of any responsibility on behalf of its physicians that could be construed as affecting the practice of medicine. Accordingly, the Company believes that it is not in violation of applicable state laws relating to the corporate practice of medicine. However, because such laws and legal doctrines have been subjected to only limited judicial and regulatory interpretation, there can be no assurance that, if challenged, the Company will be adjudicated to be in compliance with all such laws and doctrines.

     Insurance Laws. Laws in all states regulate the business of insurance and the operation of HMOs. Many states also regulate the establishment and operation of networks of health care providers. While these laws do not generally apply to companies that provide management services to networks of physicians, there can be no assurance that regulatory authorities of the states in which the Company operates would not apply these laws to require licensure of the Company's operations as an insurer, as an HMO or as a provider network. The Company believes that it is in compliance with these laws in the states in which it does business, but there can be no assurance that future interpretations of insurance and health care network laws by regulatory authorities in these states or in the states into which the Company may expand will not require licensure or a restructuring of some or all of the Company's operations.

     State Licensing. The Company's laboratories operated in conjunction with certain IMPACT(R) Centers are registered with the U.S. Food & Drug Administration and are certified pursuant to the Clinical Laboratory Improvement Amendments of 1988. In addition, the Company maintains pharmacy licenses for all IMPACT(R) Centers having self-contained pharmacies, and state health care facility licenses, where required.

REIMBURSEMENT AND COST CONTAINMENT

     Approximately 50% of the net revenue of the Company's practice management division and less than five percent of the revenue of the Company's IMPACT(R) division is derived from payments made by government sponsored health care programs (principally, Medicare and Medicaid). As a result, any change in reimbursement regulations, policies, practices, interpretations or statutes could adversely affect the operations of the Company. In recent years, the federal government has sought to constrain the growth of spending in the Medicare and Medicaid programs. Through the Medicare program, the federal government has implemented a resource-based relative value scale ("RBRVS") payment methodology for physician services. This methodology went into effect in 1992 and will continue to be implemented in annual increments through December 31, 1996. RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. The implementation of RBRVS may result in reductions in payment rates for procedures provided by physicians under current contract with the Company. RBRVS-type payment systems have also been adopted by certain private third party payors and may become a predominant payment methodology. A broader implementation of such programs would reduce payments by private third party payors and could indirectly reduce the Company's operating margins to the extent that the cost of providing management services related to such procedures could not be proportionately reduced. To the extent the Company's costs increase, the Company may not be able to recover such cost increases from government reimbursement programs. In addition, because of cost containment measures and market changes in nongovernmental insurance plans, the Company may not be able to shift cost increases to nongovernmental payors. The Company expects a reduction from historical levels in per patient Medicare revenue received by certain of the physician groups with which the Company contracts; however, the Company does not believe such reductions would, if implemented, result in a material adverse effect on the Company.

     In addition to current governmental regulation, the Clinton Administration and several members of Congress have proposed legislation for comprehensive reforms affecting the payment for and availability of health care services. Aspects of certain of such health care proposals, such as reductions in Medicare and Medicaid payments, if adopted, could adversely affect the Company. Other aspects of such proposals, such as universal health insurance coverage and coverage of certain previously uncovered services, could have a positive impact on the Company's business. It is not possible at this time to predict what, if any, reforms will be adopted by Congress or state legislatures, or when such reforms would be adopted and implemented. As health care reform progresses and the regulatory environment accommodates reform, it is likely that changes in state and federal regulations will necessitate modifications to the Company's agreements and operations. While the Company believes it will be able to restructure in accordance with applicable laws and regulations, the Company cannot assure that such restructuring in all cases will be possible or profitable.

     Rates paid by private third party payors, including those that provide Medicare supplemental insurance, are based on established physician, clinic and hospital charges and are generally higher than Medicare payment rates. Changes in the mix of the Company's patients among the non-governmental payors and government sponsored health care programs, and among different types of non-government payor sources, could have a material adverse effect on the Company.

EMPLOYEES

     As of June 1, 1996, the Company employed approximately 380 persons, approximately 286 of whom were full-time employees. Under the terms of the service agreements with the affiliated physician groups, the Company is responsible for the practice compensation and benefits of the groups' nonphysician medical personnel. No employee of the Company or of any affiliated physician group is a member of a labor union or subject to a collective bargaining agreement. The Company believes that its labor relations are good.

LEGAL PROCEEDINGS

     No material litigation is currently pending against the Company, and the Company is not aware of any outstanding claims against any affiliated physician group that would have a material adverse effect on the Company's financial condition or results of operations. The Company expects its affiliated physician groups to be involved in legal proceedings incident to their business, most of which are expected to involve claims related to the alleged medical malpractice of its affiliated oncologists.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the directors and executive officers of the Company.

                   NAME                     AGE                    POSITION
- ------------------------------------------  ---   ------------------------------------------
William H. West, M.D......................  49    Chairman of the Board of Directors
Joseph T. Clark...........................  40    President, Chief Executive Officer and
                                                    Director
Daryl P. Johnson..........................  37    Executive Vice President, Chief Financial
                                                    Officer and Chief Operating Officer --
                                                    Practice Management Division
Charles H. Weaver, M.D....................  34    Chief Medical Officer
Jeffrey H. Winokur........................  37    Executive Vice President of Marketing
John A. Good..............................  38    Executive Vice President, Secretary and
                                                    General Counsel
Debbie K. Elliott.........................  29    Chief Accounting Officer
Kenneth L. Scott..........................  43    Chief Operating Officer -- IMPACT(R)
                                                    Division
Jack O. Bovender..........................  50    Director
Frank M. Bumstead.........................  54    Vice-Chairman of the Board
W. Thomas Grant II........................  45    Director
P. Anthony Jacobs.........................  54    Director
Leonard A. Kalman, M.D....................  45    Director
James R. Seward...........................  43    Director

     The following is a biographical summary of the experience of the executive officers and directors of the Company:

          WILLIAM H. WEST, M.D. has been a director of the Company since 1985. Dr. West is a medical oncologist. He has served as Chairman of the Board of Directors of the Company since February 1993. Dr. West served as Chief Executive Officer of the Company from May 1989 to January 1996 and Medical Director of the Company from 1985 to February 1996. Dr. West served as President of the Company from May 1989 to February 1993. Dr. West was the Founder and President of the West Clinic, P.C. Effective in January 1996, Dr. West divested his interest in the West Clinic and owned no interest therein at the time of execution of the Company's definitive agreement to form a practice management affiliation with West Clinic.

          JOSEPH T. CLARK has been a director of the Company since 1988. Mr. Clark has served as the Chief Executive Officer of the Company since January 1996 and as President of the Company since February 1993. Mr. Clark was formerly the Executive Vice President and Chief Operating Officer of the Company from May 1989 to February 1993 and Secretary of the Company from September 1988 to February 1993. Mr. Clark also served as Chief Financial Officer of the Company from March 1988 to May 1989. Prior to joining the Company, Mr. Clark was employed in various capacities by American Medical International, Inc. from 1982, holding the position of Regional Director of Finance from January 1986 to March 1988.

          DARYL P. JOHNSON has been an officer of the Company since 1990. Mr. Johnson has served as the Executive Vice President and Chief Financial Officer of the Company since October 1991 and as the Chief Operating Officer -- Practice Management Division of the Company since May 1996. From February 1993 until May 1996 Mr. Johnson served as the Secretary of the Company and prior to that he was the Assistant Secretary of the Company from October 1990 to February 1993 and the Controller of the Company from June 1990 to October 1991.

          CHARLES H. WEAVER, M.D. joined the Company in February 1994 and serves as the Company's Chief Medical Officer. Dr. Weaver served as the Scientific Director of the Company until February 1996. Prior to joining the Company, Dr. Weaver was the Acting Instructor, Department of Internal Medicine, at the University of Washington from 1991 to 1994. Dr. Weaver earned a Fellowship in Oncology, Fred Hutchinson Cancer Research Center from 1991 to 1994 and completed his residency in Internal Medicine at the University of Pennsylvania from 1989 to 1991.

          JEFFREY H. WINOKUR joined the Company in February 1996 as its Executive Vice President of Marketing. Mr. Winokur had served as Vice President of Managed Care with Medpartners/Mullikin, Inc., a physician practice management company, since December 1993. From March 1991 until December 1993, Mr. Winokur served as a consultant for Performance Group, a health care consulting firm.

          JOHN A. GOOD joined the Company in April 1996 as its Executive Vice President, General Counsel, and was appointed Secretary of the Company in May 1996. Mr. Good was a corporate/securities partner with the Memphis, Tennessee law firm of Baker, Donelson, Bearman & Caldwell, P.C. from March 1994 to April 1996. From July 1990 to March 1994, Mr. Good was a corporate/securities partner in the Memphis law firm of McDonell Boyd (now Wyatt, Tarrant & Combs, P.L.C.).

          DEBBIE K. ELLIOTT has served as Chief Accounting Officer of the Company since June 1996. Ms. Elliott was formerly the Controller from May 1993 to June 1996 and Financial Reporting Manager from November 1991 to May 1993. Ms. Elliott began her career with Ernst & Young LLP in 1989.

          KENNETH L. SCOTT joined the Company in February 1996 as its Chief Operating Officer -- IMPACT(R) Division. Prior to joining the Company, Mr. Scott was Chief Executive Officer and President of American Health Care Management Services, Inc., Ft. Lauderdale, Florida, an oncology health care management consulting company, from June 1993 to February 1996. From May 1987 to May 1993, Mr. Scott was Chief Executive Officer, President and a director of Cancer Treatment Holdings, Inc., Ft. Lauderdale, Florida, a company which provides radiation therapy centers, chemotherapy, home infusion and home nursing care to cancer patients.

          JACK O. BOVENDER has been a director of the Company since 1994 and is a member of the compensation committee ("Compensation Committee") of the Board of Directors. Mr. Bovender formerly served as the Chief Operating Officer of Hospital Corporation of America from December 1992 until his retirement in March 1994. He was also the President, Eastern Group Operations, Hospital Corporation of America from June 1987 to December 1992. Mr. Bovender is also a Director of Quorum Health Group.

          FRANK M. BUMSTEAD has been a director of the Company since 1985 and is a member of the Compensation Committee, the audit committee ("Audit Committee") and executive committee ("Executive Committee") of the Board of Directors. He has served as the Vice-Chairman of the Board since February 1993. Mr. Bumstead was the Chairman of the Board of the Company from January 1989 to February 1993. He has been the Chairman and Chief Executive Officer of FBMS Financial, Inc., a financial management and business consulting firm, since January 1990. Prior to that, Mr. Bumstead was the President of Bumstead Co., a financial consulting company, from 1986 to December 1990. Mr. Bumstead is also a director of First Union National Bank of Tennessee, and is a director of and serves on the compensation committee for Nashville Country Club, Inc. and Veritus Music Entertainment, Inc.

          LEONARD A. KALMAN, M.D. has been a director of the Company since 1996 and is a member of the Compensation Committee. Dr. Kalman is a practicing medical oncologist with the Miami Practice.

          P. ANTHONY JACOBS has been a director of the Company since 1990 and is a member of the Audit Committee, Compensation Committee (Chairman) and Executive Committee. Mr. Jacobs has served as the President of Seafield, (formerly BMA Corporation) since May 1993 and the Chief Operating Officer of Seafield since August 1990. Mr. Jacobs was the Executive Vice President of Seafield from August 1990 to May 1993 and has been a Director of Seafield since 1987. Mr. Jacobs is also a director for Trenwick Group Inc. and serves on its compensation committee.

          W. THOMAS GRANT II has been a director of the Company since 1991 and is a member of the Compensation Committee. Mr. Grant is the Chief Executive Officer of Seafield (formerly BMA Corporation) and has served as the Chairman of the Board of Seafield since May 1993, prior to which time he served as the President. Mr. Grant serves as a director for Kansas City Power & Light Company and Commerce Bancshares, Inc.

          JAMES R. SEWARD has been a director of the Company since 1990 and is a member of the Audit Committee, Compensation Committee (Chairman) and Executive Committee. Mr. Seward has served as the Executive Vice President of Seafield, (formerly BMA Corporation) since May 1993 and was the Senior Vice President of Seafield from August 1990 to May 1993. Mr. Seward has also served as the Chief Financial Officer of Seafield since February 1991.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS

     The Company has employment agreements with Drs. West and Weaver and Messrs. Clark and Johnson that expire December 31, 1997, subject to extension for additional one year periods at the election of the parties. The Company pays Drs. West and Weaver and Messrs. Clark and Johnson annual minimum base salaries of $225,000, $218,000, $200,000 and $160,000, respectively, to be reviewed annually and subject to an increase or decrease according to the policies and practices adopted by the Board. In addition, each is eligible to receive annual incentive compensation awards. If any such executive is terminated without cause with no change in control, the Company will pay such person his base salaries for the remaining terms of his contract. If the Company experiences a change in control and any such executive is terminated without cause within one year thereafter, then the Company will be obligated to pay Dr. West and Mr. Clark up to 300% of their base salaries and Dr. Weaver and Mr. Johnson 200% of their base salaries. The named executives are not entitled to any severance payment in the event they are terminated for "cause," as defined in the employment agreements. The named executives' employment agreements also contain restrictive covenants pursuant to which the executives have agreed not to divulge confidential information of the Company and not to compete with the Company or hire or solicit employees or clients of the Company during the term of their employment by the Company and for a period of at least 18 months after their employment terminates.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth, as of June 1, 1996, certain information regarding the beneficial ownership of the Common Stock, the Company's only class of voting securities, with respect to (i) all persons known to the Company to be holders of 5% or more of such securities, (ii) each of the Company's directors and executive officers, (iii) each Selling Shareholder, and, (iv) all directors and officers of the Company as a group. Unless otherwise set forth, all shares are owned directly by the designated individual or group with sole voting and dispositive power. Neither the Company's officers or directors are beneficial owners of any of the Company's Series A Preferred Stock.

                                        BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                       PRIOR TO THE OFFERING     NUMBER OF SHARES     AFTER THE OFFERING
                                      ------------------------    TO BE SOLD IN     ----------------------
      NAME OF BENEFICIAL OWNER         SHARES       PERCENT(1)     THE OFFERING      SHARES      PERCENT
- ------------------------------------  ---------     ----------   ----------------   ---------   ----------
Seafield Capital Corporation(2).....  4,121,700(2)     55.85           585,787      3,535,913      30.25
Boston Safe Deposit & Trust
  Company(3)........................    100,000         1.36            14,213         85,787      *
William H. West, M.D. ..............    833,760(4)     11.04                                        7.14
Jack O. Bovender, Jr. ..............      6,000(5)     *                                           *
Frank M. Bumstead...................    105,781(6)      1.43                                       *
Joseph T. Clark.....................    243,040(7)      3.13                                        2.08
Debbie K. Elliott...................      9,400(8)     *                                           *
John A. Good........................     10,000(9)     *                                           *
W. Thomas Grant II..................      6,400(10)    *                                           *
P. Anthony Jacobs...................     10,400(11)    *                                           *
Daryl P. Johnson....................     61,920(12)    *                                           *
Leonard A. Kalman, M.D. ............    108,163(13)     1.44                                       *
Kenneth L. Scott....................     14,400(14)    *                                           *
James R. Seward.....................     10,400(15)    *                                           *
Charles H. Weaver, M.D. ............     42,000(16)    *                                           *
Jeffrey H. Winokur..................     23,000(17)    *                                           *
All directors and officers as a
  group (14 persons)................  1,484,664(18)    18.35                                       12.72

- ---------------

 (1) The percentages shown are based on 7,379,689 shares of Common Stock outstanding on June 1, 1996 plus, as to each individual and group listed, the number of shares of Common Stock deemed to be owned by such holder, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, assuming conversion of the Company's Series A Stock and exercise of all options and warrants held by such holder, which stock, options and warrants may be converted or exercised within sixty (60) days of June 1, 1996. An asterisk "*" indicates less than 1% ownership of Common Stock.
 (2) Seafield Capital Corporation's address is P.O. Box 410949, Kansas City, Missouri, 64141. W. Thomas Grant, P. Anthony Jacobs, and James R. Seward, directors of the Company, are officers and directors of Seafield Capital Corporation. Each such director disclaims beneficial ownership in the Common Stock owned by Seafield Capital Corporation.
 (3) Boston Safe Deposit & Trust Company's address is One Boston Place, Boston, Massachusetts 02108.
 (4) Includes 173,780 shares of Common Stock which Dr. West has the right to acquire pursuant to the exercise of options.
 (5) Represents shares of Common Stock which Mr. Bovender has the right to acquire pursuant to the exercise of options.
 (6) Includes 6,000 shares of Common Stock which Mr. Bumstead has a right to acquire pursuant to the exercise of options.
 (7) Includes 238,240 shares of Common Stock which Mr. Clark has the right to acquire pursuant to the exercise of options.
 (8) Represents shares of Common Stock which Ms. Elliott has the right to acquire pursuant to the exercise of options.
 (9) Represents shares of Common Stock which Mr. Good has the right to acquire pursuant to the exercise of options.
(10) Includes 6,000 shares of Common Stock which Mr. Grant has the right to acquire pursuant to the exercise of options.

(11) Includes 6,000 shares of Common Stock which Mr. Jacobs has the right to acquire pursuant to the exercise of options.
(12) Includes 61,480 shares of Common Stock which Mr. Johnson has the right to acquire pursuant to the exercise of options.
(13) Includes 108,143 shares of Common Stock which Dr. Kalman has the right to acquire pursuant to the exercise of convertible debt issued in connection with the acquisition of the assets of the Miami Practice and the exercise of options.
(14) Includes 14,000 shares of Common Stock which Mr. Scott has the right to acquire pursuant to the exercise of options.
(15) Includes 6,000 shares of Common Stock which Mr. Seward has the right to acquire pursuant to the exercise of options.
(16) Represents shares of Common Stock which Dr. Weaver has the right to acquire pursuant to the exercise of options.
(17) Represents shares of Common Stock which Mr. Winokur has the right to acquire pursuant to the exercise of options.
(18) Includes 710,043 shares as to which various officers and directors have rights to acquire pursuant to the exercise of options.

     The following table sets forth, as of June 1, 1996, certain information regarding the beneficial ownership of common stock of Seafield Capital Corporation ("Seafield") by each director of the Company and by all directors and executive officers of the Company as a group. Messrs. Bumstead, Bovender, Clark, Good, Scott, Weaver, Ms. Elliott and Drs. Kalman and West were not beneficial owners of any Seafield common stock as of February 15, 1996. Mr. Johnson owned 500 shares of Seafield common stock on that date.

                                                                   AMOUNT AND NATURE OF     PERCENT OF
                              NAME                                BENEFICIAL OWNERSHIP(1)    CLASS(2)
- ----------------------------------------------------------------  -----------------------   ----------
W. Thomas Grant II..............................................          156,141(3)            2.4%
P. Anthony Jacobs...............................................           49,867(4)               *
James R. Seward.................................................           44,940(5)               *
All directors and officers as a group (13 persons)..............          251,448               3.9%

- ---------------

(1) With respect to each listed individual and directors and executive officers as a group, includes shares of Seafield common stock issuable upon the exercise of options under Seafield's stock option and incentive plans that were exercisable on or within 60 days of February 15, 1996 as follows: Mr. Grant, 5,000 shares; Mr. Seward, 5,000 shares; directors and executive officers as a group (13 persons), 10,000 shares. also includes, with respect to each listed individual and directors and executive officers as a group, the following numbers of shares held in their respective accounts under the Seafield Capital Corporation 401(k) Plan and Trust as of December 31, 1995 (based upon the Plan statement as of that date), as to which shares of common stock the individual shares investment power, but, except in the case of Mr. Seward, who shares voting power with respect to all 10,346 shares held in the Plan, does not have voting power; Mr. Grant, 1,066 shares; Mr. Jacobs, 1,786 shares; Mr. Seward, 640 shares (plus an additional 9,706 shares with respect to which Mr. Seward shares voting power as a member of the 401(k) Plan Administrative Committee); directors and executive officers as a group, 10,346 shares.
(2) The percentages shown are based on 6,462,933 shares of Seafield common stock outstanding on February 15, 1996 plus, as to each individual listed, the number of shares of Seafield common stock deemed to be owned by such holder for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, assuming exercise of all stock options held by such holder(s) which may be exercised on or within 60 days of February 15, 1996.
(3) Includes 30,293 shares held by Mr. Grant as custodian for his children; includes 45,000 held in a family trust for which Mr. Grant serves as a co-trustee, and, in that capacity, shares voting and investment power; and includes 11,585 shares owned by Mr. Grant's spouse, with respect to which Mr. Grant disclaims beneficial ownership.
(4) Includes 1,000 shares owned by Mr. Jacob's wife and 200 shares owned by his son, with respect to which Mr. Jacobs disclaims beneficial ownership.
(5) Includes 1,500 shares held in a family trust of which Mr. Seward serves as a co-trustee with his mother, and in that capacity shares voting and investment powers.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.01 par value per share, and 3,000,000 shares of preferred stock, $1.00 par value per share, issuable in series. As of the date of this Prospectus, there were 7,712,843 shares of Common Stock issued and outstanding, and 27,833 shares of preferred stock issued and outstanding. Options to purchase 1,878,100 shares of Common Stock are outstanding and an additional 247,600 shares are reserved for issuance pursuant to employee and director stock option plans at exercise prices ranging from $1.56 to $23.75 per share. Additionally, options to purchase an aggregate of 80,000 shares of Common Stock, at an exercise price of $17.00 per share, were issued in connection with the Miami Practice affiliation. Additionally, warrants to purchase an aggregate of 85,000 shares of Common Stock, at an average exercise price of $11.75 per share, were issued in connection with the Knoxville Practice and Ft. Lauderdale Practice affiliations.

COMMON STOCK

     As of the date of this Prospectus, approximately 620 persons were holders of record of the shares of Common Stock outstanding. Each holder of record of Common Stock is entitled to one vote for each outstanding share of Common Stock owned by such holder, is not entitled to cumulate his votes for the election of directors, and does not have preemptive rights. The issued and outstanding shares of Common Stock are, and all shares of Common Stock to be issued and to be sold in the Offering will be, validly issued, fully paid, and nonassessable. All shares of Common Stock have equal rights and, subject to the rights of the holders of any series of the preferred stock, are entitled to receive ratably such dividends, if any, as the Board of Directors may declare from time to time out of funds legally available therefor. Upon liquidation of the Company, after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of preferred stock, if any, the holders of the Common Stock will share ratably in the net assets, if any, available for distribution to holders of Common Stock upon liquidation.

PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's shareholders, from time to time direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. The rights of any such series may include voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. Satisfaction of any dividend preferences of outstanding preferred stock could reduce the amount of funds available, if any, for the payment of dividends on Common Stock. Also, the holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution, or winding-up of the Company before any payment is made to the holders of the Common Stock.

REGISTRATION RIGHTS

     Holders of 4,514,700 shares of Common Stock ("Round One Shares") have demand and piggyback registration rights with respect to such shares. In general, Seafield Capital Corporation (which holds 4,121,700 Round One Shares) or the holders of not less than 50% of the remaining 393,000 Round One Shares may request that the Company file a registration statement under the Securities Act of 1933 in respect of the offering and sale of the securities covered thereby. The Company is not obligated to file and make effective more than two such registration statements. In addition, such holders shall have the right to include such shares in a registration statement filed by the Company in respect of the Company's offering and sale of Common Stock. Such piggyback registration rights are subject to certain limitations and conditions, including the right of the underwriters of an offering to limit the number of shares included in such registration.

     In addition, the Company has granted piggyback registration rights with respect to 196,154 shares of Common Stock issued in connection with a Completed Affiliation, and demand and piggyback registration rights with respect to shares of Common Stock issuable upon the exercise of 85,000 warrants issued in a Completed Affiliation.

     The Company is obligated to bear all expenses in connection with the registration of shares as described above, except underwriting discounts and commissions.

TRANSFER AGENT

     The transfer agent for the Common Stock is SunTrust Bank, Atlanta, Georgia.

                                  UNDERWRITING

     Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter below.

                                                                                   NUMBER OF
                                   UNDERWRITER                                       SHARES
- ---------------------------------------------------------------------------------  ----------
Smith Barney Inc.................................................................
J.C. Bradford & Co...............................................................

                                                                                   ----------
     Total.......................................................................   5,300,000
                                                                                    =========

     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and J.C. Bradford & Co. are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $     per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain other dealers. After the offering of the shares of
Common Stock, the public offering price and such commissions may be changed by the Underwriters.

     The Selling Shareholders have, severally and not jointly, granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 795,000 additional shares of Common Stock at the price to the public set forth on the cover page of this Prospectus less the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other and their respective controlling persons against certain liabilities, including liabilities under the Securities Act.

     The Company, its executive officers and directors, and Seafield Capital Corporation have agreed that, for a period of 180 days after the date of this Prospectus (the "Lock-up Period"), they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company or any securities convertible into or exercisable or exchangeable for any shares of Common Stock.

     The rules of the Commission generally prohibit the Underwriters from making a market in the Common Stock during the two business day period prior to commencement of sales in this Offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A ("Rule 10b-6A") which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market transactions. In general, pursuant to Rule 10b-6A, a passive market maker may display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Baker, Donelson, Bearman & Caldwell, Memphis, Tennessee, and for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

     The financial statements of Response Oncology, Inc. as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995; the financial statements of Oncology Hematology Group of South Florida, P.A.; Knoxville Hematology Oncology Associates; Jeffrey L. Paonessa, M.D., P.A.; Hematology Oncology Associates of the Treasure Coast, P.A., Alan S. Collin, M.D. and Michael S. Wertheim, M.D.; Weinreb, Weisberg & Weiss, P.A.; The Center for Hematology and Oncology, P.A.; The West Clinic, P.C.; Rosenberg and Kalman, M.D., P.A. and Drs. Haraf, Antonucci, McCormack and Kerns Medical Partnership as of December 31, 1995 and for the periods then ended; and the financial statements of Rymer, Zaravinos and Faig, M.D., P.A. (d/b/a Southeast Florida Hematology Oncology Group) as of January 31, 1996 and for the year then ended have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, upon payment of the prescribed fees, from the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the SEC's facilities referred to above and at the SEC's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Company's Common Stock is included for quotation on The Nasdaq Stock Market's National Market and such reports, proxy statements and other information concerning the Company should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. This Prospectus is part of a Registration Statement on Form S-2 filed and effective under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock to be issued. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto. Such additional information may be obtained from the SEC's principal office in Washington, D.C. and Regional Offices at the addresses set forth above. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract, agreement or document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement for a more complete description of the matter involved, and each such statement may be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          (2) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1996;

          (3) The Company's Current Report on Form 8-K dated January 2, 1996;

          (4) The Company's Current Report on Form 8-K/A dated January 2, 1996;

          (5) The Company's Current Report on Form 8-K dated April 15, 1996;

          (6) The Company's Current Report on Form 8-K/A dated April 15, 1996;

          (7) The Company's Current Report on Form 8-K dated June 20, 1996.

          (8) The Company's Current Report on Form 8-K/A dated June 20, 1996;
     and

          (9) The Company's Current Report on Form 8-K dated July 3, 1996.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date such documents were filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to John A. Good, Secretary, Response Oncology, Inc., 1775 Moriah Woods Blvd., Memphis, Tennessee 38117, telephone number (901) 761-7000.

                            RESPONSE ONCOLOGY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
REGISTRANT
RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................    F-4
Consolidated Balance Sheets -- December 31, 1994 and 1995............................    F-5
Consolidated Statements of Operations -- Years ended December 31, 1993, 1994 and
  1995...............................................................................    F-6
Consolidated Statements of Stockholders' Equity -- Years ended December 31, 1993,
  1994 and 1995......................................................................    F-7
Consolidated Statements of Cash Flows -- Years ended December 31, 1993, 1994 and
  1995...............................................................................    F-8
Notes to Consolidated Financial Statements...........................................    F-9
RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES (UNAUDITED)
Condensed Consolidated Balance Sheets at December 31, 1995 and March 31, 1996........   F-16
Condensed Consolidated Statements of Operations for the Three Months Ended March 31,
  1995 and 1996......................................................................   F-17
Condensed Consolidated Statement of Cash Flows for the Three Months Ended March 31,
  1995 and 1996......................................................................   F-18
Notes to Condensed Consolidated Financial Statements.................................   F-19
COMPLETED AFFILIATIONS
ONCOLOGY HEMATOLOGY GROUP OF SOUTH FLORIDA, P.A.
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-22
Balance Sheet -- December 31, 1995...................................................   F-23
Statement of Income -- Year ended December 31, 1995..................................   F-24
Statement of Shareholders' Equity -- Year ended December 31, 1995....................   F-25
Statement of Cash Flows -- Year ended December 31, 1995..............................   F-26
Notes to Financial Statements........................................................   F-27
KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-32
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................   F-33
Statements of Income -- Year ended December 31, 1995 and for the three-month period
  ended March 31, 1996 (unaudited)...................................................   F-34
Statements of Partners' Equity -- Year ended December 31, 1995 and for the
  three-month period ended March 31, 1996 (unaudited)................................   F-35
Statements of Cash Flows -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-36
Notes to Financial Statements........................................................   F-37
JEFFREY L. PAONESSA, M.D., P.A. (D/B/A PAONESSA AND PETERSON)
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-41
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................   F-42

                                                                                       PAGE
                                                                                       -----
Statements of Income -- Year ended December 31, 1995 and the three-month period ended
  March 31, 1996 (unaudited).........................................................   F-43
Statements of Stockholders' Equity -- Year ended December 31, 1995 and the
  three-month period ended March 31, 1996 (unaudited)................................   F-44
Statements of Cash Flows -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-45
Notes to Financial Statements........................................................   F-46
RYMER, ZARAVINOS AND FAIG, M.D., P.A. (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY
  GROUP, P.A.)
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-49
Balance Sheets -- January 31, 1996 and April 30, 1996 (unaudited)....................   F-50
Statements of Operations -- Year ended January 31, 1996 and for the three-month
  period ended April 30, 1996 (unaudited)............................................   F-51
Statements of Shareholders' Equity -- Year ended January 31, 1996 and for the
  three-month period ended April 30, 1996 (unaudited)................................   F-52
Statements of Cash Flows -- Year ended January 31, 1996 and for the three-month
  period ended April 30, 1996 (unaudited)............................................   F-53
Notes to Financial Statements........................................................   F-54
PROPOSED AFFILIATIONS
ROSENBERG AND KALMAN, M.D., P.A.
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-58
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................   F-59
Statements of Operations -- December 31, 1995 and for the three-month period ended
  March 31, 1996 (unaudited).........................................................   F-60
Statements of Stockholders' Equity -- Year ended December 31, 1995 and for the
  three-month period ended March 31, 1996 (unaudited)................................   F-61
Statements of Cash Flows -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-62
Notes to Financial Statements........................................................   F-63
THE WEST CLINIC, P.C.
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-67
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................   F-68
Statements of Income (Loss) -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-69
Statements of Stockholders' Equity -- Year ended December 31, 1995 and for the
  three-month period ended March 31, 1996 (unaudited)................................   F-70
Statements of Cash Flows -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-71
Notes to Financial Statements........................................................   F-72

                                                                                       PAGE
                                                                                       -----
WEINREB, WEISBERG & WEISS, P.A.
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-78
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................   F-79
Statements of Income -- Year ended December 31, 1995 and for the three-month period
  ended March 31, 1996 (unaudited)...................................................   F-80
Statements of Stockholders' Equity -- Year ended December 31, 1995 and for the
  three-month period ended March 31, 1996 (unaudited)................................   F-81
Statements of Cash Flows -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-82
Notes to Financial Statements........................................................   F-83
DRS. HARAF, ANTONUCCI, MCCORMACK & KERNS MEDICAL PARTNERSHIP
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-88
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................   F-89
Statements of Income -- Year ended December 31, 1995 and for the three-month period
  ended March 31, 1996 (unaudited)...................................................   F-90
Statements of Partners Equity -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-91
Statements of Cash Flows -- Year ended December 31, 1995 and for the three-month
  period ended March 31, 1996 (unaudited)............................................   F-92
Notes to Financial Statements........................................................   F-93
HEMATOLOGY-ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A., ALAN S. COLLIN, M.D. AND
  MICHAEL S. WERTHEIM, M.D.
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................   F-96
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................   F-97
Statements of Income -- Year ended December 31, 1995 and the three months ended March
  31, 1996 (unaudited)...............................................................   F-98
Statements of Stockholders' Equity -- Year ended December 31, 1995 and the three
  months ended March 31, 1996 (unaudited)............................................   F-99
Statements of Cash Flows -- Year ended December 31, 1995 and the three months ended
  March 31, 1996 (unaudited).........................................................  F-100
Notes to Financial Statements........................................................  F-101
THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.
Report of Independent Auditors -- KPMG Peat Marwick LLP..............................  F-105
Balance Sheets -- December 31, 1995 and March 31, 1996 (unaudited)...................  F-106
Statements of Income -- For the period from September 15, 1995 through December 31,
  1995 and the three months ended March 31, 1996 (unaudited).........................  F-107
Statements of Shareholders' Equity -- For the period from September 15, 1995 through
  December 31, 1995 and the three months ended March 31, 1996 (unaudited)............  F-108
Statements of Cash Flows -- For the period from September 15, 1995 through December
  31, 1995 and the three months ended March 31, 1996 (unaudited).....................  F-109
Notes to Financial Statements........................................................  F-110

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Response Oncology, Inc.

     We have audited the accompanying consolidated balance sheets of Response Oncology, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Response Oncology, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles..

                                          KPMG PEAT MARWICK LLP

Memphis, Tennessee
January 23, 1996

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
ASSETS
Current Assets:
  Cash and cash equivalents.......................................  $ 2,922,266     $ 4,204,558
  Short-term investments..........................................      100,000         361,718
  Accounts receivable, less allowances for doubtful accounts of
     $2,079,788 and $3,934,794....................................   12,399,569      13,934,810
  Supplies........................................................      941,481       1,119,671
  Prepaid expenses................................................      324,637         550,287
  Other current assets............................................       97,878         465,738
                                                                    -----------     -----------
          Total Current Assets....................................   16,785,831      20,636,782
Property and Equipment -- at cost, less accumulated depreciation
  and amortization................................................    4,020,799       3,822,425
Other Assets:
  Deferred charges, less accumulated amortization.................      152,520         186,528
  Other assets....................................................       77,565         119,536
                                                                    -----------     -----------
                                                                        230,085         306,064
                                                                    -----------     -----------
          Total Assets............................................  $21,036,715     $24,765,271
                                                                    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable................................................  $ 3,249,147     $ 3,690,937
  Accrued expenses................................................    1,023,163       1,134,688
  Notes payable...................................................       71,558              --
  Capital lease obligations.......................................      157,030          58,501
                                                                    -----------     -----------
          Total Current Liabilities...............................    4,500,898       4,884,126
Capital Lease Obligations.........................................       28,878          15,492
Minority Interest.................................................           --          23,056
Stockholders' Equity:
  Series A Convertible Preferred Stock, $1.00 par value,
     authorized 3,000,000 shares; issued and outstanding 27,833 and 28,333 shares at December 31, 1995 and 1994,
     respectively.................................................       28,333          27,833
  Common Stock, $.01 par value, authorized 30,000,000 shares;
     issued and outstanding 7,371,589 shares and 6,964,431 shares
     at December 31, 1995 and 1994, respectively..................       69,644          73,716
  Paid-in capital.................................................   59,036,487      60,054,215
  Accumulated deficit.............................................  (42,627,525)    (40,313,167)
                                                                    -----------     -----------
                                                                     16,506,939      19,842,597
                                                                    -----------     -----------
          Total Liabilities and Stockholders' Equity..............  $21,036,715     $24,765,271
                                                                    ===========     ===========

          See accompanying notes to consolidated financial statements.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                YEARS ENDED DECEMBER 31
                                                      -------------------------------------------
                                                         1993            1994            1995
                                                      -----------     -----------     -----------
Net revenue.........................................  $37,696,594     $38,251,304     $44,297,798
Other income -- principally interest................      187,979         219,548         282,011
                                                      -----------     -----------     -----------
                                                       37,884,573      38,470,852      44,579,809
Costs and expenses:
  Operating.........................................   29,743,675      31,758,314      32,892,728
  General and administrative........................    2,891,150       4,285,810       5,512,306
  Depreciation and amortization.....................    1,916,543       2,124,877       1,736,055
  Interest..........................................       92,476         120,653          16,860
  Provision for doubtful accounts...................    2,469,968       2,527,685       2,105,696
                                                      -----------     -----------     -----------
                                                       37,113,812      40,817,339      42,263,645
                                                      -----------     -----------     -----------
       Earnings (loss) before minority interest and
          equity in earnings (loss) of
          unconsolidated affiliate..................      770,761      (2,346,487)      2,316,164
Minority owners' share of net earnings..............           --              --          (1,806)
Equity in loss of unconsolidated affiliate..........      (71,228)             --              --
                                                      -----------     -----------     -----------
       Net earnings (loss)..........................      699,533      (2,346,487)      2,314,358
Common Stock Dividend to Preferred Stockholders.....       (2,922)         (2,824)         (3,825)
                                                      -----------     -----------     -----------
       Net earnings (loss) to common stockholders...  $   696,611     $(2,349,311)    $ 2,310,533
                                                      ===========     ===========     ===========
       Earnings (loss) per common share.............  $      0.10     $     (0.34)    $       .32
                                                      ===========     ===========     ===========
       Weighted average number of shares............    7,166,171       6,953,157       7,171,459
                                                      ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  SERIES A CONVERTIBLE
                                                     PREFERRED STOCK              COMMON STOCK
                                                  ---------------------     -------------------------
                                                             PAR VALUE                      PAR VALUE
                                                             $(1.00 PER                     $(.01 PER
                                                  SHARES       SHARE)         SHARES         SHARE)
                                                  ------     ----------     -----------     ---------
Balances at December 31, 1992...................  35,468      $ 35,468       32,410,076      $64,820
  Net earnings..................................
  Exercise of common stock warrants and
     options....................................                                130,000          260
  Exercise of common stock rights, net of
     offering expenses paid.....................                              2,117,887        4,236
  Conversion of preferred stock.................  (5,900)       (5,900)           5,407           11
  Dividend on preferred stock...................                                  1,612            3
                                                  ------       -------      -----------      -------
Balances at December 31, 1993...................  29,568        29,568       34,664,982       69,330
  Net loss......................................
  Exercise of common stock warrants and
     options....................................                                154,500          309
  Conversion of preferred stock.................  (1,235)       (1,235)           1,130            2
  Dividend on preferred stock...................                                  1,545            3
                                                  ------       -------      -----------      -------
Balances at December 31, 1994...................  28,333      $ 28,333       34,822,157      $69,644
  Net earnings..................................
  Exercise of common stock warrants and
     options....................................                                497,000        4,068
  Conversion of preferred stock.................    (500)         (500)             458            1
  Dividend on preferred stock...................                                    306            3
  One-for-five reverse split....................                            (27,948,332)
                                                  ------       -------      -----------      -------
Balances at December 31, 1995...................  27,833      $ 27,833        7,371,589      $73,716
                                                  ======       =======      ===========      =======

                                                                                          TOTAL
                                                       PAID-IN       ACCUMULATED      STOCKHOLDERS'
                                                       CAPITAL         DEFICIT           EQUITY
                                                     -----------     ------------     -------------
Balances at December 31, 1992......................  $53,132,253     $(40,980,571)     $ 12,251,970
  Net earnings.....................................                       699,533           699,533
  Exercise of common stock warrants and options....       62,240                             62,500
  Exercise of common stock rights, net of offering
     expenses paid.................................    5,761,250                          5,765,486
  Conversion of preferred stock....................        5,889                                  0
  Dividend on preferred stock......................           (3)                                 0
                                                     -----------     ------------       -----------
Balances at December 31, 1993......................   58,961,629      (40,281,038)       18,779,489
  Net loss.........................................                    (2,346,487)       (2,346,487)
  Exercise of common stock warrants and options....       73,628                             73,937
  Conversion of preferred stock....................        1,233                                  0
  Dividend on preferred stock......................           (3)                                 0
                                                     -----------     ------------       -----------
Balances at December 31, 1994......................  $59,036,487     $(42,627,525)     $ 16,506,939
  Net earnings.....................................                     2,314,358         2,314,358
  Exercise of common stock warrants and options....    1,017,232                          1,021,300
  Conversion of preferred stock....................          499                                  0
  Dividend on preferred stock......................           (3)                                 0
  One-for-five reverse split.......................                                               0
                                                     -----------     ------------       -----------
Balances at December 31, 1995......................  $60,054,215     $(40,313,167)     $ 19,842,597
                                                     ===========     ============       ===========

          See accompanying notes to consolidated financial statements.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31
                                                      -------------------------------------------
                                                         1993            1994            1995
                                                      -----------     -----------     -----------
OPERATING ACTIVITIES
  Net earnings (loss)...............................  $   699,533     $(2,346,487)    $ 2,314,358
  Adjustments to reconcile net earnings (loss) from
     operations:
     Depreciation and amortization of property and
       equipment....................................    1,348,446       1,719,693       1,583,901
     Amortization of deferred charges and other
       assets.......................................      568,097         405,184         152,154
     Loss on disposal of equipment..................                       51,000              --
     Provision for losses on accounts receivable....    2,469,968       2,527,685       2,105,696
     Equity in loss of unconsolidated affiliate.....       71,228              --              --
     Minority owners' share of net income...........           --              --           1,806
     Changes in assets and liabilities:
       Accounts receivable..........................   (9,982,300)        160,879      (3,640,937)
       Supplies, prepaid expenses, and other current
          assets....................................     (795,559)        624,343        (771,700)
       Deferred charges and other assets............     (388,029)        (79,306)       (206,883)
       Accounts payable and accrued expenses........      943,146          20,862         553,315
                                                      -----------     -----------     -----------
          Net cash provided by (used in) operating
            activities..............................   (5,065,470)      3,083,853       2,091,710
INVESTING ACTIVITIES
  Purchase of equipment.............................   (1,113,577)       (585,637)     (1,330,490)
  Proceeds from sale of equipment...................                       23,541              --
  Hollywood Center net assets assumed in excess of
     investment basis...............................           --         (53,396)             --
  Distributions from unconsolidated affiliate.......      189,000              --              --
  Sale (Purchase) of short-term investments.........      564,043              --        (261,718)
                                                      -----------     -----------     -----------
          Net cash used in investing activities.....     (360,534)       (615,492)     (1,592,208)
FINANCING ACTIVITIES
  Proceeds from rights offering, net of expenses
     paid...........................................    5,765,486              --              --
  Proceeds from exercise of stock options and
     warrants.......................................       62,500          73,937       1,021,300
  Net (payments on) proceeds from notes payable.....      (17,097)         59,420         (71,558)
  Net proceeds from (repayment of) line of credit...    1,449,486      (2,419,507)             --
  Principal payments on capital lease obligations...     (495,736)       (360,576)       (166,952)
                                                      -----------     -----------     -----------
          Net cash provided by (used in) financing
            activities..............................    6,764,639      (2,646,726)        782,790
                                                      -----------     -----------     -----------
          Increase (decrease) in cash and cash
            equivalents.............................    1,338,635        (178,365)      1,282,292
          Cash and cash equivalents at beginning of
            period..................................    1,761,996       3,100,631       2,922,266
                                                      -----------     -----------     -----------
          Cash and cash equivalents at end of
            period..................................  $ 3,100,631     $ 2,922,266     $ 4,204,558
                                                      ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     Response Oncology is a comprehensive cancer management company which owns and/or operates a network of outpatient treatment centers or IMPACT Centers, which provide stem cell supported high-dose chemotherapy and other advanced cancer treatment services under the direction of practicing oncologists; owns the assets of and manages oncology practices; and conducts clinical cancer research on behalf of pharmaceutical manufacturers.

     The Company, formerly known as Response Technologies, Inc., changed its name to Response Oncology, Inc. effective November 2, 1995.

     The Company is a subsidiary of Seafield Capital Corporation ("Seafield"). On February 10, 1995, Seafield announced its retention of a financial advisor to evaluate and recommend steps to enhance the value of Seafield to its shareholders. Any transaction pursued by Seafield will be likely to result in a significant change in the Company's ownership.

     Principles of Consolidation and Basis of Presentation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and majority-owned or controlled joint ventures. An investment in an affiliated company in which the Company did not have a controlling interest was accounted for by the equity method prior to January 8, 1994 (see Note
J -- Investment in Affiliate). All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash Equivalents: All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents.

     Short-Term Investments: Short-term investments consist of certificates of deposit maturing in less than one year. These investments are carried at cost which approximates market.

     Supplies: Supplies are recorded at lower of cost (first-in, first-out) or market.

     Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives which range from three to ten years.

     Deferred Charges: Deferred charges consist primarily of startup costs representing direct and incremental expenses incurred prior to the operational date of a new IMPACT Center which are capitalized and amortized from the operational date over a period of two years.

     Startup costs of $273,405, $70,546, and $92,826 were incurred for the years ended December 31, 1993, 1994, and 1995, respectively. Accumulated amortization of deferred charges was $253,621 and $65,807 at December 31, 1994 and 1995, respectively.

     Net Revenue: Net revenues primarily consist of charges for patient services rendered at IMPACT(R) Centers based on established billing rates less allowances and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates and the differences are recorded as contractual allowances or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of $3,331,765, $3,893,813, and $4,224,008 for the years ended December 31, 1993, 1994, and
1995, respectively.

     Also included in net revenue are sales of pharmaceuticals to physicians of $4,311,000, $6,479,000, and $9,806,000 for the years ended December 31, 1993,
1994, and 1995, respectively. In addition, net revenue for the year ended December 31, 1995 includes $665,000 from clinical research activities.

     Income Taxes: Under FASB Statement No. 109, "Accounting for Income Taxes", the liability method is used whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Net Earnings (Loss) Per Common Share: Net earnings (loss) per common share has been computed based upon the weighted average number of shares of common stock outstanding during the period, plus (in periods in which they have a dilutive effect) common stock equivalents, primarily stock options and warrants. Fully diluted earnings per share are not disclosed as the effect of assuming the conversion of the preferred stock is clearly immaterial. All share and per share amounts have been restated to reflect a one-for-five reverse split effected November 2, 1995.

     Fair Value of Financial Instruments: The carrying amounts of all asset and liability financial instruments approximate their estimated fair values at December 31, 1995. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     New Accounting Standards: In March and October, 1995, the Financial Accounting Standards Board issued Statements No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation." Both Statements are effective in 1996, and neither is currently expected to have a significant effect on the financial statements of the Company.

NOTE B -- PROPERTY AND EQUIPMENT

     Balances of major classes of property and equipment are as follows:

                                                                     DECEMBER 31
                                                              -------------------------
                                                                 1994          1995
                                                              -----------   -----------
        Lab and pharmacy equipment..........................  $ 3,486,203   $ 4,213,633
        Furniture and office equipment......................    2,574,752     2,903,692
        Equipment under capital leases......................    1,502,079     1,558,064
        Leasehold improvements..............................    1,109,594     1,382,766
                                                              -----------   -----------
                                                                8,672,628    10,058,155
        Less allowances for depreciation and amortization...   (4,651,829)   (6,235,730)
                                                              -----------   -----------
                                                              $ 4,020,799   $ 3,822,425
                                                              ===========   ===========

     Purchases of equipment reflected in the "Consolidated Statements of Cash Flows" of $1,114,000, $586,000, and $1,330,000 for the years ended December 31, 1993, 1994, and 1995, respectively, do not include purchases included in accounts payable of $32,000, $0, and $24,000 for the respective periods or property acquired under capital lease transactions of $338,000, $0, and $55,000, respectively.

NOTE C -- DEBT

     The Company had a $2.5 million revolving bank line of credit, secured by eligible accounts receivable, bearing interest at the bank's prime rate plus one percent, or 9.5%, at December 31, 1995. The available credit under the line was increased to $5 million on March 1, 1996. The line, which expires April 1, 1996, is expected to be renewed for additional one year terms. There were no borrowings outstanding under the line of credit at December 31, 1994 and 1995.

     Total interest paid by the Company for all debt obligations, including interest associated with capital lease obligations, was $82,875, $130,253, and $16,860 during the years ended December 31, 1993, 1994, and 1995, respectively.

NOTE D -- LEASES

     The Company leases certain office facilities and equipment under lease agreements with original terms ranging from one to ten years that generally provide for one or more renewal options.

     Interest has been imputed on capital leases at rates of 6% to 12%. Accumulated amortization of assets recorded under capital leases totaled $741,805 and $1,000,565 at December 31, 1994 and 1995, respectively.
Amortization of leased assets is included in depreciation and amortization expense.

     Total rental expense under operating leases amounted to $1,362,161, $1,791,391, and $1,799,657 for the years ended December 31, 1993, 1994, and
1995, respectively. The Company is generally obligated to the lessors for its proportionate share of operating expenses of the leased premises. At December 31, 1995, future minimum lease payments under capital and operating leases with initial terms of one year or more are as follows:

                                                                    CAPITAL     OPERATING
                                                                    LEASES        LEASES
                                                                    -------     ----------
    Fiscal year ended December 31:
      1996........................................................  $63,878     $1,367,412
      1997........................................................   13,279      1,000,743
      1998........................................................    2,589        636,454
      1999........................................................       --        522,915
      2000........................................................       --        492,867
    Thereafter....................................................       --      1,092,158
                                                                    -------     ----------
              Total minimum payments..............................   79,746     $5,112,549
                                                                                 =========
      Less imputed interest.......................................    5,753
                                                                    -------
    Present value of minimum rental payments......................  $73,993
    Less current installments under capital lease obligations.....   58,501
                                                                    -------
    Obligations under capital leases excluding current
      installments................................................  $15,492
                                                                    =======

NOTE E -- INCOME TAXES

     The actual tax expense for the years ended December 31, 1993, 1994 and 1995, respectively, differs from the expected tax expense for those years (computed by applying the federal corporate tax rate of 34% to earnings before minority interest and equity in earnings of unconsolidated affiliate) as follows:

                                                        1993          1994          1995
                                                      ---------     ---------     ---------
    Computed expected tax expense (benefit).........    262,000      (798,000)      787,000
    Non-deductible expenses.........................      3,000        10,000        13,000
    Utilization of net operating loss
      carryforwards.................................   (265,000)           --      (800,000)
    Loss for which no benefit was provided..........         --       788,000            --
                                                      ---------     ---------     ---------
    Actual income tax expense.......................  $       0     $       0     $       0
                                                      =========     =========     =========

     The approximate tax effects of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

                                                                        DECEMBER 31
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Deferred tax assets:
      Net operating loss carryforwards........................  $ 2,955,000     $ 2,366,000
      Reserve for bad debts...................................      713,000         409,000
      Excess book depreciation/amortization...................      423,000         547,000
      Excess book expense accruals............................       92,000         152,000
      Other...................................................        8,000          41,000
                                                                -----------     -----------
    Total deferred assets.....................................    4,191,000       3,515,000
    Valuation allowance.......................................   (4,191,000)     (3,515,000)
                                                                -----------     -----------
    Net deferred tax assets...................................  $         0     $         0
                                                                ===========     ===========

     The amount of income that the Company may offset in future years by the net operating loss carryforwards incurred prior to an ownership change in 1990 will be limited, by the application of the Internal Revenue Code Section 382, to approximately $475,000 annually through the year 2005. The unused portion of the net operating losses may be carried forward and realized in future years subject to this limitation. The net operating loss carryforwards incurred subsequent to the October 31, 1990 ownership change are available to fully offset future earnings of the Company and expire in the years 2005 through 2009.

     As of December 31, 1995, the Company had available net operating loss carryforwards totaling approximately $7 million of which approximately $5.5 million are subject to certain annual limitations due to a change in ownership for tax purposes in 1990. The use of net operating loss carryforwards is also dependent upon future taxable income.

NOTE F -- COMMON STOCK, CONVERTIBLE PREFERRED STOCK, WARRANTS, AND OPTIONS

     Common Stock: On November 1, 1995, an amendment to the Company's charter was approved at a special meeting of shareholders decreasing the number of authorized shares from 60,000,000 shares, $.002 par value, to 30,000,000 shares, $.01 par value, with a corresponding reclassification to which each issued and outstanding share was reclassified, converted, and changed into one-fifth ( 1/5) of an issued and outstanding share. The amendment became effective November 2, 1995. The one-for-five reverse split resulted in the reduction of 27,948,332 outstanding shares of common stock. Accordingly, all references in the financial statements to weighted average shares outstanding, per share amounts and stock option plan data have been restated to reflect the reverse split.

     The Company has reserved 1,012,743 shares of its common stock for issuance upon the exercise of options or the conversion of Convertible Preferred Stock.

     On June 21, 1993, the Company issued 2,117,887 shares of common stock pursuant to a rights offering to its shareholders of record on March 12, 1993. Each shareholder as of that date was issued a nontransferable right to purchase one share of common stock for every ten shares owned. The purchase price was $2.75 per right, which was equal to 90% of the average closing price of the common stock for the ten trading days immediately prior to the record date. Seafield exercised 1,873,500 rights, its proportionate share. In addition, officers and directors of the Company exercised approximately 108,000 rights. Proceeds to the Company, net of offering expenses of $66,000, amounted to $5,758,000.

     Additionally, 130,000, 154,500, and 497,000 shares of common stock were issued pursuant to the exercise of warrants and employee stock options during the years ended December 31, 1993, 1994, and 1995, respectively. Proceeds to the Company amounted to $62,500, $73,937, and $1,021,300 for the respective periods.

     At December 31, 1995, Seafield's ownership interest in the Company was approximately 56%.

     Convertible Preferred Stock: The shares of Series A Convertible Preferred Stock have the following rights and restrictions: (a) a preference in the event of liquidation equal to $11.00 per share; (b) the right to convert into the number of shares of common stock equal to the stated value of shares surrendered $(11.00) divided by the conversion price of $60.00 -- subject to certain adjustments; (c) the right to receive dividends in the form of common stock at the rate of .011 share of common stock per annum per share payable annually each year commencing January 15, 1988; (d) the shares are redeemable at the Company's option at $11.00 per share; and (e) holders of the preferred stock will not be entitled to vote. The conversion price and common stock dividend rate have been adjusted for the effect of the one-for-five reverse split.

     During the years ended December 31, 1993, 1994, and 1995, 5,900, 1,235, and 500 shares of Series A Convertible Preferred Stock were converted into 5,407, 1,130, and 458 shares of common stock, respectively. As of December 31, 1995, 27,833 Convertible Preferred Stock shares remain outstanding.

     In October 1993, September 1994, and December 1995, the Board of Directors approved a common stock dividend of 1,612, 1,545, and 306 shares to the holders of the Series A Convertible Preferred Stock of record as of December 15, 1993, 1994, and 1995 that was paid January 1994, 1995, and 1996, respectively. The market value of the common stock distributed was approximately $3,000 at each period. The dividends have been reflected in the "Statement of Operations" and the weighted average number of common shares in the determination of net earnings (loss) to common stockholders and the earnings (loss) per common share calculations. The par value of the common stock distributed was charged to paid-in capital.

     Options: The 1985 Stock Option Plan (the "1985 Plan"), as amended in fiscal year 1988, allows for granting of incentive stock options, nonqualified stock options, and stock appreciation rights of up to 122,000 shares of common stock to eligible officers and key employees of the Company at an exercise price of not less than the fair market value of the common stock on the date of grant for an incentive stock option and not less than 85% of the fair market value of the common stock on the date of grant for a nonqualified stock option. The 1985 Plan expired during the current year; no additional shares are available for grant.

     A summary of transactions under the 1985 Plan is as follows:

                                                                  NUMBER OF       OPTION PRICE
                                                                   SHARES          PER SHARE
                                                                  ---------     ----------------
Outstanding at December 31, 1992 and December 31, 1993........      65,160      $1.875 - $23.75
  Granted.....................................................      14,600                11.875
  Exercised...................................................       3,900       1.875 -  11.875
  Expired or cancelled........................................         500                11.875
Outstanding at December 31, 1994..............................      75,360
  Exercised...................................................         560       1.875 -  11.875
  Expired or cancelled........................................         600                11.875
Outstanding at December 31, 1995..............................      74,200      $1.875 - $23.75

     At December 31, 1995, 65,820 shares were exercisable under the plan.

     The 1990 Nonqualified Stock Option Plan (the "1990 Plan"), as amended in 1995, allows for the granting of nonqualified stock options, up to 1,125,000 options, to eligible officers, directors, key employees, and consultants of the Company at an exercise price of not less than the market price of the common stock on the date of grant.

     A summary of transactions under the 1990 Plan is as follows:

                                                                NUMBER OF        OPTION PRICE
                                                                 SHARES           PER SHARE
                                                                ---------     ------------------
Outstanding at December 31, 1992..............................   255,700      $1.5625 - $23.75
  Granted.....................................................   335,800      10.00   -  18.125
  Exercised...................................................     2,000       2.50
  Expired or cancelled........................................   157,950      10.625  -  23.75
                                                                 -------
Outstanding at December 31, 1993..............................   431,550       1.5625 -  23.75
  Granted.....................................................   132,500       9.6875 -  13.4375
  Exercised...................................................     4,000       2.50
  Expired or cancelled........................................       500      23.75
                                                                 -------
Outstanding at December 31, 1994..............................   559,550
  Granted.....................................................   400,900       8.4375 -  16.875
  Exercised...................................................    12,800       1.5625 -  10.00
  Expired or cancelled........................................    14,210      10.00   -  13.75
                                                                 -------
Outstanding at December 31, 1995..............................   933,440      $1.5625 - $16.875
                                                                 =======

     At December 31, 1995, 396,210 shares were exercisable and 172,000 shares were available for future grant under the plan.

NOTE G -- BENEFIT PLAN

     The Company established a 401(k) Profit Sharing Plan (the "Plan") which allows qualifying employees electing membership to defer a portion of their income on a pretax basis through contributions to the Plan. For each dollar of employee contributions, the Company makes a discretionary percentage matching contribution to the Plan. In addition, eligible employees share in any additional discretionary contributions which are based upon the profitability of the Company. All contributions made by the Company are determined by the Company's Board of Directors. For the Plan year ended December 31, 1995, the approved matching percentage is twenty-five percent (25%) up to a maximum of $1,000 per employee. The expense recognized for the years ended December 31, 1993, 1994, and 1995 for Company contributions to the Plan totaled $40,885, $75,572, and $99,265, respectively.

NOTE H -- RELATED PARTY TRANSACTIONS

     The West Clinic: The Company's IMPACT(R) Center in Memphis, Tennessee is located adjacent to The West Clinic, P.C., a private practicing oncology group, of which the Company's Chairman is a shareholder. Arrangements exist between the Company and the West Clinic for providing space and other support services to the Company. During the years ended December 31, 1993, 1994, and 1995, the Company expensed $166,000, $108,000, and $59,000, respectively, relating to these arrangements. In addition, during the years ended December 31, 1993, 1994, and 1995, the Company recognized net revenue of $1,725,000, $2,026,000, and $3,032,000, respectively, for sales of pharmaceuticals to The West Clinic and, at December 31, 1994 and 1995, had a related accounts receivable balance of $281,000 and $636,000. The pricing policy with respect to sales of pharmaceuticals to the West Clinic is consistent with sales to physicians at other Centers.

NOTE I -- COMMITMENTS AND CONTINGENCIES

     With respect to professional and general liability risks, the Company currently maintains an insurance policy that provides coverage during the policy period ending August 1, 1996, on a claims-made basis, for $1,000,000 per claim in excess of the Company retaining $25,000 per claim, and $3,000,000 in the aggregate. Costs of defending claims are in addition to the limit of liability. In addition, the Company maintains a $50,000,000 umbrella policy with respect to potential general liability claims. Since inception, the Company has incurred no professional or general liability losses and as of December 31, 1995 the Company was not aware of any pending professional or general liability claims.

NOTE J -- INVESTMENT IN AFFILIATE

     The Company's wholly owned subsidiary, Response Tech Healthcare Corporation, was an equal partner with Advanced Oncology Services ("AOS"), a wholly owned subsidiary of another publicly traded company, Cancer Treatment Holdings, Inc. ("CTHI"), in IMPACT(R) Healthcare Services ("IHS" or the "Hollywood Center"). During the year ended December 31, 1993, the Company learned that CTHI and AOS had taken certain actions with respect to the operations of the partnership which, in the Company's belief, materially affected the profitability and ongoing operations of the partnership. The Company filed suit against CTHI and AOS with a binding settlement agreement reached during the year ended December 31, 1994 between the Company and CTHI and AOS. CTHI has relinquished its interest in the Hollywood Center to the Company. The Company's ownership of all of the assets and assumption of the operations of the Center became effective January 8, 1994.

     The Company received capital distributions of $189,000 for the year ended December 31, 1993.

     Beginning in 1994, the financial position and results of operations of the Hollywood Center are consolidated with the Company.

NOTE K -- SUBSEQUENT EVENT

     On January 2, 1996, the Company acquired the assets of, and entered into a long-term management services agreement with Oncology Hematology Group of South Florida, P.A. (the "Group"). The total consideration was approximately $12.1 million, approximately $5.3 million of which was paid in cash, approximately $6.0 million paid in the form of the Registrant's long-term unsecured interest-bearing amortizing promissory note and the balance being paid over 16 calendar quarters at the rate of $50,000 per quarter. The Group, consisting of nine physicians, is located on the campus of Baptist Hospital in Miami, Florida. Under the management services agreement, the Company receives a management fee to manage the non-medical aspects of the practice and to coordinate practice enhancement opportunities with the physicians. Improvements are expected through a professional focus on management and managed care relationships, economies of scale, and the addition of new services. The Group is the Company's first physician group under such a practice management relationship.

     As of February 15, 1996, the Company had announced the receipt of two additional non-binding letters of intent for physician practice management relationships, and that it was in early negotiations with several additional groups.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                   MARCH 31,       DECEMBER 31,
                                                                      1996             1995
                                                                  ------------     ------------
                                                                  (UNAUDITED)         (NOTE)
ASSETS
Current Assets:
  Cash and cash equivalents.....................................  $    483,191     $  4,204,558
  Short-term investments........................................       361,718          361,718
  Accounts receivable, less allowances for doubtful accounts of
     $1,899,384 and $2,079,788..................................    15,100,543       13,934,810
  Supplies......................................................     1,090,643        1,119,671
  Prepaid expenses..............................................       525,882          550,287
  Advances to affiliated physician group........................     3,112,552               --
  Other current assets..........................................     2,089,590          465,738
                                                                  ------------     ------------
          Total Current Assets..................................    22,764,119       20,636,782
Property and Equipment -- at cost, less allowances for
  depreciation and amortization of $6,904,986 and $6,235,730....     3,695,637        3,822,425
Other Assets:
  Deferred charges, less allowances for amortization of $94,222
     and $65,807................................................       325,733          186,528
  Intangible assets, less allowances for amortization of
     $66,550....................................................    11,656,558               --
  Other assets..................................................       176,805          119,436
                                                                  ------------     ------------
                                                                    12,159,096          306,064
                                                                  ------------     ------------
          Total Assets..........................................  $ 38,618,852     $ 24,765,271
                                                                  ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..............................................  $  5,696,496     $  3,690,937
  Accrued expenses and other liabilities........................     1,891,482        1,134,688
  Notes payable.................................................     3,607,711               --
  Capital lease obligations.....................................        57,622           58,501
  Current portion of long-term note and other liabilities.......       396,997               --
                                                                  ------------     ------------
          Total Current Liabilities.............................    11,650,308        4,884,126
Capital Lease Obligations.......................................            --           15,492
Long-Term Note and Other Liabilities............................     6,265,369               --
Minority Interest...............................................       261,425           23,056
Stockholders' Equity:
  Series A Convertible Preferred Stock, $1.00 par value,
     authorized 3,000,000 shares; issued and outstanding 27,833
     at each period end.........................................        27,833           27,833
  Common Stock, $.01 par value, authorized 30,000,000 shares;
     issued and outstanding 7,378,189 and 7,371,589 shares,
     respectively...............................................        73,782           73,716
  Paid-in capital...............................................    60,137,024       60,054,215
  Retained earnings (deficit)...................................   (39,796,889)     (40,313,167)
                                                                  ------------     ------------
                                                                    20,441,750       19,842,597
                                                                  ------------     ------------
          Total Liabilities and Stockholders' Equity............  $ 38,618,852     $ 24,765,271
                                                                  ============     ============

- ---------------
Note: The balance sheet at December 31, 1995 has been derived from the audited financial statements at that date.

                            See accompanying notes.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                        THREE MONTHS ENDED
                                                                    ---------------------------
                                                                     MARCH 31,       MARCH 31,
                                                                       1996            1995
                                                                    -----------     -----------
Net Revenue.....................................................    $13,340,885     $11,200,653
Other Income -- principally interest............................         16,729          50,714
                                                                    -----------     -----------
                                                                     13,357,614      11,251,367
Costs and Expenses
  Operating.....................................................     10,344,781       8,218,471
  General and administrative....................................      1,266,840       1,244,190
  Depreciation and amortization.................................        570,965         411,544
  Interest......................................................        192,281           3,850
  Provision for doubtful accounts...............................        372,100         545,103
                                                                    -----------     -----------
                                                                     12,746,967      10,423,158
                                                                    -----------     -----------
Earnings Before Minority Interest...............................    $   610,647     $   828,209
     Minority interest..........................................         94,369              --
                                                                    -----------     -----------
Net Earnings....................................................    $   516,278     $   828,209
                                                                    ===========     ===========
Net Earnings Per Common Share...................................    $      0.07     $      0.12
                                                                    ===========     ===========
Weighted Average Number of Common Shares........................      7,669,105       6,966,762
                                                                    ===========     ===========

                            See accompanying notes.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                                     --------------------------
                                                                      MARCH 31,      MARCH 31,
                                                                        1996            1995
                                                                     -----------     ----------
Net Cash Provided By Operating Activities........................    $ 1,656,596     $  669,802
Investing Activities
  Purchases of equipment.........................................       (218,095)      (308,628)
  Advances to affiliated physician group.........................     (3,112,552)            --
  Acquisition of non-medical assets of affiliated physician
     group.......................................................     (5,343,750)            --
                                                                     -----------     ----------
     Net Cash Used in Investing Activities.......................     (8,674,397)      (308,628)
Financing Activities
  Proceeds from the exercise of stock options....................         82,875         21,875
  Net proceeds from line of credit...............................      3,528,345             --
  Principal payments on notes payable............................       (298,415)            --
  Principal payments on capital lease obligations................        (16,371)       (61,030)
                                                                     -----------     ----------
     Net Cash Provided By (Used In) Financing Activities.........      3,296,434        (39,155)
                                                                     -----------     ----------
     Increase (Decrease) in Cash and Cash Equivalents............     (3,721,367)       322,019
  Cash and cash equivalents at beginning of period...............      4,204,558      2,922,266
                                                                     -----------     ----------
  Cash and Cash Equivalents at End of Period.....................    $   483,191     $3,244,285
                                                                     ===========     ==========

     Supplemental disclosures of cash flow information:

     Cash paid for interest was $171,735 and $3,850 for the periods ended March 31, 1996 and 1995, respectively.

     Non-Cash Investing and Financing Activities: During the quarter ended March 31, 1996, the Company acquired the assets of, and entered into a long-term management services agreement with Oncology Hematology Group of South Florida, P.A. (the "Group"). The total consideration was approximately $12.1 million, approximately $5.3 million of which was paid in cash, approximately $6.0 million was paid by delivery of the Company's long-term unsecured interest-bearing amortizing promissory note and the balance being paid over 16 calendar quarters at the rate of $50,000 per quarter.

                            See accompanying notes.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 1996
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Certain 1995 amounts have been reclassified for comparative purposes with no effect on net earnings. Operating results for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996. For further information, refer to the consolidated financial statements and footnotes thereto included in Response Oncology, Inc. and Subsidiaries' annual report on Form 10-K for the year ended December 31, 1995.

     Net Revenue: The following table is a summary of net revenue by source for the respective periods ended March 31. Patient services revenue is recorded net of contractual allowances and discounts. Practice management service fees from the Company's first practice management affiliation are paid pursuant to a management services agreement with the affiliated practice and are comprised of the clinic expense portion (which is aggregate practice expenses prior to physician expenses) and a fixed portion.

                                                                   1996            1995
                                                                -----------     -----------
    Patient Services Revenue..................................  $ 8,115,085     $ 8,564,501
    Pharmaceutical Sales to Physicians........................    3,222,145       2,367,153
    Practice Management Service Fees..........................    1,630,155              --
    Physician Investigator Studies............................      373,500         268,999
                                                                -----------     -----------
                                                                $13,340,885     $11,200,653

     Amortization: Intangible assets consist of the costs of purchasing management services agreements with physician practices. These costs are amortized over the initial noncancelable 40-year terms of the related management services agreements. The agreements are noncancelable except for performance defaults. In the event the Company terminates an agreement for cause, the practice and individual physicians are required to pay significant liquidated damages. The carrying value of the management services agreements is reviewed for impairment at the end of each reporting period.

     Net Earnings per Common Share: Net earnings per common share for the quarters ended March 31, 1996 and 1995 have been computed by dividing net earnings by the weighted average number of shares of common stock and common stock equivalents outstanding during the respective periods. Shares issuable pursuant to the conversion of the long-term note delivered by the Company in its first practice management affiliation would have been antidilutive in the period ended March 31, 1996. The weighted average number of common shares and net earnings per share for the period ended March 31, 1995 have been restated to reflect a one-for-five reverse split effected November 1, 1995.

NOTE 2 -- PARENT COMPANY

     Response Oncology, Inc. is a subsidiary of Seafield Capital Corporation ("Seafield").

     On February 10, 1995, Seafield announced its retention of a financial advisor to evaluate and recommend steps to enhance the value of Seafield to its shareholders. Any transaction pursued by Seafield will be likely to result in a significant change in the Company's ownership.

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES

NOTE 3 -- ACQUISITION

     On January 2, 1996, the Company acquired certain assets of, and entered into a long-term management services agreement with Oncology Hematology Group of South Florida, P.A. (the "Group"). The total consideration was approximately $12.1 million, approximately $5.3 million of which was paid in cash, approximately $6.0 million was paid by delivery of the Company's long-term unsecured interest-bearing amortizing promissory note and the balance being paid over 16 calendar quarters at the rate of $50,000 per quarter. The Group, consisting of nine physicians, is located on the campus of Baptist Hospital in Miami, Florida. Under the management services agreement, the Company receives a management fee to manage the non-medical aspects of the practice and to coordinate practice enhancement opportunities with the physicians.

NOTE 4 -- ADVANCES TO AFFILIATED PHYSICIAN GROUPS

     Pursuant to the management services agreement between the Company and the Group, the Company receives a management fee to manage the non-medical aspects of the Group's practice. The management fee earned during the quarter was included in Advances to Affiliated Physician Groups at March 31, 1996. In addition, the Company funded certain working capital needs of the Group which comprised the balance of the amount due from the Group at March 31, 1996. The Group repaid approximately $2,500,000 of the advances by May 1996.

NOTE 5 -- NOTES PAYABLE

     As of March 31, 1996, the Company had a $5,000,000 revolving bank line of credit, secured by eligible accounts receivable, bearing interest at the bank's prime rate plus one percent. Borrowings of $3,528,000 were outstanding under the line at March 31, 1996 at an interest rate of 9.25%. The current line expires June 1, 1996 and is subject to renewal at the bank's discretion.

NOTE 6 -- LONG-TERM NOTE AND OTHER LIABILITIES

     Long-term notes payable and other liabilities primarily consists of the Company's long-term unsecured amortizing promissory note bearing interest at 9% issued as partial consideration for the acquisition of certain assets of the Group. The quarterly payments of interest and principal under the long-term note may, at the election of the holders, be paid in shares of common stock of the Company based on a conversion price in excess of the market price at the closing date of the acquisition, or $17.50. The unpaid principal amount of the long-term note was $5,912,366 at March 31, 1996. The remaining balance is attributable to other acquisition related liabilities.

NOTE 7 -- COMMITMENTS AND CONTINGENCIES

     With respect to professional and general liability risks, the Company currently maintains an insurance policy that provides coverage during the policy period ending August 1, 1996, on a claims-made basis, for $1,000,000 per claim in excess of the Company retaining $25,000 per claim, and $3,000,000 in the aggregate. Costs of defending claims are in addition to the limit of liability. In addition, the Company maintains a $50,000,000 umbrella policy with respect to potential general liability claims. Since inception, the Company has incurred no professional or general liability losses and as of March 31, 1996, the Company was not aware of any material pending professional or general liability claims.

NOTE 8 -- SUBSEQUENT EVENTS

     Subsequent to March 31, 1996, the Company announced the completion of its second practice management affiliation with Knoxville Hematology Oncology Associates, a medical oncology and hematology

                    RESPONSE ONCOLOGY, INC. AND SUBSIDIARIES practice in Knoxville, Tennessee. In addition, two non-binding letters of intent for practice management affiliations have been signed.

     The Company also announced subsequent to March 31, 1996 that it had procured a $10 million loan from Seafield to be used to finance the practice management affiliation with Knoxville Hematology Oncology Associates. The loan has a maturity date of December 31, 1996, bears interest at the rate of prime plus 1%, is unsecured and, after August 1, 1996, is convertible at the option of Seafield into shares of Response common stock at a conversion price equal to the market price of the common stock at the time of conversion.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Oncology Hematology Group
  of South Florida, P.A.:

     We have audited the accompanying balance sheet of Oncology Hematology Group of South Florida, P.A. as of December 31, 1995, and the related statements of income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oncology Hematology Group of South Florida, P.A. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

March 12, 1996
Miami, Florida

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                                 BALANCE SHEET

                                                                                    DECEMBER
                                                                                      31,
                                                                                      1995
                                                                                   ----------
ASSETS
Current assets:
  Cash...........................................................................  $    3,042
  Accounts receivables, net of allowance for contractual adjustments and
     uncollectible amounts of $716,015...........................................   1,670,701
  Due from related parties.......................................................      15,365
  Prepaid expenses and other current assets......................................      73,149
                                                                                   ----------
          Total current assets...................................................   1,762,257
                                                                                   ----------
Property and equipment:
  Office equipment...............................................................     160,960
  Medical equipment..............................................................     163,413
                                                                                   ----------
                                                                                      324,373
  Less accumulated depreciation..................................................     193,256
                                                                                   ----------
                                                                                      131,117
Other assets.....................................................................       5,222
                                                                                   ----------
                                                                                   $1,898,596
                                                                                   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..............................................      98,435
  Due to bank....................................................................      88,709
  Accounts payable and accrued expenses..........................................     550,623
  Accrued payroll................................................................      20,900
  Payroll taxes payable..........................................................      11,103
  Profit-sharing contribution payable............................................      49,788
  Deferred income tax liability..................................................     354,300
                                                                                   ----------
          Total current liabilities..............................................   1,173,858
Long-term debt, less current portion.............................................     181,739
                                                                                   ----------
                                                                                    1,355,597
                                                                                   ----------
Shareholders' equity:
  Common stock, $1 par value. Authorized 5,000 shares; issued and
     outstanding 80 shares.......................................................          80
  Additional paid-in capital.....................................................      26,140
  Retained earnings..............................................................     516,779
                                                                                   ----------
                                                                                      542,999
Commitments and contingencies
                                                                                   ----------
                                                                                   $1,898,596
                                                                                   ==========

                See accompanying notes to financial statements.

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                              STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995

Net revenue......................................................................  $7,933,697
Expenses:
  Operating expenses.............................................................   7,395,423
  Depreciation and amortization..................................................     104,534
  Interest.......................................................................      24,485
                                                                                   ----------
                                                                                    7,524,442
                                                                                   ----------
          Income before income taxes.............................................     409,255
                                                                                   ----------
Income tax expense...............................................................     210,000
                                                                                   ----------
          Net income.............................................................  $  199,255
                                                                                    =========

                See accompanying notes to financial statements.

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                       STATEMENT OF SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                                 TOTAL
                                                      CAPITAL     ADDITIONAL      RETAINED   SHAREHOLDERS'
                                                       STOCK    PAID-IN CAPITAL   EARNINGS      EQUITY
                                                      -------   ---------------   --------   -------------
Balance, December 31, 1994..........................    $80              --        317,524       317,604
          Net income................................     --              --        199,255       199,255
          Capital contributions.....................     --          26,140             --        26,140
                                                      -------   ---------------   --------   -------------
Balance, December 31, 1995..........................    $80          26,140        516,779       542,999
                                                      =====      ==========       ========     =========

                See accompanying notes to financial statements.

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                            STATEMENT OF CASH FLOWS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

Cash flows from operating activities:
  Net income.....................................................................  $ 199,255
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation................................................................    104,534
     Deferred income taxes.......................................................    210,000
     Changes in operating assets and liabilities:
       Accounts receivables, net.................................................   (638,618)
       Prepaid expenses and other current assets.................................     10,427
       Due from related parties..................................................    (15,365)
       Other assets..............................................................     21,863
       Due to bank...............................................................     70,175
       Accounts payable and accrued expenses.....................................    106,445
       Accrued payroll...........................................................    (33,090)
       Payroll taxes payable.....................................................     11,103
       Profit-sharing contribution payable.......................................     49,788
                                                                                   ---------
          Net cash provided by operating activities..............................     96,517
                                                                                   ---------
Cash flows from investing activities:
  Expenditures for property and equipment........................................   (143,183)
                                                                                   ---------
          Net cash used in investing activities..................................   (143,183)
                                                                                   ---------
Cash flows from financing activities:
  Repayment of long-term debt....................................................    (87,592)
  Proceeds from the issuance of debt.............................................    134,769
                                                                                   ---------
          Net cash provided by financing activities..............................     47,177
                                                                                   ---------
          Net increase in cash...................................................        511
Cash, beginning of year..........................................................      2,531
                                                                                   ---------
Cash, end of year................................................................  $   3,042
                                                                                   =========
Supplemental disclosures of cash flow information:
  Cash paid during the year for interest.........................................  $  24,485
                                                                                   =========
  Contribution of additional paid-in capital through forgiveness of debt.........  $  26,140
                                                                                   =========

                See accompanying notes to financial statements.

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     Oncology Hematology Group of South Florida, P.A. (the Company) was incorporated on March 12, 1993 in the state of Florida. The Company is a medical group practice whose physicians specialize in providing services to patients with cancer.

  (b) Net Revenue

     Net revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates, and the differences are recorded as contractual allowance or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $2,297,000 for the year ended December 31, 1995.

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the normal course of providing healthcare services, the Company grants credit to patients, substantially all of whom are resident in the South Florida area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (for example, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

     The majority of the Company's net revenue is derived from third-party payment programs. At December 31, 1995, approximately 99 percent of total receivables consists of amounts due from Medicare (26 percent), Medicaid (2 percent), and various commercial plans (71 percent).

  (d) Property and Equipment

     Property and equipment are stated at cost. Depreciation for equipment is calculated using an accelerated depreciation method over the estimated useful lives of the assets, as follows:

                                                                            ESTIMATED
                                                                          USEFUL LIVES
                                                                     -----------------------
        Office equipment...........................................         5-7 years
        Medical equipment..........................................         5-7 years

       (e) Income Taxes

     The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109") at its inception in 1993. Under FAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  (f) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of patients' accounts receivable, due from related parties, current portion of long-term debt, due to bank, due to related parties, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments.

     The fair value of the Company's long-term debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

(3) LONG-TERM DEBT AND DUE TO BANK

     Long-term debt consists of the following:

    Dadeland Bank, interest is variable, (8.75% at December 31, 1995), due in monthly installments of $2,000 plus interest with the last payment P due in August 1998;
      collateralized by computer and medical equipment......................      $61,970
    Dadeland Bank, interest is variable, (8.75% at December 31, 1995), due in monthly installments of $2,778 plus interest with the last payment `
      due in October 1997; collateralized by computer and medical
      equipment.............................................................       61,111
    Dadeland Bank, 8%, due in monthly installments of $1,533 with the last
      payment due in April 1998; collateralized by computer equipment.......       37,907
    Dadeland Bank, 10%, due in monthly installments of $1,993 with the last
      payment due in February 1998; collateralized by medical equipment.....       46,186
    Baptist Medical Arts Building East Tower, Inc., 8%, due in monthly installments of $886 with the last payment due in December 2005;
      collateralized by furniture and equipment.............................       73,000
                                                                                ---------
                                                                                  280,174
    Less current portion....................................................       98,435
                                                                                ---------
                                                                                 $181,739
                                                                                 ========

     The maturities of long-term debt and due to bank are as follows:

           YEAR ENDED DECEMBER 31,             AMOUNT
    --------------------------------------    --------
    1996..................................    $ 98,435
    1997..................................      96,729
    1998..................................      28,185
    1999..................................       6,310
    2000..................................       6,834
    Thereafter through 2005...............      43,681
                                              --------
    Total.................................    $280,174
                                              ========

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     All debt to Dadeland Bank was paid off on February 21, 1996.

     Due to bank consists of amounts due to Dadeland Bank for checks written in excess of available cash balances totaling $88,709 as of December 31, 1995.

(4) EMPLOYEE BENEFIT PLANS

     Beginning in 1995 the Company maintains a 401(k) Profit Sharing Plan (the "Plan"), which covers substantially all employees. Employees who complete one year of service and attain age 21 may participate in the Plan. The Company's contributions to the Plan are discretionary. Eligible employees ratably vest in the Company's contribution over seven years. At December 31, 1995 the Company's discretionary contribution payable to the Plan is $49,788.

(5) INCOME TAXES

     Income tax expense attributed to income from continuing operations consists of:

                                                             CURRENT    DEFERRED    TOTAL
                                                             --------   --------   --------
    U.S. federal...........................................  $     --   $166,000   $166,000
    State and local........................................        --     44,000     44,000
                                                             --------   --------   --------
                                                             $     --   $210,000   $210,000
                                                             ========   ========   ========

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Income tax expense attributable to income from continuing operations was $210,000 for the year ended December 31, 1995, and differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following:

    Computed "expected" tax expense....................................  $139,000    34.0%
    Increase in income taxes resulting from:
      Changes in the beginning-of-the year balance of the valuation allowance for deferred tax assets allocated to income tax
         expense.......................................................    51,000    12.5%
      State and local income taxes, net of federal income tax
         benefit.......................................................    15,000     3.6%
      Other, net.......................................................     5,000     1.2%
                                                                         --------    ----
                                                                         $210,000    51.3%
                                                                         ========    ====

     The effect of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities at December 31, 1995, are as follows:

    Deferred tax assets:
      Depreciation...........................................................  $   7,700
      Accounts payable.......................................................    205,000
      Net operating loss.....................................................     54,000
      Accrued payroll........................................................      8,000
                                                                               ---------
         Total gross deferred taxes..........................................    274,700
      Less valuation allowance...............................................         --
                                                                               ---------
         Net deferred tax assets.............................................    274,700
                                                                               ---------
         Deferred tax liabilities:
      Accounts receivable....................................................   (629,000)
                                                                               ---------
         Total gross deferred tax liability..................................   (629,000)
                                                                               ---------
         Net deferred tax liability..........................................  $(354,300)
                                                                               =========

     Pursuant to FAS 109, a valuation allowance must be established if it is more likely than not that all or some portion of the deferred tax asset will not be realized. At December 31, 1995 no valuation allowance was recorded.

(6) COMMITMENTS AND CONTINGENCIES
  (a) Leases

     The Company, at December 31, 1995, maintained its office space in Baptist Medical Arts Building in Miami. Such space is subleased from a partnership owned by four physician shareholders who leased the space from an independent third party. The lease expires in 2005. Future minimum lease payments under the noncancelable operating lease (with initial or remaining lease terms in excess of one year) as of December 31, 1995 are as follows:

                           ONCOLOGY HEMATOLOGY GROUP
                             OF SOUTH FLORIDA, P.A.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

                 YEAR ENDED DECEMBER 31,        AMOUNT
               ---------------------------    ----------
               1996.......................    $  210,372
               1997.......................       210,372
               1998.......................       210,372
               1999.......................       210,372
               2000.......................       210,372
               Thereafter through 2005....       981,736
                                              ----------
               Total minimum lease
                 payments.................    $2,033,596
                                               =========

     Total rental expense for operating leases was $264,641 for the year ended December 31, 1995.

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995, there are no asserted claims against the Company, nor has the Company identified any incident which may have occurred but has yet to be identified under its incident reporting systems. Accordingly, the Company has made no accruals at December 31, 1995 for incurred but not reported claims.

(7) SUBSEQUENT EVENTS

     On January 2, 1996, the stock of the Company was acquired by Response Oncology, Inc. ("Response"). Simultaneous with the stock acquisition, the physicians moved their medical practice to a separate corporation and executed a service agreement whereby Response will provide the physicians with offices and facilities, equipment, supplies, support personnel, and management and financial advisory services. In return for providing the services, Response will receive service fees from the physician group.

                          INDEPENDENT AUDITORS' REPORT

The Partners
Knoxville Hematology Oncology Associates:

     We have audited the accompanying balance sheet of Knoxville Hematology Oncology Associates as of December 31, 1995, and the related statements of income, partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Knoxville Hematology Oncology Associates as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Nashville, Tennessee
March 22, 1996 except for Note 7
  which is as of April 15, 1996

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES

                                 BALANCE SHEETS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

                                                                     DECEMBER 31,     MARCH 31,
                                                                         1995            1996
                                                                     ------------     ----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash.............................................................   $   31,851      $  166,362
  Accounts receivable, less allowance for contractual adjustments and uncollectible amounts of $570,502 in 1995 and $505,345
     (unaudited) in 1996...........................................    1,128,993         998,657
  Supplies.........................................................      109,350         109,350
                                                                      ----------      ----------
          Total current assets.....................................    1,270,194       1,274,369
Property and equipment, at cost (notes 3 and 4)....................    2,350,593       2,477,603
Less accumulated depreciation......................................      720,024         779,124
                                                                      ----------      ----------
          Net property and equipment...............................    1,630,569       1,698,479
Other assets.......................................................        3,794              --
                                                                      ----------      ----------
                                                                      $2,904,557      $2,972,848
                                                                      ==========      ==========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses............................   $  264,405      $  245,001
  Current portion of long-term debt (note 4).......................    1,591,646       1,713,757
  Current portion of capital lease obligations (note 6)............       46,947          46,947
                                                                      ----------      ----------
          Total current liabilities................................    1,902,998       2,005,705
Long-term debt, less current portion (note 4)......................      221,605          23,131
Capital lease obligations, less current portion (note 6)...........       58,865          48,865
                                                                      ----------      ----------
          Total liabilities........................................    2,183,468       2,077,701
Partners' equity...................................................      721,089         895,147
                                                                      ----------      ----------
Commitments and contingencies (notes 5 and 6)
                                                                      $2,904,557      $2,972,848
                                                                      ==========      ==========

                See accompanying notes to financial statements.

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES

                              STATEMENTS OF INCOME
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
              THREE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)

                                                                         1995           1996
                                                                      ----------     ----------
                                                                                     (UNAUDITED)
Net patient service revenue.........................................  $6,712,255     $1,566,635
Other income........................................................     297,195         50,851
                                                                      ----------     ----------
                                                                       7,009,450      1,617,486
Expenses:
  Operating.........................................................   3,025,441        563,890
  General and administrative........................................   1,090,113        150,868
  Depreciation and amortization.....................................     237,622         59,100
  Interest and other................................................     244,629         23,328
                                                                      ----------     ----------
                                                                       4,597,805        797,186
                                                                      ----------     ----------
          Net income to partners....................................  $2,411,645     $  820,300
                                                                      ==========     ==========

                See accompanying notes to financial statements.

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES

                         STATEMENTS OF PARTNERS' EQUITY
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
              THREE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)

                                                                                    GENERAL
                                                                                   PARTNERS
                                                                                  -----------
Partners' equity, January 1, 1995...............................................  $   634,437
  Contributions from partners...................................................       15,100
  Distributions to partners.....................................................   (2,340,093)
  Net income to partners........................................................    2,411,645
                                                                                  -----------
Partners' equity, December 31, 1995.............................................      721,089
  Distributions to partners (unaudited).........................................     (646,242)
  Net income to partners (unaudited)............................................      820,300
                                                                                  -----------
Partners' equity, March 31, 1996 (unaudited)....................................  $   895,147
                                                                                  ===========

                See accompanying notes to financial statements.

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES

                            STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
              THREE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)

                                                                        1995            1996
                                                                     -----------     -----------
                                                                                     (UNAUDITED)
Cash flows from operating activities:
  Net income to partners...........................................  $ 2,411,645        820,300
  Adjustments to reconcile net income to partners to net cash provided by operating activities:
     Depreciation and amortization.................................      237,622         59,100
     Management fees...............................................       41,009             --
     Loss on sale of furniture, fixtures and equipment.............       19,674             --
     Changes in operating assets and liabilities:
       Accounts receivable.........................................       (4,014)       130,336
       Other assets................................................       (3,744)         3,794
       Accounts payable and accrued expenses.......................     (161,284)       (19,404)
                                                                     -----------      ---------
          Net cash provided by operating activities................    2,540,908        994,126
                                                                     -----------      ---------
Cash flows from investing activities-capital expenditures..........      (25,702)      (127,010)
                                                                     -----------      ---------
Cash flows from financing activities:
  Repayment of long-term debt......................................     (641,148)       (76,363)
  Proceeds from the issuance of debt...............................      520,000             --
  Principal payments on capital lease obligations..................      (38,917)       (10,000)
  Contributions from partners......................................       15,100             --
  Distributions to partners........................................   (2,340,093)      (646,242)
                                                                     -----------      ---------
     Net cash used in financing activities.........................   (2,485,058)      (732,605)
                                                                     -----------      ---------
Net increase in cash...............................................       30,148        134,511
Cash at beginning of the period....................................        1,703         31,851
                                                                     -----------      ---------
Cash at end of the period..........................................  $    31,851        166,362
                                                                     -----------      ---------
Supplemental Disclosures:
  Interest paid....................................................  $   146,110         23,328
                                                                     ===========      =========

1995 disclosures:

     The Company originated a $41,009 short-term note payable for management
fees incurred during the        year (note 3).
     The Company obtained a $33,059 note payable for the purchase of an automobile (note 3).
     The Company originated $127,857 in capital lease obligations for the purchase of equipment (note 5).

                See accompanying notes to financial statements.

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of March 31, 1996 and the statements of income, partners' equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by Knoxville Hematology Oncology Associates (the Company) and are unaudited. In the opinion of the company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three-month period ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     Knoxville Hematology Oncology Associates (the Company) was established on December 10, 1979 in the State of Tennessee and is a general partnership. The Company's four physician partners do not receive compensation from the Company other than partnership distributions. Distributions are based on the Company's operating results. The Company is a medical group practice whose physicians specialize in providing services to patients with cancer and/or blood diseases.

  (b) Net Patient Service Revenue

     Net patient service revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates and the differences are recorded as contractual allowances or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $3,030,000 for the year ended December 31, 1995 and approximately $707,200 (unaudited) for the three months ended March 31, 1996.

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the normal course of providing healthcare services, the Company grants credit to patients, substantially all of whom are resident in the Knoxville area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (for example, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies.

  (d) Supplies

     Supplies are recorded at the lower of cost (first-in, first-out) or market.

  (e) Property and Equipment

     Property and equipment are stated at cost. Furniture, fixtures and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES value at the inception of the lease. Leasehold improvements are amortized over the lesser of the asset's estimated life or the lease term. Furniture, fixtures and equipment held under capital leases are amortized on the straight-line method over the shorter of the respective lease term or estimated useful live of the asset.

     Depreciation for furniture, fixtures and equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                          ESTIMATED
                                                                         USEFUL LIVES
                                                                         ------------
          Furniture, fixtures and equipment............................     5-7 years
          Automobiles..................................................       5 years
          Leasehold improvements.......................................   11-14 years

  (f) Income Taxes

     No provision for income taxes has been made in the accompanying financial statements since, as a partnership, income and losses for income tax purposes are allocated to the partners for inclusion in their respective income tax returns.

  (g) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all asset and liability financial instruments approximate their estimated fair values at December 31, 1995. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(2) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995:

          Furniture, fixtures and equipment............................  $  520,705
          Automobiles..................................................     151,742
          Leasehold improvements.......................................   1,678,146
                                                                         ----------
                                                                          2,350,593
          Less accumulated depreciation................................     720,024
                                                                         ----------
                                                                         $1,630,569
                                                                         ==========

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES

(4) LONG-TERM DEBT

     Long-term debt consists of the following:

    Note payable, with interest at 7.625%, payable in monthly installments of $24,775 including interest, personally guaranteed by partners, final principal payment due March 1996................................  $ 1,195,997
    Note payable, with variable interest rate at prime plus  1/4%, (8.50% at
      December 31, 1995) interest payments monthly beginning February 1996 with principal payment due July 1996, personally guaranteed by
      partners..............................................................      200,000
    Note payable, with variable interest rate at prime plus  1/2%, (8.75% at
      December 31, 1995) interest payments monthly with principal payment
      due January 1997, personally guaranteed by partners...................      200,000
    Note payable, with variable interest rate at prime plus  1/2%, (8.75% at
      December 31, 1995) payable in monthly installments of $11,932 including interest, personally guaranteed by partners, final principal
      payment due January 1997..............................................      147,346
    Note payable at 5%, payable in monthly installments of $6,935 including interest, personally guaranteed by partners, final principal payment
      due June 1996.........................................................       41,009
    Non-interest bearing note payable, payable in monthly principal payments
      of $1,102, secured by automobile, final payment due October 1997......       23,131
    Note payable at 9%, payable in monthly installments of $1,000 with interest, personally guaranteed by partners, final principal payment
      due May 1996..........................................................        5,768
                                                                               ----------
      Total long-term debt..................................................    1,813,251
    Less current installments...............................................   (1,591,646)
                                                                               ----------
      Long-term debt excluding current installments.........................  $   221,605
                                                                               ==========

     Maturities of long-term debt as of December 31, 1995 are as follows:

    1996.....................................................................  $1,591,646
    1997.....................................................................     221,605
                                                                               ----------
                                                                               $1,813,251
                                                                               ==========

(5) EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) Profit Sharing Plan (the "Plan"), which covers substantially all employees. Employees who complete one year of service and attain age 21 may participate in the plan. The Company's contributions to the Plan are discretionary. Eligible employees ratably vest in the Company's contributions over six years. The Company's discretionary contribution for the year ended December 31, 1995 to the Plan was $15,000 and such amount is payable at December 31, 1995.

(6) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The partnership is obligated under various capital leases for laboratory and office equipment that expire at various dates within the next three years. The gross amount of capital leases included in furniture, fixtures and equipment for the year ended December 31, 1995 was $151,036, with related accumulated depreciation of $34,434.

                    KNOXVILLE HEMATOLOGY ONCOLOGY ASSOCIATES

     The partnership also has operating leases for equipment and office space. The office space lease is with a company in which the Company's physicians have an ownership interest. Total expense was approximately $150,000 for the year ended December 31, 1995.

     Future minimum lease payments under noncancelable operating leases and the present value of minimum capital lease payments as of December 31, 1995 are as follows:

                                                                    CAPITAL      OPERATING
                                                                     LEASES       LEASES
                                                                    --------     ---------
    Year ending:
      1996........................................................  $ 54,140       140,056
      1997........................................................    54,140       138,355
      1998........................................................     7,930       134,336
      1999........................................................        --       132,485
      2000........................................................        --       121,791
      2001 and following..........................................        --       525,071
                                                                    --------     ---------
                                                                     116,210     1,192,094
                                                                                 =========
    Less amount representing interest (at an 8.5% rate)...........   (10,398)
                                                                    --------
                                                                     105,812
    Less current installments of obligations under capital
      leases......................................................   (46,947)
                                                                    --------
    Obligations under capital leases excluding current
      installments................................................  $ 58,865
                                                                    ========

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995, there are no asserted claims against the Company, nor has the Company identified any incident which may have occurred but have yet to be identified under its incident reporting systems. Accordingly, the Company has made no accruals at December 31, 1995 for incurred but not reported claims.

  (c) Legal Matters

     The Company is involved in a dispute with an insurance company concerning alleged overpayment by the insurance company. No lawsuit has been filed. The Company is, however, attempting to negotiate a settlement and repay a portion of the $102,000 amount claimed. The Company has offered $80,000 as a settlement for the overpayment. This amount has been accrued in the accompanying financial statements.

     The Company is also involved in a civil action with a former partner in the partnership for damages and amounts allegedly owed by the Partnership to the former partner as a result of his termination. The former partner seeks damages not to exceed $300,000. The Company's position is that the former partner has been paid all sums to which he is entitled. The Company is vigorously defending the claim.

(7) SUBSEQUENT EVENTS

     On April 15, 1996, all outstanding partnership interests of the Company were acquired by Response Oncology, Inc. (Response). Simultaneous with the asset acquisition, the physicians moved their medical practice to a separate limited liability company and executed a service agreement whereby Response will provide the physicians with offices and facilities, equipment, supplies, support personnel, and management of financial advisory services. In turn for providing the services, Response will receive service fees from the physician group.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Jeffrey L. Paonessa, M.D., P.A.
  (d/b/a Paonessa and Peterson):

     We have audited the accompanying balance sheet of Jeffrey L. Paonessa, M.D., P.A. (d/b/a Paonessa and Peterson) as of December 31, 1995, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jeffrey L. Paonessa, M.D., P.A. (d/b/a Paonessa and Peterson) as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

St. Petersburg, Florida
June 4, 1996

                        JEFFREY L. PAONESSA, M.D., P.A.
                         (D/B/A PAONESSA AND PETERSON)

                                 BALANCE SHEETS

                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash...............................................................   $      965    $     9,998
  Accounts receivables, net of allowance for contractual adjustments and uncollectible amounts of $707,382 at December 31, 1995 and
     $964,348 at March 31, 1996 (unaudited)..........................      864,577      1,178,648
  Supplies...........................................................      181,500        139,631
  Due from related party (note 4)....................................      271,213        277,313
  Prepaid expenses...................................................        6,689          3,875
                                                                       ------------   -----------
          Total current assets.......................................    1,324,944      1,609,465
                                                                       ------------   -----------
Property and equipment:
  Furniture and fixtures.............................................      184,660        211,708
  Medical equipment..................................................      127,413        127,852
  Automobile.........................................................       40,000         40,000
                                                                       ------------   -----------
                                                                           352,073        379,560
  Less accumulated depreciation......................................      118,279        132,068
                                                                       ------------   -----------
          Net property and equipment.................................      233,794        247,492
                                                                       ------------   -----------
                                                                        $1,558,738    $ 1,856,957
                                                                        ==========      =========
                              LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................   $  337,711    $   212,986
  Accrued employee compensation......................................       58,690        101,772
                                                                       ------------   -----------
          Total current liabilities..................................      396,401        314,758
                                                                       ------------   -----------
Stockholder's equity:
  Common stock, $1 par value. Authorized 10,000 shares; issued and
     outstanding 1,000 shares........................................        1,000          1,000
  Retained earnings..................................................    1,161,337      1,541,199
                                                                       ------------   -----------
          Total stockholder's equity.................................    1,162,337      1,542,199
                                                                       ------------   -----------
Commitments and contingencies (notes 3 and 5)........................   $1,558,738    $ 1,856,957
                                                                        ==========      =========

                See accompanying notes to financial statements.

                        JEFFREY L. PAONESSA, M.D., P.A.
                         (D/B/A PAONESSA AND PETERSON)

                              STATEMENTS OF INCOME

                                                                                      THREE-MONTH
                                                                                        PERIOD
                                                                        YEAR ENDED    ENDED MARCH
                                                                       DECEMBER 31,       31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
Revenue:
  Net patient service revenue........................................   $7,896,188    $2,470,571
  Other income.......................................................       55,158        29,404
                                                                       ------------   -----------
          Total revenue..............................................    7,951,346     2,499,975
                                                                       ------------   -----------
Expenses:
  Operating..........................................................    4,374,291     1,356,487
  Depreciation.......................................................       40,359        13,789
  Other..............................................................      368,164       149,837
                                                                       ------------   -----------
                                                                         4,782,814     1,520,113
                                                                       ------------   -----------
          Net income.................................................   $3,168,532    $  979,862
                                                                        ==========    ==========

                See accompanying notes to financial statements.

                        JEFFREY L. PAONESSA, M.D., P.A.
                         (D/B/A PAONESSA AND PETERSON)

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                          TOTAL
                                                                COMMON    RETAINED    STOCKHOLDERS'
                                                                STOCK     EARNINGS       EQUITY
                                                                ------   ----------   -------------
Balance, December 31, 1994....................................  $1,000   $1,102,805    $  1,103,805
  Net income..................................................     --     3,168,532       3,168,532
  Stockholder distributions...................................     --    (3,110,000)     (3,110,000)
                                                                ------   ----------   -------------
Balance, December 31, 1995....................................  1,000     1,161,337       1,162,337
  Net income (unaudited)......................................     --       979,862         979,862
  Stockholder distributions (unaudited).......................     --      (600,000)       (600,000)
                                                                ------   ----------   -------------
Balance, March 31, 1996 (unaudited)...........................  $1,000   $1,541,199    $  1,542,199
                                                                ======    =========       =========

                See accompanying notes to financial statements.

                        JEFFREY L. PAONESSA, M.D., P.A.
                         (D/B/A PAONESSA AND PETERSON)

                            STATEMENTS OF CASH FLOWS

                                                                                      THREE-MONTH
                                                                                        PERIOD
                                                                        YEAR ENDED       ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................................   $3,168,532    $   979,862
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation....................................................       40,359         13,789
     Changes in operating assets and liabilities:
       Accounts receivables, net.....................................     (101,908)      (314,071)
       Supplies......................................................        5,530         41,869
       Prepaid expenses..............................................      (52,997)         2,814
       Accounts payable and accrued expenses.........................      226,832       (124,725)
       Accrued employee compensation.................................        5,975         43,082
                                                                       ------------   -----------
          Net cash provided by operating activities..................    3,292,323        642,620
                                                                       ------------   -----------
Cash flows from investing activities:
  Expenditures for property and equipment............................     (145,616)       (27,487)
  Due from related party.............................................      (48,438)        (6,100)
                                                                       ------------   -----------
          Net cash used in investing activities......................     (194,054)       (33,587)
                                                                       ------------   -----------
Cash flows from financing activity -- Stockholder distributions......   (3,110,000)      (600,000)
                                                                       ------------   -----------
          Net increase (decrease) in cash............................      (11,731)         9,033
Cash, beginning of year..............................................       12,696            965
                                                                       ------------   -----------
Cash, end of year....................................................   $      965    $     9,998
                                                                        ==========      =========

                See accompanying notes to financial statements.

                        JEFFREY L. PAONESSA, M.D., P.A.
                         (D/B/A PAONESSA AND PETERSON)

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of March 31, 1996 and the related statements of income, shareholder's equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by Jeffrey L. Paonessa, M.D., P.A. (d/b/a Paonessa and Peterson) (the "Company") and are unaudited. In the opinion of the Company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     The Company was incorporated on April 11, 1991 in the state of Florida. The Company is a medical group practice whose physicians specialize in providing services, including drug therapy, to patients with cancer.

  (b) Net Revenue

     Net revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates, and the differences are recorded as contractual allowance or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $6,200,000 for the year ended December 31, 1995 and $1,750,000 for the three-month period ended March 31, 1996 (unaudited).

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the normal course of providing healthcare services, the Company grants credit to patients, substantially all of whom are resident in the Tampa Bay area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (for example, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

     The majority of the Company's net revenue and receivables is from third-party payment programs. As of December 31, 1995 and March 31, 1996 (unaudited), approximately 98 percent of total revenue and receivables consists of amounts from Medicare (38 percent) and various commercial plans (60 percent).

  (d) Supplies

     Inventories of supplies consists of pharmaceuticals and medications which are stated at the lower of cost or market on a first-in, first-out basis.

                        JEFFREY L. PAONESSA, M.D., P.A.
                         (D/B/A PAONESSA AND PETERSON)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation for equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                                 ESTIMATED
                                                                                USEFUL LIVES
                                                                                ------------
    Office equipment..........................................................    7 years
    Medical equipment.........................................................   5-7 years
    Automobile................................................................    5 years

  (f) Stockholder Distribution

     Stockholder distributions are paid and recorded on a monthly basis as available cash flow permits.

  (g) Income Taxes

     The Company has elected to be treated as an S-Corporation under the regulations of the Internal Revenue Code. Under the S-selection, items of revenue and expense are passed directly to the stockholder. Accordingly, income tax expense is not reflected in the financial statements.

  (h) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of patients' accounts receivable, due from related party, accounts payable, and accrued expenses, and accrued employee compensation approximate fair value because of the short maturity of those instruments.

(3) EMPLOYEE BENEFIT PLANS

     Effective July 15, 1995 the Company adopted a 401(k) Profit Sharing Plan (the "Plan"), which covers substantially all employees. Employees who complete one year of service and attain age 21 may participate in the Plan. The Company's contributions to the Plan are discretionary and include separate components for annual profit sharing and matching of employee salary deferrals. For the year ended December 31, 1995 and the three-month period ended March 31, 1996 (unaudited), the Company's expense under the Plan was $26,808 and $7,805, respectively.

(4) DUE FROM RELATED PARTY

     The Company has amounts due from an entity owned by a relative of the stockholder. The amounts due are evidenced through a secured promissory note bearing interest at 9% which is payable monthly through April 1, 2003. It is the intention of the Company and the debtor that the note will be collected in connection with the reorganization prior to the sale (note 6), accordingly, the note and accrued interest are reflected as current assets. Interest income recognized amounted to $21,000 for the year ended December 31, 1995 and $6,100 for the three-month period ended March 31, 1996 (unaudited).

                        JEFFREY L. PAONESSA, M.D., P.A.
                         (D/B/A PAONESSA AND PETERSON)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     During 1995, the Company purchased an automobile from the stockholder with a cost of $40,000. The Company believes the purchase price was consistent with that which would be available from an unrelated third party.

(5) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company is obligated under noncancelable operating leases for office space and an automobile. Future minimum lease payments under the noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1995 are as follows:

                                    YEAR ENDED
                                   DECEMBER 31,                                  AMOUNT
    --------------------------------------------------------------------------  --------
    1996......................................................................  $ 95,660
    1997......................................................................    98,010
    1998......................................................................    96,250
    1999......................................................................    83,020
                                                                                --------
    Total minimum lease payments..............................................  $372,940
                                                                                ========

     Total rental expense for operating leases was $104,620 for the year ended December 31, 1995 and $28,134 for the three-month period ended March 31, 1996 (unaudited).

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis at $1,000,000 per claim and $3,000,000 in the aggregate. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995 and March 31, 1996 (unaudited), there are no asserted claims against the Company, nor is the Company aware of any incident that would result in a loss in excess of their insurance coverage. Accordingly, the Company has made no accruals at December 31, 1995 and March 31, 1996 (unaudited) for incurred, but not reported, claims.

  (c) Employment Contract

     The Company is obligated under an employment contract with a physician that extends through September 30, 1999. Minimum compensation to the physician in 1996 under the employment contract is $180,000. Compensation levels under the employment contract subsequent to 1996 is based on a percentage of accounts receivable collections.

(6) SUBSEQUENT EVENTS

     On May 7, 1996, the Company entered into a letter of intent for the sale of all issued and outstanding common stock to Response Oncology, Inc. ("Response"). Under the terms of the letter of intent, prior to such sale, a reorganization will be executed whereby certain assets will be excluded from the purchase.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rymer, Zaravinos and Faig, M.D., P.A.:
(d/b/a Southeast Florida Hematology Oncology Group)

     We have audited the accompanying balance sheet of Rymer, Zaravinos and Faig, M.D., P.A. (d/b/a Southeast Florida Hematology Oncology Group) as of January 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rymer, Zaravinos and Faig, M.D., P.A. (d/b/a Southeast Florida Hematology Oncology Group) as of January 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Miami, Florida
June 14, 1996

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                                 BALANCE SHEETS

                                                                         JANUARY 31,    APRIL 30,
                                                                            1996          1996
                                                                         -----------   -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Cash.................................................................   $ 111,737    $   138,658
  Accounts receivable, net of allowance for contractual adjustments and uncollectible amounts of $932,000 at January 31, 1996, and
     $913,000 (unaudited) at April 30, 1996............................     664,966        770,345
  Supplies.............................................................     128,836         60,817
  Prepaid expenses.....................................................      19,960         26,557
  Deposits.............................................................      17,430         17,430
                                                                         -----------   -----------
          Total current assets.........................................     942,929      1,013,807
                                                                         -----------   -----------
Furniture and equipment:
  Furniture and fixtures...............................................     154,724        156,414
  Medical equipment....................................................      96,026         96,026
  Transportation equipment.............................................      38,546         38,546
                                                                         -----------   -----------
                                                                            289,296        290,986
  Less accumulated depreciation........................................     268,079        270,588
                                                                         -----------   -----------
          Net furniture and equipment..................................      21,217         20,398
                                                                         -----------   -----------
                                                                          $ 964,146    $ 1,034,205
                                                                           ========      =========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses................................   $ 326,089    $   474,646
  Accrued employee compensation........................................      60,189          4,362
  Notes payable........................................................     250,000        184,065
  Due to officers......................................................       7,730            499
  Income taxes payable.................................................                     58,574
  Deferred income taxes................................................      69,386         30,117
                                                                         -----------   -----------
          Total current liabilities....................................     713,394        752,263
                                                                         -----------   -----------
Stockholders' equity:
  Common stock, $1 par value per share; Class A, 1 share authorized
     and issued........................................................           1              1
  Common stock, $1 par value per share; Class B, 500 shares authorized
     and issued........................................................         500            500
  Retained earnings....................................................     250,251        281,441
                                                                         -----------   -----------
          Total stockholders' equity...................................     250,752        281,942
Commitments and contingencies
                                                                         -----------   -----------
                                                                          $ 964,146    $ 1,034,205
                                                                           ========      =========

                See accompanying notes to financial statements.

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                            STATEMENTS OF OPERATIONS

                                                                                     FOR THE THREE-
                                                                       YEAR ENDED     MONTH PERIOD
                                                                       JANUARY 31,    ENDED APRIL
                                                                          1996          30, 1996
                                                                       -----------   --------------
                                                                                      (UNAUDITED)
Net patient revenue..................................................  $ 4,737,546     $1,122,266
Expenses:
  Supplies...........................................................    1,327,112        406,517
  Operating..........................................................    2,397,336        518,795
  Salaries and benefits..............................................      867,092        143,950
  Depreciation.......................................................       14,065          2,509
                                                                       -----------   --------------
                                                                         4,605,605      1,071,771
                                                                       -----------   --------------
          Income before income taxes.................................      131,941         50,495
Provision for income taxes...........................................       52,237         19,305
                                                                       -----------   --------------
          Net income.................................................  $    79,704     $   31,190
                                                                         =========     ==========

                See accompanying notes to financial statements.

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                         TOTAL
                                                                 COMMON   RETAINED   STOCKHOLDERS'
                                                                 STOCK    EARNINGS      EQUITY
                                                                 ------   --------   -------------
Balances, January 31, 1995.....................................   $501    $170,547     $ 171,048
          Net income...........................................     --      79,704        79,704
                                                                 ------   --------   -------------
Balances, January 31, 1996.....................................    501     250,251       250,752
          Net income (unaudited)...............................     --      31,190        31,190
                                                                 ------   --------   -------------
Balances, April 30, 1996 (unaudited)...........................   $501    $281,441     $ 281,942
                                                                 ======   ========     =========

                See accompanying notes to financial statements.

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                            STATEMENTS OF CASH FLOWS

                                                                                      FOR THE THREE-
                                                                        YEAR ENDED     MONTH PERIOD
                                                                        JANUARY 31,    ENDED APRIL
                                                                           1996          30, 1996
                                                                        -----------   --------------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................................   $   79,704     $   31,190
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.....................................................       14,065          2,509
     Changes in operating assets and liabilities:
       Accounts receivables, net......................................      136,587       (105,379)
       Supplies.......................................................       13,234         68,019
       Deferred income taxes..........................................       29,939        (39,269)
       Prepaid expenses...............................................        1,056         (6,597)
       Accounts payable and accrued expenses..........................     (361,065)       148,557
       Income taxes payable...........................................           --         58,574
       Accrued employee compensation..................................      (48,830)       (55,827)
                                                                        -----------   --------------
          Net cash provided by (used in) operating activities.........     (135,310)       101,777
                                                                        -----------   --------------
Cash flows from investing activity:
  Expenditures for furniture and equipment............................       (1,063)        (1,690)
                                                                        -----------   --------------
          Net cash used in investing activity.........................       (1,063)        (1,690)
                                                                        -----------   --------------
Cash flows from financing activities:
  Repayment of notes payable..........................................      (60,000)       (65,935)
  Proceeds from notes payable.........................................      250,000             --
  Repayment of debt -- officers.......................................      (19,837)        (7,231)
                                                                        -----------   --------------
          Net cash provided by (used in) financing activities.........      170,163        (73,166)
                                                                        -----------   --------------
          Net increase in cash........................................       33,790         26,921
Cash, beginning.......................................................       77,947        111,737
                                                                        -----------   --------------
Cash, end.............................................................   $  111,737     $  138,658
                                                                          =========     ==========
Supplemental disclosure of cash flow information:
  Cash payments for interest..........................................   $    2,550     $    4,430
                                                                          =========     ==========
  Cash payments for taxes.............................................   $   22,298     $       --
                                                                          =========     ==========

                See accompanying notes to financial statements.

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                         NOTES TO FINANCIAL STATEMENTS

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of April 30, 1996 and the related statements of operations, shareholders' equity and cash flows for the three-month period ended April 30, 1996 (1996 interim financial information) have been prepared by Rymer, Zaravinos and Faig, M.D., P.A. (d/b/a Southeast Florida Hematology -- Oncology Group) (the "Company") and are unaudited. In the opinion of the Company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's January 31, 1996 audited financial statements appearing herein. The results for the three months ended April 30, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     The Company was incorporated on May 21, 1979 in the state of Florida. The Company is a medical group practice whose physicians specialize in providing services to patients with cancer.

  (b) Net Revenue

     Net revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates, and the differences are recorded as contractual allowance or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $2,000,000 for the year ended January 31, 1996 and $632,000 for the three-month period ended April 30, 1996 (unaudited).

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the normal course of providing healthcare services, the Company grants credit to patients, substantially all of whom are resident in the south Florida area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (for example, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

     The majority of the Company's net revenue and receivables is from third-party payment programs. At January 31, 1995, approximately 97 percent of total revenue and receivables consists of amounts from Medicare (26 percent), various commercial plans (37 percent) and private pay patients (34 percent).

  (d) Supplies

     Supplies consists of pharmaceuticals and medications which are stated at the lower of cost or market on a first-in, first-out basis.

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation for equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                           ESTIMATED
                                                                          USEFUL LIVES
                                                                          ------------
          Furniture and fixtures........................................      7 years
          Medical equipment.............................................    5-7 years
          Transportation equipment......................................      5 years

  (f) Income Taxes

     The Company accounts for income taxes under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying accounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of patients' accounts receivable, investments, accounts payable, notes payable, accrued expenses and accrued employee compensation approximate fair value because of the short maturity of these instruments.

(3) EMPLOYEE BENEFIT PLANS

     The Company has a Qualified Defined Contribution Pension and A Profit Sharing Plan, which covers substantially all employees. Employees become eligible to participate in the plans after one year of full service and have attained the age of 21 years. Under the Defined Contribution Plan, the Company, for each plan year, contributes an amount equal to 8 percent of each participants annual compensation, and 5.7 percent of the participants excess compensation as defined by the plan agreement. Total company contributions for year ended January 31, 1996 and the three-month period ended April 30, 1996 (unaudited) were $88,000 and $-0-, respectively.

     The contributions to the Profit Sharing Plan are discretionary, which are established by the board of directors. For the year ended January 31, 1996 and the three-month period ended April 30, 1996 (unaudited) the Company did not make any contributions to the Plan.

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(4) NOTE PAYABLE

     The note payable to bank bears interest at a rate of prime plus 1.650 percent and becomes due in January of 1997. The note is secured by the Company's deposits and bank accounts serviced by the lender.

(5) INCOME TAXES

     Income tax expense for the year ended January 31, 1996 and the three-month period ended April 30, 1996 is summarized as follows:

                                                                     JANUARY 31,    APRIL 30,
                                                                        1996          1996
                                                                     -----------   -----------
                                                                                   (UNAUDITED)
    Current:
      Federal......................................................    $19,585      $  50,472
      State........................................................      2,713          8,102
                                                                     -----------   -----------
                                                                        22,298         58,574
                                                                     -----------   -----------
    Deferred:
      Federal......................................................     25,577        (35,634)
      State........................................................      4,362         (3,635)
                                                                     -----------   -----------
                                                                        29,939        (39,269)
                                                                     -----------   -----------
                                                                       $52,237      $  19,305
                                                                      ========      =========

     A reconciliation of the effective income tax rate for the year ended January 31, 1996 and the three-month period ended April 30, 1996 is as follows:

                                                                     JANUARY 31,    APRIL 30,
                                                                        1996          1996
                                                                     -----------   -----------
                                                                                   (UNAUDITED)
    Computed "expected" tax expense (benefit)......................     35.00         35.00
    State income tax, net of federal benefit.......................      3.44          3.23
                                                                     -----------   -----------
              Total................................................     38.44         38.23
                                                                     ========      =========

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities for the year ended January 31, 1996 and the three-month period ended April 30, 1996 are as follows:

                                                                     JANUARY 31,    APRIL 30,
                                                                        1996          1996
                                                                     -----------   -----------
                                                                                   (UNAUDITED)
    Deferred tax liabilities:
      Revenue and expenses recognized for financial reporting
         purposes in a different period than for income tax
         purposes..................................................    $69,386       $30,117
                                                                      ========     =========

(6) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company leases its operating facilities and certain transportation equipment on a month-to-month basis.

                     RYMER, ZARAVINOS AND FAIG, M.D., P.A.
              (D/B/A SOUTHEAST FLORIDA HEMATOLOGY ONCOLOGY GROUP)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Total rental expense for operating leases was $68,194 for the year ended January 31, 1996 and $14,813 for the three-month period ended April 30, 1996 (unaudited).

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis at $500,000 per claim and $1,500,000 in the aggregate. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At January 31, 1996 there are no asserted claims against the Company, nor has the Company identified any incident which may have occurred but has yet to be identified under its incident reporting systems. Accordingly, the Company has made no accruals at January 31, 1996 and April 31, 1996 (unaudited) for incurred, but not reported, claims.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Rosenberg and Kalman, M.D., P.A.:

     We have audited the accompanying balance sheet of Rosenberg and Kalman, M.D., P.A. as of December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rosenberg and Kalman, M.D., P.A. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Miami, Florida
June 7, 1996

                        ROSENBERG AND KALMAN, M.D., P.A.

                                 BALANCE SHEETS

                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
ASSETS
Current assets:
  Cash...............................................................    $    744     $    37,506
  Accounts receivable, net of allowance for contractual adjustments and uncollectible amounts of $534,000 and $320,000 in 1995 and
     in 1996 (unaudited), respectively...............................     536,069         763,137
  Supplies...........................................................     122,701          97,621
  Prepaid expenses...................................................      42,058          43,455
                                                                       ------------   -----------
          Total current assets.......................................     701,572         941,719
                                                                       ------------   -----------
Furniture and equipment:
  Furniture and fixtures.............................................     183,097         183,097
  Medical equipment..................................................      78,460          78,460
  Transportation equipment...........................................      35,841          35,841
                                                                       ------------   -----------
                                                                          297,398         297,398
  Less accumulated depreciation......................................     219,920         225,182
                                                                       ------------   -----------
     Net furniture and equipment.....................................      77,478          72,216
Deferred income taxes................................................      10,188              --
Other assets.........................................................       7,049           7,049
                                                                       ------------   -----------
                                                                         $796,287     $ 1,020,984
                                                                       ==========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................    $671,076     $   280,084
  Accrued employee compensation......................................      25,222          15,218
  Current portion of long-term debt..................................       9,990          10,364
  Income taxes payable...............................................          --           8,783
                                                                       ------------   -----------
          Total current liabilities..................................     706,288         314,449
                                                                       ------------   -----------
Long-term debt.......................................................      19,981          18,138
Deferred income taxes................................................          --         226,243
Stockholders' equity:
  Common stock, $1 par value. Authorized 1,000 shares; issued and
     outstanding 100 shares..........................................         100             100
  Retained earnings..................................................      69,918         462,054
                                                                       ------------   -----------
          Total stockholders' equity.................................      70,018         462,154
Commitments and contingencies
                                                                       ------------   -----------
                                                                         $796,287     $ 1,020,984
                                                                       ==========       =========

                See accompanying notes to financial statements.

                        ROSENBERG AND KALMAN, M.D., P.A.

                            STATEMENTS OF OPERATIONS

                                                                                        FOR THE
                                                                                      THREE-MONTH
                                                                        YEAR ENDED    PERIOD ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                      (UNAUDITED)
Net patient service revenue..........................................   $4,196,802     $ 1,298,572
Expenses:
  Operating..........................................................    4,160,583         582,302
  Depreciation.......................................................       22,807           5,262
  Other..............................................................      330,794          73,658
                                                                       ------------   ------------
                                                                         4,514,184         661,222
                                                                       ------------   ------------
          Income (loss) before income taxes..........................     (317,382)        637,350
Income tax provision (benefit).......................................     (113,092)        245,214
                                                                       ------------   ------------
          Net income (loss)..........................................   $ (204,290)    $   392,136
                                                                        ==========       =========

                See accompanying notes to financial statements.

                        ROSENBERG AND KALMAN, M.D., P.A.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         TOTAL
                                                                COMMON   RETAINED    STOCKHOLDERS'
                                                                STOCK    EARNINGS       EQUITY
                                                                ------   ---------   -------------
Balances, December 31, 1994...................................   $100    $ 274,208     $ 274,308
          Net loss............................................     --     (204,290)     (204,290)
                                                                ------   ---------   -------------
Balances, December 31, 1995...................................    100       69,918        70,018
          Net income (unaudited)..............................     --      392,136       392,136
                                                                ------   ---------   -------------
Balances, March 31, 1996 (unaudited)..........................   $100    $ 462,054     $ 462,154
                                                                ======   =========     =========

                See accompanying notes to financial statements.

                        ROSENBERG AND KALMAN, M.D., P.A.

                            STATEMENTS OF CASH FLOWS

                                                                                         FOR THE
                                                                                       THREE-MONTH
                                                                         YEAR ENDED    PERIOD ENDED
                                                                        DECEMBER 31,    MARCH 31,
                                                                            1995           1996
                                                                        ------------   ------------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...................................................   $ (204,290)    $  392,136
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.....................................................       22,807          5,262
     Loss on disposition of operating asset...........................       10,372             --
     Deferred income taxes............................................     (130,340)       236,431
     Changes in operating assets and liabilities:
       Accounts receivable, net.......................................     (152,152)      (227,068)
       Supplies.......................................................       (3,197)        25,080
       Prepaid expenses...............................................      (13,069)        (1,397)
       Accounts payable and accrued expenses..........................      473,217       (390,992)
       Income tax payable.............................................           --          8,783
       Accrued employee compensation..................................        3,906        (10,004)
                                                                        ------------   ------------
          Net cash provided by operating activities...................        7,254         38,231
                                                                        ------------   ------------
Cash flows from investing activities:
  Expenditures for furniture and equipment............................       (5,870)            --
  Proceeds from sale of investments...................................        2,282             --
                                                                        ------------   ------------
          Net cash used in investing activities.......................       (3,588)            --
                                                                        ------------   ------------
Cash flows from financing activity:
  Repayment of debt...................................................       (6,189)        (1,469)
                                                                        ------------   ------------
          Net cash used in financing activity.........................       (6,189)        (1,469)
                                                                        ------------   ------------
          Net increase (decrease) in cash.............................       (2,523)        36,762
Cash at beginning of period...........................................        3,267            744
                                                                        ------------   ------------
Cash at end of period.................................................   $      744     $   37,506
                                                                         ==========      =========
Supplemental disclosure of cash flow information:
  Cash payments for interest..........................................   $    3,203     $      430
                                                                         ==========      =========
  Cash payments for taxes.............................................   $   34,635     $    1,954
                                                                         ==========      =========
Supplemental schedule of noncash investing and financing activities:
  Acquisition of automobile...........................................   $   35,841     $       --
                                                                         ==========      =========
  Borrowings incurred in connection with acquisition of automobile....   $   29,971     $       --
                                                                         ==========      =========

                See accompanying notes to financial statements.

                        ROSENBERG AND KALMAN, M.D., P.A.

                         NOTES TO FINANCIAL STATEMENTS

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of March 31, 1996 and the related statements of operations, shareholders' equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by Rosenberg and Kalman, M.D., P.A. (the "Company") and are unaudited. In the opinion of the Company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     The Company was incorporated on November 24, 1982 in the state of Florida. The Company is a medical group practice whose physicians specialize in providing services to patients with cancer.

  (b) Net Revenue

     Net revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates, and the differences are recorded as contractual allowances or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $1,100,000 for the year ended December 31, 1995 and $242,000 for the three-month period ended March 31, 1996 (unaudited).

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the normal course of providing health care services, the Company grants credit to patients, substantially all of whom are residents of the South Florida area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (such as, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

     The majority of the Company's net revenue and receivables is from third-party payment programs. At December 31, 1995, approximately 97 percent of total revenue and receivables consists of amounts from Medicare (26 percent), various commercial plans (37 percent) and private pay patients (34 percent).

  (d) Supplies

     Supplies consist of pharmaceuticals and medications which are stated at the lower of cost or market on a first-in, first-out basis.

                        ROSENBERG AND KALMAN, M.D., P.A.

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation for equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                           ESTIMATED
                                                                          USEFUL LIVES
                                                                          ------------
          Office equipment..............................................      7 years
          Medical equipment.............................................    5-7 years
          Transportation equipment......................................      5 years

  (f) Income Taxes

     The Company accounts for income taxes under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of patients' accounts receivable, investments, accounts payable, notes payable, accrued expenses and accrued employee compensation approximate fair value because of the short maturity of these instruments.

(3) EMPLOYEE BENEFIT PLANS

     The Company has a Qualified Pension and Profit Sharing Plan (the "Plan"), which covers substantially all employees. Employees who complete one year of service and attain age 21 may participate in the Plan. The Company's contributions to the Plan are discretionary and include separate components for annual profit-sharing and retirement benefits. For the year ended December 31, 1995 and the three-month period ended March 31, 1996 (unaudited), the Company did not make any contributions to the Plan.

                        ROSENBERG AND KALMAN, M.D., P.A.

(4) DEBT

     Long-term obligation consists of the following:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Chase Automotive Finance interest is fixed at 8.5% per annum, due in monthly installments including interest, due December
      27, 1998....................................................    $ 29,971      $  28,502
    Less current portion..........................................      (9,990)       (10,364)
                                                                    ------------   -----------
                                                                      $ 19,981      $  18,138
                                                                    ==========      =========

(5) INCOME TAXES

     Income tax (benefit) expense for the year ended December 31, 1995 and the three-month period ended March 31, 1996 is as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Current:
      Federal.....................................................   $   15,294     $   7,780
      State.......................................................        1,954         1,003
                                                                    ------------   -----------
                                                                         17,248         8,783
                                                                    ------------   -----------
    Deferred:
      Federal.....................................................     (118,276)      203,216
      State.......................................................      (12,064)       33,215
                                                                    ------------   -----------
                                                                        130,340       236,431
                                                                    ------------   -----------
                                                                     $ (113,092)    $ 245,214
                                                                     ==========     =========

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities at December 31, 1995 and March 31, 1996 are as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Deferred tax assets:
      Revenue and expenses recognized for financial reporting
         purposes in a different period than for income tax
         purposes.................................................    $ 10,188      $      --
                                                                    ------------   -----------
    Deferred tax liabilities:
      Revenue and expenses recognized for financial reporting
         purposes in a different period than for income tax
         purposes.................................................          --       (226,243)
                                                                    ------------   -----------
              Net deferred tax assets (liabilities)...............    $ 10,188      $(226,243)
                                                                    ==========      =========

                        ROSENBERG AND KALMAN, M.D., P.A.

     A reconciliation of the effective income tax rate is as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Computed "expected" tax expense (benefit).....................      (35.00)%       35.00%
    State income tax, net of federal benefit......................       (3.57)         3.47
    Permanent adjustments.........................................        2.94            --
                                                                    ------------   -----------
                                                                        (35.63)%       38.47%
                                                                    ==========     =========

(6) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company leases its operating facilities and certain transportation equipment on a month-to-month basis.

     Total rental expense for operating leases was $68,194 for the year ended December 31, 1995 and $14,813 for the three-month period ended March 31, 1996.

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis at $500,000 per claim and $1,500,000 in the aggregate. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995, there are no asserted claims against the Company, nor has the Company identified any incident which may have occurred but has yet to be identified under its incident-reporting system. Accordingly, the Company has made no accruals at December 31, 1995 and March 31, 1996 (unaudited) for claims incurred but not reported.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The West Clinic, P.C.:

     We have audited the accompanying balance sheet of The West Clinic, P.C. as of December 31, 1995, and the related statements of loss, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The West Clinic, P.C. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Memphis, Tennessee
June 7, 1996

                             THE WEST CLINIC, P.C.

                                 BALANCE SHEETS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash...............................................................   $  210,873    $   410,957
  Accounts receivable, less allowance for contractual adjustments and uncollectible amounts of $900,384 in 1995 and $981,875 in 1996
     (unaudited) (note 1)............................................    2,100,895      2,291,043
  Accounts receivable -- other.......................................       20,195         20,000
  Due from stockholder (note 9)......................................      120,000          8,356
                                                                       ------------   -----------
          Total current assets.......................................    2,451,963      2,730,356
                                                                       ------------   -----------
Furniture, fixtures and equipment, at cost (notes 3 and 5)...........    2,225,712      2,286,128
  Less accumulated depreciation......................................     (912,212)      (953,736)
                                                                       ------------   -----------
          Net furniture, fixtures and equipment......................    1,313,500      1,332,392
Other assets.........................................................       44,387         48,926
                                                                       ------------   -----------
                                                                        $3,809,850    $ 4,111,674
                                                                        ==========      =========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................   $  801,722    $   741,670
  Accrued payroll....................................................       50,606         20,969
  Payroll taxes payable..............................................       14,265             88
  Due to stockholder (notes 5 and 9).................................      137,800             --
  Federal income taxes payable (note 7)..............................           --        176,500
  Current portion of long-term debt (note 5).........................      549,625        492,432
  Current portion of capital lease obligations (note 8)..............      160,171        164,006
                                                                       ------------   -----------
          Total current liabilities..................................    1,714,189      1,595,665
Distributions in excess of earnings of unconsolidated affiliates
  (note 4)...........................................................      140,175        136,175
Long-term debt, less current portion (note 5)........................       83,435         71,423
Deferred income taxes (note 7).......................................      524,600        609,100
Capital lease obligations, less current portion (note 8).............      760,379        717,911
                                                                       ------------   -----------
          Total liabilities..........................................    3,222,778      3,130,274
                                                                       ------------   -----------
Stockholders' equity:
  Common stock, $.01 par value. Authorized 2,000 shares; issued and
     outstanding 1,250 shares........................................           13             13
  Additional paid-in capital.........................................        2,035          2,035
  Retained earnings..................................................      585,024        979,352
                                                                       ------------   -----------
                                                                           587,072        981,400
Commitments and contingencies (note 8)...............................
                                                                       ------------   -----------
                                                                        $3,809,850    $ 4,111,674
                                                                        ==========      =========

                See accompanying notes to financial statements.

                             THE WEST CLINIC, P.C.

                          STATEMENTS OF INCOME (LOSS)
 FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
Net patient service revenue (note 1).................................  $ 11,559,887   $ 3,888,691
Other income (note 4)................................................     1,222,195        89,919
                                                                       ------------   -----------
                                                                         12,782,082     3,978,610
                                                                       ------------   -----------
Expenses:
  Operating..........................................................    10,480,809     2,687,236
  General and administrative.........................................     2,264,686       556,155
  Depreciation and amortization......................................       166,091        41,523
  Interest and other.................................................       118,590        38,368
                                                                       ------------   -----------
                                                                         13,030,176     3,323,282
                                                                       ------------   -----------
          Income (loss) before income taxes..........................      (248,094)      655,328
Income tax expense (benefit) (note 7)................................       (45,700)      261,000
                                                                       ------------   -----------
          Net income (loss)..........................................  $   (202,394)  $   394,328
                                                                         ==========     =========

                See accompanying notes to financial statements.

                             THE WEST CLINIC, P.C.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
 FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                                                                ADDITIONAL                   TOTAL
                                                       COMMON    PAID-IN     RETAINED    STOCKHOLDERS'
                                                       STOCK     CAPITAL     EARNINGS       EQUITY
                                                       ------   ----------   ---------   -------------
Balances at January 1, 1995..........................  $1,000     $1,048     $ 787,418     $ 789,466
Net loss.............................................     --          --      (202,394)     (202,394)
                                                       ------   ----------   ---------   -------------
Balances at December 31, 1995........................   1,000      1,048       585,024       587,072
Net income (unaudited)...............................      --         --       394,328       394,328
                                                       ------   ----------   ---------   -------------
Balances at March 31, 1996 (unaudited)...............  $1,000     $1,048     $ 979,352     $ 981,400
                                                       ======    =======     =========     =========

                See accompanying notes to financial statements.

                             THE WEST CLINIC, P.C.

                            STATEMENTS OF CASH FLOWS
 FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE THREE MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..................................................  $   (202,394)   $ 394,328
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization...................................       166,091       41,524
     Equity in earnings of unconsolidated affiliates.................      (940,832)          --
     Gain on sale of assets..........................................       (15,145)          --
     Changes in operating assets and liabilities:
       Accounts receivable...........................................      (280,793)    (190,148)
       Accounts receivable -- other..................................         1,615          195
       Due from stockholder..........................................       (20,000)     111,644
       Other assets..................................................       (43,842)      (4,539)
       Accounts payable and accrued expenses.........................       297,494      (60,052)
       Accrued payroll...............................................       (15,052)     (29,637)
       Payroll taxes payable.........................................        14,265      (14,177)
       Deferred income taxes.........................................       (23,800)      84,500
       Federal income taxes payable..................................            --      176,500
                                                                       ------------   -----------
          Net cash provided by (used in) operating activities........    (1,062,393)     510,138
                                                                       ------------   -----------
Cash flows from investing activities:
  Proceeds from sale of assets.......................................        18,613           --
  Capital expenditures...............................................      (235,432)     (60,416)
  Distributions from unconsolidated affiliate........................     1,066,704           --
  Purchases of interest in affiliates................................       (13,000)      (4,000)
                                                                       ------------   -----------
          Net cash provided by (used in) investing activities........       836,885      (64,416)
                                                                       ------------   -----------
Cash flows from financing activities:
  Repayment of long-term debt........................................      (454,064)    (207,005)
  Proceeds from the issuance of debt.................................       576,323           --
  Principal payments on capital lease obligations....................       (29,489)     (38,633)
                                                                       ------------   -----------
          Net cash provided by (used in) financing activities........        92,770     (245,638)
                                                                       ------------   -----------
Net increase (decrease) in cash......................................      (132,738)     200,084
Cash at beginning of the period......................................       343,611      210,873
                                                                       ------------   -----------
Cash at end of the period............................................  $    210,873    $ 410,957
                                                                         ==========    =========
Supplemental disclosures:
  Interest paid......................................................  $     44,210    $  29,964
                                                                         ==========    =========
  The Company originated a $46,500 note payable for the purchase of an automobile in 1995 (note 4).
  The Company originated $941,493 in capital lease obligations for the purchase of equipment in 1995 (note 7).
  In March 1996, the Company paid a $100,000 lawsuit settlement which will be repaid by stockholders. At December 31, 1995, $100,000 was accrued in accounts payable and a $100,000 receivable due from stockholders was recorded.
  The Company included $29,242 in accounts payable for capital expenditures at December 31, 1995.

                See accompanying notes to financial statements.

                             THE WEST CLINIC, P.C.

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of March 31, 1996, and the statements of income, stockholders' equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by The West Clinic, P.C. (the Company) and are unaudited. In the opinion of the Company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     The West Clinic, P.C. is incorporated in the State of Tennessee. The Company is a medical group practice whose physicians specialize in providing services to patients with cancer and/or blood diseases.

  (b) Net Patient Service Revenue

     Net patient service revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates and the differences are recorded as contractual allowances or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $4,954,000 and $1,605,000 (unaudited) for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. The Company has historically not maintained records to segregate write-offs of uncollectible accounts from contractual and other adjustments, and therefore the separate provision for uncollectible accounts is not determinable.

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the normal course of providing healthcare services, the Company grants credit to patients, substantially all of whom are resident in the Mid South area including East Arkansas, Southeast Missouri, North Mississippi and West Tennessee. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (for example, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

                             THE WEST CLINIC, P.C.

     The mix of receivables from patients and third-party payors at December 31, 1995 follows:

          Medicare...........................................................   42%
          Commercial insurance...............................................   35
          Other third-party payors...........................................    8
          Blue Cross.........................................................    7
          Patient............................................................    5
          Medicaid...........................................................    3
                                                                               ---
                                                                               100%
                                                                               ===

  (d) Furniture, Fixtures and Equipment

     Furniture, fixtures and equipment are stated at cost. Furniture, fixtures and equipment under capital leases are stated at the lower of the present value of minimum lease payments at the beginning of the lease term or fair value at the inception of the lease.

     Depreciation for furniture, fixtures and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

                                                                          ESTIMATED
                                                                        USEFUL LIVES
                                                                        -------------
          Furniture, fixtures and office equipment....................    5-7 years
          Medical and lab equipment...................................      5 years
          Automobiles.................................................      5 years
          Leasehold improvements......................................    3-7 years

     Furniture, fixtures and equipment held under capital leases and leasehold improvements are amortized on the straight-line method over the shorter of the respective lease term or estimated useful lives of the assets.

  (e) Investment in Affiliates

     Investment in affiliates is accounted for using the equity method of accounting.

  (f) Income Taxes

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             THE WEST CLINIC, P.C.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all asset and liability financial instruments approximate their estimated fair values at December 31, 1995. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(3) FURNITURE, FIXTURES AND EQUIPMENT

     A summary of furniture, fixtures and equipment at December 31, 1995 follows:

    Furniture, fixtures and office equipment.................................  $1,301,732
    Medical and lab equipment................................................     747,515
    Automobiles..............................................................      46,533
    Leasehold improvements...................................................     129,932
                                                                               ----------
                                                                                2,225,712
    Less accumulated depreciation............................................     912,212
                                                                               ----------
                                                                               $1,313,500
                                                                                =========

(4) INVESTMENT IN AFFILIATES

     At December 31, 1995, investment in affiliates primarily represents the Company's ownership interest in MWO Partnership (MWO) a real estate venture. In 1991, the Company became a 33 1/3% partner in MWO. The Company received capital distributions of $1,041,404 for the year ended December 31, 1995. The Company's share of MWO's earnings are included in other income at December 31, 1995. As the capital distributions were in excess of the Company's share of MWO's income, the investment in affiliates is shown as a liability at December 31, 1995.

     A summary of the unaudited financial statements of MWO at December 31, 1995 is as follows:

    Total assets.............................................................   3,424,234
                                                                                =========
    Total liabilities........................................................   3,883,947
                                                                                =========
    Partners equity (deficit)................................................    (459,713)
                                                                                =========
    Revenue from operations..................................................     312,778
    Gain from sale of real estate............................................   2,436,609
                                                                               ----------
                                                                                2,749,387
    Expenses.................................................................      18,082
                                                                               ----------
              Net income.....................................................  $2,731,305
                                                                                =========

(5) LONG-TERM DEBT

     Long-term debt consists of the following:

    Letter of credit, maximum loan amount of $500,000, with interest at
      8.75%, personally guaranteed by certain shareholders with principal
      payment due July 1996................................................    $ 400,000
    Note payable, with interest at 8.25%, payable in monthly installments of $949 including interest, secured by automobile, final principal
      payment due October 1997.............................................       44,598

                             THE WEST CLINIC, P.C.

    Note payable, with interest at 7.38%, payable in monthly installments of $4,143 including interest, secured by equipment with principal
      payment due September 1996...........................................       36,169
    Note payable, with interest at 6.96%, payable in monthly installments of $1,484 including interest, secured by equipment with principal
      payment due January 1999.............................................       48,043
    Note payable, with interest at 9.54%, payable in monthly installments of $1,713 including interest, secured by equipment with principal
      payment due November 1996............................................       17,978
    Note payable at 9%, payable in monthly installments of $513 including interest, secured by equipment, with principal payment due May
      1998.................................................................       13,262
    Non-interest bearing note payable, payable in monthly installments of
      $415, secured by equipment, final payment due September 1998.........        8,714
    Non-interest bearing note payable, payable in monthly installments of
      $519, secured by equipment, final payment due January 1997...........        6,743
    Unsecured note payable to stockholder at 9%, payable in monthly installments of $5,033 with interest, final principal payment due
      December 1994........................................................       57,553
    Unsecured note payable to stockholder with interest at 8 1/2% payable
      quarterly, and principal payable on demand after March 31, 1996......       75,000
    Unsecured note payable to stockholder with interest at 8 1/2% payable
      quarterly, and principal payable on demand after March 31, 1996......       62,800
                                                                               ---------
              Total long-term debt.........................................      770,860
    Less current installments, including due from stockholder of
      $137,800.............................................................     (687,425)
                                                                               ---------
              Long-term debt excluding current installments................    $  83,435
                                                                               =========

     Maturities of long-term debt as of December 31, 1995 are as follows:

        1996..............................................................  $687,425
        1997..............................................................    62,410
        1998..............................................................    19,551
        1999..............................................................     1,474
                                                                            --------
                                                                            $770,860
                                                                            ========

(6) EMPLOYEE BENEFIT PLAN

     The Company maintains a 401(k) Profit Sharing Plan (the Plan), which covers substantially all employees. Employees who complete six months of service after entry dates, January 1st or July 1st, and attain age 20 may participate in the plan. The Company's contributions to the Plan are discretionary. Eligible employees ratably vest in the Company's contributions over six years. The Company's discretionary contribution to the Plan which was included in general and administrative expense was $95,380 and $37,330 (unaudited) for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.

                             THE WEST CLINIC, P.C.

(7) INCOME TAXES

     As described in note 1, the Company is a taxable corporation. Income tax expense (benefit), which relates solely to the Company, consists of the following for the year ended December 31, 1995 and the three-month period ended March 31, 1996 (unaudited):


                                        DECEMBER 31, 1995                 MARCH 31, 1996
                                  ------------------------------   -----------------------------
                                                                            (UNAUDITED)
                                  CURRENT    DEFERRED    TOTAL     CURRENT    DEFERRED   TOTAL
                                  --------   --------   --------   --------   -------   --------
    U.S. Federal................  $(18,400)  $(21,300)  $(39,700)  $148,600   $75,700   $224,300
    State and local.............    (3,500)    (2,500)    (6,000)    27,900     8,800     36,700
                                  --------   --------   --------   --------   -------   --------
                                  $(21,900)  $(23,800)  $(45,700)  $176,500   $84,500   $261,000
                                  ========   ========   ========   ========   =======   ========

     Income tax expense (benefit) for the year ended December 31, 1995 and the three-month period ended March 31, 1996 (unaudited) differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to the Company's pretax loss as a result of the following:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Computed "expected" tax (benefit) expense.....................    $(83,162)     $ 222,812
    State and local income taxes, net of Federal income tax
      benefit.....................................................      (2,310)        18,414
    Meals, entertainment, officer's life insurance and other
      non-deductible items........................................      43,610         10,902
    Other.........................................................      (3,838)         8,872
                                                                    ------------   -----------
                                                                      $(45,700)     $ 261,000
                                                                    ==========      =========

     Tax effects of temporary differences that gave rise to deferred tax assets and liabilities at December 31, 1995 and March 31, 1996 (unaudited) are presented below.

                                                                        DECEMBER 31,    MARCH 31,
                                                                            1995          1996
                                                                        ------------   -----------
                                                                                       (UNAUDITED)
Deferred tax assets:
  Capital lease obligation, due to lease treated as operating lease
     for income tax purposes..........................................    $  1,042      $   2,083
                                                                        ------------   -----------
Deferred tax liabilities:
  Plant and equipment, principally due to differences in
     depreciation.....................................................      33,656         37,960
  Use of modified cash method for income tax purposes.................     491,986        573,223
                                                                        ------------   -----------
          Total deferred tax liabilities..............................     525,642        611,183
                                                                        ------------   -----------
          Net deferred tax liability..................................    $524,600      $ 609,100
                                                                        ==========      =========

(8) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company is obligated under various capital leases for laboratory and office equipment that expire at various dates within the next three years. The gross amount of capital leases included in furniture, fixtures and equipment for the year ended December 31, 1995 was $951,545, with related accumulated depreciation of $36,717.

                             THE WEST CLINIC, P.C.

     The Company also has several noncancelable operating leases, primarily for office space. Total expense was approximately $251,312 for the year ended December 31, 1995 and $61,592 (unaudited) for the three months ended March 31, 1996.

     Future minimum lease payments under noncancelable operating leases and the present value of minimum capital lease payments as of December 31, 1995 are as follows:

                                                                       CAPITAL    OPERATING
                                                                       LEASES      LEASES
                                                                      ---------   ---------
    Year ending:
      1996..........................................................  $ 240,768   $ 255,135
      1997..........................................................    240,768     255,135
      1998..........................................................    240,073     253,801
      1999..........................................................    235,665      28,432
      2000..........................................................    192,176          --
                                                                      ---------   ---------
                                                                      1,149,450
    Less amount representing interest (at 9.5% rate)................   (228,900)  $ 792,503
                                                                      ---------    ========
                                                                        920,550
    Less current installments of obligations under capital leases...   (160,171)
                                                                      ---------    ========
    Obligations under capital leases excluding current
      installments..................................................  $ 760,379
                                                                      =========

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a modified claims-made basis. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995, the Company is unaware of any claims or incidents which would result in any loss in excess of its insurance coverage. Accordingly, the Company has made no accruals at December 31, 1995 for incurred but not reported claims.

(9) RELATED PARTY TRANSACTION

     As described in note 4, the Company has note payables to three of its stockholders. The Company also has a receivable from its stockholders of $120,000. Management believes that these transactions reflect appropriate market rates and terms for similar transactions between unaffiliated parties.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Weinreb, Weisberg & Weiss, P.A.:

     We have audited the accompanying balance sheet of Weinreb, Weisberg & Weiss, P.A. as of December 31, 1995, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weinreb, Weisberg & Weiss, P.A. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Miami, Florida
June 13, 1996

                        WEINREB, WEISBERG & WEISS, P.A.

                                 BALANCE SHEETS

                                                                        DECEMBER 31,    MARCH 31,
                                                                            1995          1996
                                                                        ------------   -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Cash................................................................    $ 24,144      $  36,201
  Accounts receivable, net of allowance for contractual adjustments and uncollectible amounts of $94,139 and $141,605 (unaudited) at
     December 31, 1995 and March 31, 1996, respectively...............     159,248        239,550
  Supplies............................................................      16,670         25,299
  Deferred income taxes...............................................          --          2,249
  Prepaid expenses and other assets...................................      18,803         16,544
                                                                        ------------   -----------
          Total current assets........................................     218,865        319,843
Property and equipment:
  Medical equipment...................................................     135,668        140,446
  Automobile..........................................................      59,414         59,414
  Computer equipment..................................................      59,904         59,904
  Furniture and fixtures..............................................      51,095         51,095
                                                                        ------------   -----------
                                                                           306,081        310,859
  Less accumulated depreciation and amortization......................     227,421        232,222
                                                                        ------------   -----------
          Net property and equipment..................................      78,660         78,637
                                                                        ------------   -----------
          Total assets................................................    $297,525      $ 398,480
                                                                        ==========      =========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (note 2)..............................................    $  3,902      $   2,230
  Current obligations under capital leases (note 3)...................       5,250          4,310
  Account payable and accrued expenses................................      35,645         46,601
  Due to stockholders (note 8)........................................      42,914         34,705
  Accrued employee compensation.......................................      15,868         15,194
  Deferred income taxes...............................................      52,551             --
  Income tax payable..................................................          --         92,184
                                                                        ------------   -----------
          Total current liabilities...................................     156,130        195,224
                                                                        ------------   -----------
Obligations under capital leases, excluding current installments (note
  3)..................................................................      14,133         12,600
Stockholders' equity:
  Common stock, $1 par value. Authorized and issued 1,200 shares......       1,200          1,200
  Retained earnings...................................................     168,062        228,225
  Treasury stock (note 7).............................................     (42,000)       (38,769)
                                                                        ------------   -----------
          Total stockholders' equity..................................     127,262        190,656
Commitments and contingencies (notes 3 and 5)
                                                                        ------------   -----------
          Total liabilities and stockholders' equity..................    $297,525      $ 398,480
                                                                        ==========      =========

                See accompanying notes to financial statements.

                        WEINREB, WEISBERG & WEISS, P.A.

                              STATEMENTS OF INCOME

                                                                                         FOR THE
                                                                                       THREE-MONTH
                                                                         YEAR ENDED    PERIOD ENDED
                                                                        DECEMBER 31,    MARCH 31,
                                                                            1995           1996
                                                                        ------------   ------------
                                                                                       (UNAUDITED)
Revenue:
  Net patient service revenue.........................................   $1,982,441      $653,075
  Other income........................................................        7,018         1,291
                                                                        ------------   ------------
          Total revenue...............................................    1,989,459       654,366
                                                                        ------------   ------------
Expenses:
  Operating...........................................................    1,350,556       412,098
  Depreciation and amortization.......................................       33,156         4,801
  Other...............................................................      428,661       139,920
                                                                        ------------   ------------
                                                                          1,812,373       556,819
                                                                        ------------   ------------
          Income before income taxes..................................      177,086        97,547
Income taxes..........................................................       69,283        37,384
                                                                        ------------   ------------
          Net income..................................................   $  107,803      $ 60,163
                                                                         ==========     =========

                See accompanying notes to financial statements.

                        WEINREB, WEISBERG & WEISS, P.A.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           TOTAL
                                                        COMMON   RETAINED   TREASURY   STOCKHOLDERS'
                                                        STOCK    EARNINGS    STOCK        EQUITY
                                                        ------   --------   --------   -------------
Balances, December 31, 1994...........................  $1,200   $ 60,259   $(56,000)    $   5,459
  Net income..........................................      --    107,803         --       107,803
  Sale of treasury stock (note 6).....................      --         --     14,000        14,000
                                                        ------   --------   --------   -------------
Balances, December 31, 1995...........................   1,200    168,062    (42,000)      127,262
  Net income (unaudited)..............................      --     60,163         --        60,163
  Sale of treasury stock (unaudited) (note 7).........      --         --      3,231         3,231
                                                        ------   --------   --------   -------------
Balances, March 31, 1996 (unaudited)..................  $1,200   $228,225   $(38,769)    $ 190,656
                                                        ======   ========   ========     =========

                See accompanying notes to financial statements.

                        WEINREB, WEISBERG & WEISS, P.A.

                            STATEMENTS OF CASH FLOWS

                                                                                      FOR THE THREE-
                                                                                       MONTH PERIOD
                                                                        YEAR ENDED        ENDED
                                                                       DECEMBER 31,     MARCH 31,
                                                                           1995            1996
                                                                       ------------   --------------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................................   $  107,803       $ 60,163
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization...................................       33,156          4,801
     Changes in operating assets and liabilities:
       Accounts receivable, net......................................     (131,132)       (80,302)
       Supplies......................................................        7,063         (8,629)
       Prepaid expenses and other assets.............................         (476)         2,259
       Accounts payable and accrued expenses.........................      (41,549)        10,956
       Accrued employee compensation.................................          694           (674)
       Deferred income tax, net......................................      113,261        (54,800)
       Income tax payable............................................           --         92,184
                                                                       ------------   --------------
          Net cash provided by operating activities..................       88,820         25,958
Cash flows from investing activities:
  Purchases of property and equipment................................      (32,284)        (4,778)
                                                                       ------------   --------------
          Net cash used in investing activities......................      (32,284)        (4,778)
                                                                       ------------   --------------
Cash flows from financing activities:
  Payments of notes payable..........................................       (6,690)        (1,672)
  Payments on obligations under capital leases.......................      (26,193)        (2,473)
  Sale of treasury stock.............................................       14,000          3,231
  Due to stockholders................................................      (22,154)        (8,209)
                                                                       ------------   --------------
          Net cash used in financing activities......................      (41,037)        (9,123)
                                                                       ------------   --------------
          Net increase in cash.......................................       15,499         12,057
Cash, beginning of period............................................        8,645         24,144
                                                                       ------------   --------------
Cash, end of period..................................................   $   24,144       $ 36,201
                                                                        ==========     ==========
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest...........................   $    8,158       $  1,196
                                                                        ==========     ==========

                See accompanying notes to financial statements.

                        WEINREB, WEISBERG & WEISS, P.A.

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of March 31, 1996 and the related statements of income, shareholders' equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by Weinreb, Weisberg and Weiss, P.A. (the "Company") and are unaudited. In the opinion of the Company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     The Company was incorporated on July 19, 1993 in the state of Florida. The Company is a medical group practice whose physicians specialize in providing services, including drug therapy, to patients with cancer.

  (b) Net Revenue

     Net revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates, and the differences are recorded as contractual allowances or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $1,231,800 for the year ended December 31, 1995 and $438,200 for the three-month period ended March 31, 1996 (unaudited).

  (c) Accounts Receivable

     Accounts receivable consist primarily of receivables from patients and third-party payors. In the course of providing health care services, the Company grants credit to patients, substantially all of whom are residents in the South Florida area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (such as Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

     The majority of the Company's net patient revenue is derived from third-party payment programs. At December 31, 1995, accounts receivable consists of amounts due from Medicare (83 percent) and various commercial plans (17 percent).

  (d) Supplies

     Supplies, consisting primarily of pharmaceuticals and medical supplies, are stated at the lower of cost or market on a first-in, first-out basis.

                        WEINREB, WEISBERG & WEISS, P.A.

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization for equipment and vehicles are calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                           ESTIMATED
                                                                          USEFUL LIVES
                                                                          ------------
          Medical equipment.............................................      5 years
          Automobile....................................................      5 years
          Computer equipment............................................      5 years
          Furniture and fixtures........................................    5-7 years

  (f) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

     Management of the Company has made a number estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Significant estimates include, among others, the useful lives of property and equipment, and the allowance for contractual adjustments. Actual results could differ from those estimates.

  (h) Fair Value of Financial Instruments

     The carrying amount of cash, accounts receivable, due to stockholders, accounts payable and accrued expenses and accrued employee compensation approximates fair value because of the short maturity of these instruments.

(2) NOTES PAYABLE

     Notes payable represents a promissory note payable to NationsBank due on July 13, 1996, bearing interest at a fixed rate of 7.25 percent, collateralized by an automobile.

(3) OBLIGATIONS UNDER CAPITAL LEASES

     At December 31, 1995 and March 31, 1996, the gross amount of equipment and related accumulated amortization recorded under capital leases are as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Equipment.....................................................    $ 59,904       $59,904
    Less accumulated amortization.................................      43,785        46,780
                                                                    ------------   -----------
                                                                      $ 16,119       $13,124
                                                                    ==========     =========

     Amortization of assets held under capital leases is included with depreciation expense.

                        WEINREB, WEISBERG & WEISS, P.A.

     Future minimum capital lease payments as of December 31, 1995 and March 31, 1996 are as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
      1996........................................................    $  7,067       $ 3,488
      1997........................................................       6,754         6,754
      1998........................................................       5,763         5,763
      1999........................................................       5,750         5,750
                                                                    ------------   -----------
              Total minimum lease payments........................      25,334        21,755
    Less amount representing interest (at 13% annual rate)........       5,951         4,845
                                                                    ------------   -----------
    Present value of net minimum capital lease payments...........      19,383        16,910
    Less current installments.....................................       5,250         4,310
                                                                    ------------   -----------
    Obligations under capital leases, excluding current
      installments................................................    $ 14,133       $12,600
                                                                    ==========     =========

(4) INCOME TAXES

     Income tax expense for the year ended December 31, 1995 and for the three-month period ended March 31, 1996 is summarized as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Current:
      Federal.....................................................          --       $79,290
      State.......................................................          --        12,894
                                                                    ------------   -----------
                                                                            --        92,184
                                                                    ------------   -----------
    Deferred:
      Federal.....................................................      62,862       (46,930)
      State.......................................................       6,421        (7,870)
                                                                    ------------   -----------
                                                                        69,283       (54,800)
                                                                    ------------   -----------
              Total...............................................    $ 69,283       $37,384
                                                                    ==========     =========

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities at December 31, 1995 and March 31, 1996 (unaudited) and are presented as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Deferred tax assets:
      Revenue and expenses recognized for financial reporting
         purposes in a different period than for income tax
         purposes.................................................    $     --       $ 2,249
      Net loss carryforward.......................................          --            --
                                                                    ------------   -----------
              Total deferred tax assets...........................          --         2,249
    Deferred tax liabilities:
      Revenue and expenses recognized for financial reporting
         purposes in a different period than for income tax
         purposes.................................................     (52,551)           --
                                                                    ------------   -----------
              Net deferred tax asset (liability)..................    $(52,551)      $ 2,249
                                                                    ==========     =========

                        WEINREB, WEISBERG & WEISS, P.A.

     A reconciliation of the effective income tax rate is as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Computed "expected" tax expense (benefit).....................      35.0%          35.0%
    State income tax, net of federal benefit......................       3.6            3.3
    Permanent adjustments.........................................        .5             --
                                                                    ------------   -----------
              Total...............................................      39.1%          38.3%
                                                                    ==========     =========

(5) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company, at December 31, 1995 and March 31, 1996, maintained its main office space under a noncancelable operating lease that lease expires in 1999. Monthly rental is $4,095. Future minimum lease payments under the noncancelable operating lease (with initial or remaining lease terms in excess of one year) as of December 31, 1995 and March 31, 1996 are as follows:

                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
      1996........................................................    $ 49,136      $  36,852
      1997........................................................      49,136         49,136
      1998........................................................      49,136         49,136
      1999........................................................      24,568         24,568
                                                                    ------------   -----------
              Total minimum lease payments........................    $171,976      $ 159,692
                                                                    ==========      =========

     Total rental expense for operating leases was $47,744 for the year ended December 31, 1995 and $13,021 for the three-month period ended March 31, 1996 (unaudited).

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis at $500,000 per claim and $1,500,000 in the aggregate for each physician. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995 and March 31, 1996, there are no asserted claims against the Company, nor has the Company identified any incident which may have occurred but has yet to be identified under its incident-reporting system. Accordingly, the Company has made no accruals at December 31, 1995 and March 31, 1996 (unaudited) for claims incurred but not reported.

(6) EMPLOYEE BENEFITS PLAN

     During fiscal year 1995, the Company terminated its profit-sharing plan. No contributions were made to the plan for the year ended December 31, 1995. At December 31, 1995, the Company has no liability to the plan.

(7) TREASURY STOCK

     During 1993, the Company bought back 350 of its shares of common stock at $200 per share. On July 1, 1993, the Company entered into an agreement with a new shareholder, a physician, to sell the treasury stock

                        WEINREB, WEISBERG & WEISS, P.A.

over a period of five years beginning on that date. At December 31, 1995 and March 31, 1996 (unaudited), 210 and 194 shares of treasury stock remain, respectively.

(8) DUE TO STOCKHOLDERS

     At December 31, 1995 and March 31, 1996 (unaudited), the Company owed to stockholders $42,914 and $34,705, respectively, related to the purchase of a certain automobile and for the payment of certain liabilities in prior years. This amount does not accrue interest, nor does it specify a due date. As such, the payable amount has been classified as a current liability.

                          INDEPENDENT AUDITORS' REPORT

The Partners
Drs. Haraf, Antonucci, McCormack and Kerns Medical Partnership:

     We have audited the accompanying balance sheet of Drs. Haraf, Antonucci, McCormack and Kerns Medical Partnership (d/b/a Medical Oncology and Hemotology Consultants) as of December 31, 1995, and the related statements of income, partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Drs. Haraf, Antonucci, McCormack and Kerns Medical Partnership (d/b/a Medical Oncology and Hemotology Consultants) as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Nashville, Tennessee
June 13, 1996

                        DRS. HARAF, ANTONUCCI, MCCORMACK
                         AND KERNS MEDICAL PARTNERSHIP
              (D/B/A MEDICAL ONCOLOGY AND HEMOTOLOGY CONSULTANTS)

                                 BALANCE SHEETS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)



                                                                        DECEMBER 31,    MARCH 31,
                                                                            1995          1996
                                                                        ------------   -----------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash................................................................    $ 53,038        38,340
  Accounts receivable, less allowance for contractual adjustments and
     uncollectible amounts of $354,961 and $372,223, respectively.....     464,790       520,796
  Supplies............................................................     195,000       195,000
  Prepaid expenses....................................................       6,564         3,282
                                                                        ------------   -----------
          Total current assets........................................     719,392       757,418
Property and equipment:
  Medical equipment...................................................     125,676       125,676
  Furniture and fixtures..............................................     163,018       163,018
                                                                        ------------   -----------
                                                                           288,694       288,694
Less accumulated depreciation.........................................     271,987       274,349
                                                                        ------------   -----------
          Net property and equipment..................................      16,707        14,345
Other assets..........................................................     192,739       188,851
                                                                        ------------   -----------
                                                                          $928,838       960,614
                                                                        ==========     =========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses...............................    $ 98,042        55,168
  Accrued payroll.....................................................          --         7,353
  Profit-sharing contribution payable (note 4)........................      74,891        29,474
  Current portion of long-term debt (note 3)..........................      19,872        20,500
                                                                        ------------   -----------
          Total current liabilities...................................     192,805       112,495
Long-term debt, less current portion (note 3).........................      53,904        48,536
                                                                        ------------   -----------
          Total liabilities...........................................     246,709       161,031
Partners' equity......................................................     682,129       799,583
                                                                        ------------   -----------
Commitments and contingencies (notes 4 and 5)
                                                                          $928,838       960,614
                                                                        ==========     =========

                See accompanying notes to financial statements.

                        DRS. HARAF, ANTONUCCI, MCCORMACK
                         AND KERNS MEDICAL PARTNERSHIP
              (D/B/A MEDICAL ONCOLOGY AND HEMOTOLOGY CONSULTANTS)

                              STATEMENTS OF INCOME
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
              THREE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)



                                                                   DECEMBER 31,        MARCH 31,
                                                                       1995              1996
                                                                   ------------       -----------
                                                                                     (UNAUDITED)
Net patient service revenue......................................   $4,124,807        $ 1,015,225
Expenses:
  Supplies.......................................................    1,641,764            365,230
  Salaries and benefits, including benefits related to physicians
     of $66,000 in 1995 and $16,500 (unaudited) in 1996..........      562,205            123,323
  Depreciation...................................................       24,631              6,250
  Interest.......................................................        7,593              1,524
  Other..........................................................      198,906             59,792
                                                                   ------------       -----------
          Total expenses.........................................    2,435,099            556,119
                                                                   ------------       -----------
          Net income to partners.................................   $1,689,708        $   459,106
                                                                    ==========          =========

                See accompanying notes to financial statements.

                        DRS. HARAF, ANTONUCCI, MCCORMACK
                         AND KERNS MEDICAL PARTNERSHIP
              (D/B/A MEDICAL ONCOLOGY AND HEMOTOLOGY CONSULTANTS)

                         STATEMENTS OF PARTNERS' EQUITY
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
              THREE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)

Partners' equity, January 1, 1995...............................................  $   783,866
  Distributions to partners.....................................................   (1,791,445)
  Net income to partners........................................................    1,689,708
                                                                                  -----------
Partners' equity, December 31, 1995.............................................      682,129
  Distributions to partners (unaudited).........................................     (341,652)
  Net income to partners (unaudited)............................................      459,106
                                                                                  -----------
Partners' equity, March 31, 1996 (unaudited)....................................  $   799,583
                                                                                   ==========

                See accompanying notes to financial statements.

                        DRS. HARAF, ANTONUCCI, MCCORMACK
                         AND KERNS MEDICAL PARTNERSHIP
              (D/B/A MEDICAL ONCOLOGY AND HEMOTOLOGY CONSULTANTS)

                            STATEMENTS OF CASH FLOWS
                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
              THREE-MONTH PERIOD ENDED MARCH 31, 1996 (UNAUDITED)



                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income to partners.............................................  $  1,689,708       459,106
  Adjustments to reconcile net income to partners to net cash provided by operating activities:
     Depreciation....................................................        24,631         6,250
     Changes in operating assets and liabilities:
       Accounts receivable, net......................................       109,412       (56,006)
       Prepaid expenses..............................................          (230)        3,282
       Accounts payable and accrued expenses.........................        18,308       (35,521)
       Profit-sharing contribution payable...........................        21,777       (45,417)
                                                                       ------------   ------------
          Net cash provided by operating activities..................     1,863,606       331,694
                                                                       ------------   ------------
Cash flows from investing activities -- expenditures for property and
  equipment..........................................................                     (31,173)
                                                                       ------------   ------------
Cash flows from financing activities:
  Distributions to partners..........................................    (1,791,445)     (341,652)
  Repayment of long-term debt........................................       (23,972)       (4,740)
                                                                       ------------   ------------
          Net cash used in financing activities......................    (1,815,417)     (346,392)
                                                                       ------------   ------------
Net increase (decrease) in cash......................................        17,016       (14,698)
Cash at beginning of the period......................................        36,022        53,038
                                                                       ------------   ------------
Cash at end of the period............................................  $     53,038        38,340
                                                                         ==========     =========
Supplemental disclosures:
  Interest paid......................................................  $      7,593         1,524
                                                                         ==========     =========

                See accompanying notes to financial statements.

                        DRS. HARAF, ANTONUCCI, MCCORMACK
                         AND KERNS MEDICAL PARTNERSHIP
              (D/B/A MEDICAL ONCOLOGY AND HEMOTOLOGY CONSULTANTS)

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as of March 31, 1996 and the statements of income, partners' equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by Drs. Haraf, Antonucci, McCormack and Kerns Medical Partnership (the Partnership) and are unaudited. In the opinion of the Partnership, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three-month period ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     Drs. Haraf, Antonucci, McCormack and Kerns Medical Partnership (the Partnership) is a general partnership established on January 1, 1992 in the State of Tennessee. The Partnership's four physician partners do not receive compensation from the Partnership other than partnership distributions. Distributions are based on the Partnership's operating results. The Partnership is a medical group practice whose physicians specialize in providing services to patients with cancer and/or blood diseases.

  (b) Net Patient Service Revenue

     Net patient service revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowances and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates and the differences are recorded as contractual allowances or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $1,917,000 for the year ended December 31, 1995 and $491,000 (unaudited) for the three-month period ended March 31, 1996.

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the normal course of providing healthcare services, the Partnership grants credit to patients, substantially all of whom are residents in the Knoxville area. The Partnership does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (for example, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

  (d) Supplies

     Supplies, primarily comprised of drug inventory, are recorded at the lower of cost (first-in, first-out) or market.

                        DRS. HARAF, ANTONUCCI, MCCORMACK
                         AND KERNS MEDICAL PARTNERSHIP
              (D/B/A MEDICAL ONCOLOGY AND HEMOTOLOGY CONSULTANTS)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation for property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

                                                                            ESTIMATED
                                                                             USEFUL
                                                                              LIVES
                                                                            ---------
          Furniture and equipment.........................................   7 years
          Medical equipment...............................................   5 years

  (f) Other Assets

     Other assets consist of an investment in a condominium unit which is being depreciated on a straight-line basis over its useful life of 30 years. Accumulated depreciation was $113,635 at December 31, 1995 and $115,997 (unaudited) at March 31, 1996.

  (g) Income Taxes

     No provision for income taxes has been made in the accompanying financial statements since, as a partnership, income and losses for income tax purposes are allocated to the partners for inclusion in their respective income tax returns.

  (h) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of all asset and liability financial instruments approximate their estimated fair values at December 31, 1995 and March 31, 1996. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(3) LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Note payable to First Tennessee Bank, bearing interest at
      prime  (8% at December 31, 1995), payable in equal monthly installments of $2,088, collateralized by a deed of trust in
      the property................................................    $ 73,776         69,036
                                                                    ------------   -----------
              Total long-term debt................................      73,776         69,036
    Less current portion..........................................     (19,872)       (20,500)
                                                                    ------------   -----------
              Long-term debt excluding current portion............    $ 53,904         48,536
                                                                    ==========      =========

                        DRS. HARAF, ANTONUCCI, MCCORMACK
                         AND KERNS MEDICAL PARTNERSHIP
              (D/B/A MEDICAL ONCOLOGY AND HEMOTOLOGY CONSULTANTS)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Maturities of long-term debt as of December 31, 1995 are as follows:

            1996.......................................................  $19,872
            1997.......................................................   21,521
            1998.......................................................   23,308
            1999.......................................................    9,075
                                                                         -------
                                                                         $73,776
                                                                         =======

(4) EMPLOYEE BENEFIT PLAN

     The Partnership maintains a Profit Sharing Plan (the "Plan"), which covers substantially all employees. Employees who complete one year of service and attain age 21 may participate in the plan. The Partnership's contributions to the Plan are discretionary. Eligible employees ratably vest in the Partnership's contributions over six years. The Partnership's discretionary contribution to the Plan was $107,892 and $29,474 (unaudited) for 1995 and the three months ended March 31, 1996, respectively. The amounts payable as of December 31, 1995 and March 31, 1996 were $74,891 and $29,474 (unaudited), respectively.

(5) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The partnership has several year-to-year operating leases. Total expense was approximately $35,000 for the year ended December 31, 1995 and $9,000 for the three-month period ended March 31, 1996.

  (b) Medical Malpractice and Professional Liability Insurance

     The Partnership maintains professional liability insurance on a claims-made basis. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995, there are no asserted claims against the Partnership, nor has the Partnership identified any incident which may have occurred but have yet to be identified under its incident reporting systems. Accordingly, the Partnership has made no accruals at December 31, 1995 for incurred but not reported claims.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Hematology -- Oncology Associates of
  the Treasure Coast, P.A.,
  Alan S. Collin, M.D. and
  Michael S. Wertheim, M.D.:

     We have audited the accompanying balance sheet of Hematology Oncology Associates of the Treasure Coast, P.A., Alan S. Collin, M.D. and Michael S. Wertheim, M.D. (the "Company") as of December 31, 1995, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hematology Oncology Associates of the Treasure Coast, P.A., Alan S. Collin, M.D. and Michael S. Wertheim, M.D. as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Miami, Florida
June 10, 1996

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                                 BALANCE SHEETS


                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash...............................................................    $  4,024     $   197,771
  Accounts receivable, net of allowance for contractual adjustments of $343,916 and $346,106 (unaudited), at December 31, 1995 and
     March 31, 1996, respectively....................................     497,451         591,137
  Supplies...........................................................     166,413         166,413
                                                                       ------------   -----------
          Total current assets.......................................     667,888         955,321
Property and equipment:
  Automobiles........................................................      26,243          44,887
  Computer equipment.................................................      71,215          71,215
  Medical equipment..................................................      40,813          40,813
  Office equipment...................................................      85,010          85,010
  Leasehold improvements.............................................      78,742          78,742
                                                                       ------------   -----------
                                                                          302,023         320,667
  Less accumulated depreciation......................................     253,417         250,578
                                                                       ------------   -----------
          Net property and equipment.................................      48,606          70,089
Other assets.........................................................      15,600          32,420
                                                                       ------------   -----------
                                                                         $732,094     $ 1,057,830
                                                                       ==========       =========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................    $117,286     $   115,515
  Note payable -- bank...............................................       2,842              --
  Income tax payable.................................................      16,607          96,657
  Payroll taxes payable..............................................         497              --
                                                                       ------------   -----------
          Total current liabilities..................................     137,232         212,172
Deferred tax liability...............................................     196,974         239,627
Stockholders' equity:
  Common stock, $1 par value. Authorized 10,000 shares; issued and
     outstanding 500 shares..........................................         500             500
  Retained earnings..................................................     397,388         605,531
                                                                       ------------   -----------
          Total stockholders' equity.................................     397,888         606,031
Commitments and contingencies
                                                                       ------------   -----------
                                                                         $732,094     $ 1,057,830
                                                                       ==========       =========

                See accompanying notes to financial statements.

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                              STATEMENTS OF INCOME


                                                                                      THREE MONTHS
                                                                        YEAR ENDED       ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                      (UNAUDITED)
Net patient service revenue..........................................   $4,910,146     $1,430,669
Expenses:
  Operating..........................................................    3,894,134        794,015
  Depreciation.......................................................       30,116          7,498
  Interest...........................................................          888             55
  General and administrative expenses................................    1,117,131        279,716
                                                                       ------------   ------------
                                                                         5,042,269      1,081,284
                                                                       ------------   ------------
  (Loss) income......................................................     (132,123)       349,385
Other income (expense)...............................................      193,890         (1,932)
                                                                       ------------   ------------
          Income before income taxes.................................       61,767        347,453
Provision for income taxes...........................................       35,670        139,310
                                                                       ------------   ------------
          Net income.................................................   $   26,097     $  208,143
                                                                        ==========     ==========

                See accompanying notes to financial statements.

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           TOTAL
                                                                  CAPITAL   RETAINED   STOCKHOLDERS'
                                                                   STOCK    EARNINGS      EQUITY
                                                                  -------   --------   -------------
Balances, December 31, 1994.....................................   $ 500    $371,291     $ 371,791
          Net income............................................      --      26,097        26,097
                                                                  -------   --------   -------------
Balances, December 31, 1995.....................................     500     397,388       397,888
          Net income (unaudited)................................      --     208,143       208,143
                                                                  -------   --------   -------------
Balances, March 31, 1996 (unaudited)............................   $ 500    $605,531     $ 606,031
                                                                   =====    ========     =========

                See accompanying notes to financial statements.

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                            STATEMENTS OF CASH FLOWS


                                                                                      THREE MONTHS
                                                                        YEAR ENDED       ENDED
                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995           1996
                                                                       ------------   ------------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income.........................................................    $ 26,097       $208,143
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation....................................................      30,116          7,498
     Deferred taxes..................................................      19,063         42,653
     Changes in operating assets and liabilities:
       Accounts receivable...........................................     (17,669)       (93,686)
       Other assets..................................................       1,475        (16,820)
       Accrued pension contribution..................................     (56,189)            --
       Accounts payable and accrued expenses.........................     (46,217)        (1,771)
       Income tax payable............................................      16,607         80,050
       Payroll taxes payable.........................................         222           (497)
                                                                       ------------   ------------
          Net cash provided by (used in) operating activities........     (26,495)       225,570
Cash flows from investing activities:
  Expenditures for property and equipment............................        (831)       (28,981)
                                                                       ------------   ------------
          Net cash used in investing activities......................        (831)       (28,981)
                                                                       ------------   ------------
Cash flows from financing activities:
  Repayment of note payable -- bank..................................      (9,748)        (2,842)
                                                                       ------------   ------------
          Net cash used in financing activities......................      (9,748)        (2,842)
                                                                       ------------   ------------
          Net increase in cash.......................................     (37,074)       193,747
Cash, beginning of period............................................      41,098          4,024
                                                                       ------------   ------------
Cash, end of period..................................................    $  4,024        197,771
                                                                       ==========     ==========
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest...........................    $    888       $     55
                                                                       ==========     ==========
  Cash paid during the period for income taxes.......................    $  4,222       $ 17,348
                                                                       ==========     ==========

                See accompanying notes to financial statements.

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet as at March 31, 1996 and the related statements of income, shareholders' equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by the Hematology Oncology Associates of the Treasure Coast, P.A., Alan S. Collin, M.D. and Michael S. Wertheim, M.D. (the "Company") and are unaudited. In the opinion of the Company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     The Company was incorporated on June 5, 1986 in the state of Florida. The Company is a medical group practice whose physicians specialize in providing services to patients with cancer, including drug therapy in Port St. Lucie, Stuart and Fort Pierce, Florida.

  (b) Net Revenue

     Net revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates, and the differences are recorded as contractual allowances or policy discounts. Net patient service revenue is net of contractual adjustments and policy discounts of approximately $2,985,000 and $839,500 for the year ended December 31, 1995 and for the three months ended March 31, 1996 (unaudited), respectively.

  (c) Accounts Receivable

     Accounts receivable consist primarily of receivables from patients and third-party payors. In the course of providing health care services, the Company grants credit to patients, substantially all of whom are residents in the Treasure Coast of Florida area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies (such as, Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies).

     The majority of the Company's net patient revenue is derived from third-party payment programs. At December 31, 1995, approximately 75 percent of total receivables consists of amounts due from Medicare (49 percent), and various commercial plans (26 percent). The remaining 25 percent of net patient service revenue is derived from self-pay patients.

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  (d) Supplies

     Supplies, consisting primarily of pharmaceutical and medical supplies, are stated at the lower of cost or market on a first-in, first-out basis.

  (e) Property and Equipment

     Property and equipment are stated at cost. Depreciation for equipment is calculated using the straight-line depreciation method over the estimated useful lives of the assets, and leasehold improvements are amortized on a straight-line basis of over the shorter of the useful life of the improvement of the term of the lease, as follows:

                                                                           ESTIMATED
                                                                          USEFUL LIVES
                                                                          ------------
          Automobiles...................................................     5 years
          Computer equipment............................................     5 years
          Medical equipment.............................................     7 years
          Office equipment..............................................     7 years
          Leasehold improvement.........................................     3 years

  (f) Income Taxes

     The Company accounts for income taxes under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying accounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of patients' accounts receivable, accounts payable, note payable, accounts payable and accrued expenses and payroll taxes payable approximate fair value because of the short maturity of these instruments.

(3) EMPLOYEE BENEFIT PLANS

     The Company has a Qualified Pension and Profit Sharing Plan (the "Plan"), which covers substantially all employees. Employees who complete one year of service and attain age 21 may participate in the Plan. The Company's contributions to the Plan are discretionary and include separate components for annual profit

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

sharing and retirement benefits. For the year ended December 31, 1995, and the three-month period ended March 31, 1996 (unaudited), the Company did not make any contributions to the Plan.

(4) NET PATIENT SERVICE REVENUE

     The Company has agreements with third-party payors that provide for payments to the Company at amounts different from established rates. A summary of the payment arrangements with major third-party payors follows:

  (a) Medicare

          The Medicare program pays the Company for outpatient services rendered to Medicare patients on the basis of either cost or fee schedules as determined by regulations of the Medicare program.

  (b) Other

          The Company has also entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payments to the Company under these agreements includes discounts from established charges.

(5) NOTE PAYABLE -- BANK

     Note payable -- bank consists of the following at December 31, 1995:

        Barnett Bank, interest is fixed, (10.75% at December 31, 1995), due in monthly installments of $886.34 plus interest with the last payment due in March 29, 1996.....................................  $2,842
        Less current portion................................................   2,842
                                                                              ------
                                                                              $   --
                                                                              ======

(6) INCOME TAXES

     Income tax expense for the year ended December 31, 1995 and the three-month period ended March 31, 1996 is summarized as follows:

                                                                                    MARCH 31,
                                                                    DECEMBER 31,      1996
                                                                        1995       -----------
                                                                    ------------   (UNAUDITED)
    Current:
      Federal.....................................................    $ 14,489      $  83,125
      State.......................................................       2,118         13,532
                                                                    ------------   -----------
                                                                        16,607         96,657
                                                                    ------------   -----------
    Deferred:
      Federal.....................................................      17,298         38,705
      State.......................................................       1,765          3,948
                                                                    ------------   -----------
                                                                        19,063         42,653
                                                                    ------------   -----------
                                                                      $ 35,670      $ 139,310
                                                                    ==========      =========

         HEMATOLOGY -- ONCOLOGY ASSOCIATES OF THE TREASURE COAST, P.A.,
               ALAN S. COLLIN, M.D. AND MICHAEL S. WERTHEIM, M.D.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     A reconciliation of the effective income tax rate for the year ended December 31, 1995 and the three-month period ended March 31, 1996 is as follows:


                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Computed "expected" tax expense (benefit).....................      35.00%        35.00%
    State income tax, net of federal benefit......................       3.57          3.57
    Permanent adjustments.........................................      19.18           .99
                                                                    ------------   -----------
              Total...............................................      57.75%        39.56%
                                                                    ==========     =========

     The tax effects of temporary differences that give rise to a significant portion of the deferred tax assets and deferred tax liabilities for the year ended December 31, 1995 and the three-month period ended March 31, 1996 are as follows:


                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
(UNAUDITED)
    Deferred tax liabilities:
      Revenue and expenses recognized for financial reporting
         purposes in a different period than for income tax
         purposes.................................................    $196,974      $ 239,627
                                                                    ==========      =========

(7) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company, at December 31, 1995, maintained offices in Port St. Lucie, Fort Pierce and Stuart, Florida. Such space is owned by two of the owner-doctors and leased to the Company. On February 27, 1996, the Company renewed the leases until December 31, 1999 on all three properties. Monthly rental is $12,298. Future minimum lease payments under the noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1995 are as follows:

                                    YEAR ENDED
                                   DECEMBER 31,                              AMOUNT
        ------------------------------------------------------------------  --------
          1996............................................................  $143,715
          1997............................................................   147,516
          1998............................................................   147,516
          1999............................................................   147,516
                                                                            --------
        Total minimum lease payments......................................  $586,263
                                                                            ========

     Total rental expense for operating leases was $128,691 and $34,990 for the year ended December 31, 1995 and the three month period ended March 31, 1996 (unaudited).

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995 and March 31, 1996 (unaudited), there is one asserted claim against the Company, which is covered by malpractice insurance. The Company has not identified any other incidents which may have occurred but have yet to be identified under its incident-reporting system. Accordingly, the Company has made no accruals at December 31, 1995 or March 31, 1996 (unaudited) for claims incurred, but not reported.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Center for Hematology and Oncology, P.A.:

     We have audited the accompanying balance sheet of The Center for Hematology and Oncology, P.A. as of December 31, 1995, and the related statements of income, shareholders' equity, and cash flows for the period from September 15, 1995 through December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Center for Hematology and Oncology, P.A. as of December 31, 1995, and the results of its operations and its cash flows for the period from September 15, 1995 through December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Miami, Florida
May 30, 1996

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

                                 BALANCE SHEETS


                                                                       DECEMBER 31,    MARCH 31,
                                                                           1995          1996
                                                                       ------------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current assets:
  Cash...............................................................    $     --     $    16,784
  Patient accounts receivables, net of allowance for contractual adjustments of $711,838 and $730,373 at December 31, 1995 and
     March 31, 1996 (unaudited)......................................     716,610         826,767
  Supplies...........................................................     154,000         204,000
  Other..............................................................       1,793           1,393
                                                                       ------------   -----------
          Total current assets.......................................     872,403       1,048,944
                                                                       ------------   -----------
Equipment:
  Computer equipment.................................................      22,033          41,415
  Medical equipment..................................................      12,053          12,053
                                                                       ------------   -----------
                                                                           34,086          53,468
  Less accumulated depreciation......................................       9,705          15,747
                                                                       ------------   -----------
          Equipment, net.............................................      24,381          37,721
                                                                       ------------   -----------
                                                                         $896,784     $ 1,086,665
                                                                       ==========       =========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses..............................    $593,880     $   661,896
  Bank overdraft.....................................................      50,209              --
  Line of credit.....................................................          --          55,606
  Current portion of long-term debt..................................      15,584          15,584
  Current portion of obligations under capital leases................          --           6,800
  Payroll taxes payable..............................................       5,791             171
                                                                       ------------   -----------
          Total current liabilities..................................     665,464         740,057
Obligations under capital leases, less current portion...............          --           9,520
Long-term debt, less current portion.................................      65,166          60,916
                                                                       ------------   -----------
          Total liabilities..........................................     730,630         810,493
Shareholders' equity:
  Common stock, $1 par value. Authorized 7,500 shares;
     subscribed 300 shares...........................................         300             300
  Due from shareholders..............................................     (63,740)       (225,112)
  Stock subscription receivable......................................        (300)           (300)
  Retained earnings..................................................     229,894         501,284
                                                                       ------------   -----------
          Total shareholders' equity.................................     166,154         276,172
                                                                       ------------   -----------
Commitment and contingencies
                                                                         $896,784     $ 1,086,665
                                                                       ==========       =========

                See accompanying notes to financial statements.

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

                              STATEMENTS OF INCOME

                                                                      FOR THE PERIOD
                                                                           FROM
                                                                      SEPTEMBER 15,    THREE MONTHS
                                                                       1995 THROUGH       ENDED
                                                                       DECEMBER 31,      MARCH 31,
                                                                           1995            1996
                                                                      --------------   ------------
                                                                                       (UNAUDITED)
Net patient service revenue.........................................    $1,541,646      $1,612,212
Expenses:
  Operating.........................................................       823,055       1,098,487
  General and administrative expenses...............................       435,934         266,851
  Depreciation......................................................         9,705           6,042
  Interest..........................................................         2,131           3,914
                                                                      --------------   ------------
                                                                         1,270,825       1,375,294
                                                                      --------------   ------------
          Operating income..........................................       270,821         236,918
Other income........................................................        22,040          34,472
Other expenses......................................................       (62,967)             --
                                                                      --------------   ------------
          Net income................................................    $  229,894      $  271,390
                                                                        ==========      ==========

                See accompanying notes to financial statements.

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                          STOCK           DUE                       TOTAL
                                             CAPITAL   SUBSCRIPTION       FROM       RETAINED   SHAREHOLDERS'
                                              STOCK     RECEIVABLE    SHAREHOLDERS   EARNINGS      EQUITY
                                             -------   ------------   ------------   --------   -------------
From inception, September 15, 1995.........   $  --       $   --       $       --    $     --     $      --
  Net income...............................      --           --               --     229,894       229,894
  Issuance of common stock from
     subscription..........................     300         (300)              --          --            --
  Due from shareholders....................      --           --          (63,740)         --       (63,740)
                                             -------   ------------   ------------   --------   -------------
Balance, December 31, 1995.................     300         (300)         (63,740)    229,894       166,154
  Net income (unaudited)...................      --           --               --     271,390       271,390
  Due from shareholders (unaudited)........      --           --         (161,372)         --      (161,372)
                                             -------   ------------   ------------   --------   -------------
Balance, March 31, 1996 (unaudited)........   $ 300       $ (300)      $ (225,112)   $501,284     $ 276,172
                                              =====    =========        =========    ========     =========

                See accompanying notes to financial statements.

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

                            STATEMENTS OF CASH FLOWS

                                                                         FOR THE
                                                                       PERIOD FROM
                                                                      SEPTEMBER 15,   THREE MONTHS
                                                                      1995 THROUGH       ENDED
                                                                      DECEMBER 31,     MARCH 31,
                                                                          1995            1996
                                                                      -------------   ------------
                                                                                      (UNAUDITED)
Cash flows from operating activities:
  Net income........................................................    $ 229,894      $  271,390
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation...................................................        9,705           6,042
     Write-down of equipment........................................       62,967              --
     Changes in operating assets and liabilities:
       Accounts receivable..........................................     (716,610)       (110,157)
       Other current assets.........................................       (1,793)            400
       Supplies.....................................................     (154,000)        (50,000)
       Accounts payable and accrued expenses........................      593,880          68,016
       Payroll taxes payable........................................        5,791          (5,620)
                                                                      -------------   ------------
          Total adjustments.........................................     (200,060)        (91,319)
                                                                      -------------   ------------
          Net cash provided by operating activities.................       29,834         180,071
                                                                      -------------   ------------
Cash flows from investing activities:
  Expenditures for equipment........................................      (97,053)         (3,062)
                                                                      -------------   ------------
          Net cash used in investing activities.....................      (97,053)         (3,062)
                                                                      -------------   ------------
Cash flows from financing activities:
  Repayment of long-term debt.......................................       (4,250)         (4,250)
  Proceeds from line of credit......................................           --         190,261
  Repayment of line of credit.......................................           --        (134,655)
  Proceeds from the issuance of debt................................       85,000              --
  Due from shareholders.............................................      (63,740)       (161,372)
  Bank overdraft....................................................       50,209         (50,209)
                                                                      -------------   ------------
          Net cash provided by (used in) financing activities.......       67,219        (160,225)
                                                                      -------------   ------------
          Net increase in cash......................................           --          16,784
Cash, beginning of period...........................................           --              --
                                                                      -------------   ------------
Cash, end of period.................................................    $      --      $   16,784
                                                                       ==========      ==========
Supplemental disclosures of cash flow information:
  Cash paid for interest............................................    $   2,131      $    3,914
                                                                       ==========      ==========
Supplemental disclosures of noncash investing and financing
  activities:
  Capital lease obligations.........................................    $      --      $   16,320
                                                                       ==========      ==========
  Receipt of subscription receivable for issuance of common stock...    $     300      $      300
                                                                       ==========      ==========

                See accompanying notes to financial statements.

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

                         NOTES TO FINANCIAL STATEMENTS
                DECEMBER 31, 1995 AND MARCH 31, 1996 (UNAUDITED)

UNAUDITED INTERIM FINANCIAL INFORMATION

     The balance sheet at March 31, 1996 and the related statements of income, shareholders' equity and cash flows for the three-month period ended March 31, 1996 (1996 interim financial information) have been prepared by the Center for Hematology and Oncology, P.A. (the "Company") and are unaudited. In the opinion of the Company, the 1996 interim financial information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the 1996 interim period.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted from the 1996 interim financial information. The 1996 interim financial information should be read in conjunction with the Company's December 31, 1995 audited financial statements appearing herein. The results for the three months ended March 31, 1996 may not be indicative of operating results for the full year.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

  (a) Description of Business

     The Center for Hematology and Oncology, P.A. (the "Company") was incorporated on July 21, 1995 in the state of Florida and operations commenced on September 15, 1995. The Company is a medical group practice whose physicians specialize in providing services, including drug therapy, to patients with cancer.

  (b) Net Revenue

     Net revenue primarily consists of charges for patient services rendered by the physicians based on established billing rates less allowance and discounts for patients covered by contractual programs. Payments received under these programs, which are generally based on predetermined rates, are generally less than the established billing rates, and the differences are recorded as contractual allowance or policy discounts.

  (c) Accounts Receivable

     Accounts receivable consists primarily of receivables from patients and third-party payors. In the course of providing health care services, the Company grants credit to patients, substantially all of whom are residents in the South Florida area. The Company does not generally require collateral or other security in extending credit to patients; however, it routinely obtains assignments of (or is otherwise entitled to receive) patients' benefits payable under their health insurance programs, plans or policies such as Medicare, Medicaid, health maintenance organizations, preferred provider organizations and commercial insurance policies.

     The majority of the Company's net patient revenue is derived from third-party payment programs. At December 31, 1995, approximately 97 percent of total receivables consists of amounts due from Medicare (70 percent) and various commercial plans (27 percent). The remaining 3 percent of net patient service revenue is derived from self-pay patients.

  (d) Supplies

     Supplies, consisting primarily of pharmaceutical and medical supplies, are stated at the lower of cost or market.

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

  (e) Equipment

     Property and equipment are stated at cost. Depreciation for equipment is calculated using an accelerated depreciation method over the estimated useful lives of the assets, as follows:

                                                                           ESTIMATED
                                                                          USEFUL LIVES
                                                                          ------------
          Computer equipment............................................     5 years
          Medical equipment.............................................     7 years

  (f) Income Taxes

     The Company has elected to be taxed under subchapter "S" of the Internal Revenue Code. Accordingly, there is no provision for income taxes since they are the responsibility of the shareholders.

  (g) Fair Value of Financial Instruments

     The carrying amounts of patients' accounts receivable, accounts payable, accrued expenses, payroll taxes payable and other assets approximate fair value because of their short-term nature.

  (h) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) NET PATIENT SERVICE REVENUE

     The Company has agreements with third-party payors that provide for payments to the Company at amounts different from established rates. A summary of the payment arrangements with major third-party payors follows:

  (a) Medicare

     The Medicare program pays the Company for outpatient services rendered to Medicare patients on the basis of either cost or fee schedules as determined by regulations of the Medicare program.

  (b) Other

     The Company has also entered into payment agreements with certain commercial insurance carriers, health maintenance organizations and preferred provider organizations. The basis for payments to the Company under these agreements includes discounts from established charges.

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

(3) LONG-TERM DEBT AND DUE TO BANK

     Long-term debt consists of the following:

                                                                      FOR THE
                                                                    PERIOD FROM
                                                                     SEPTEMBER        THREE
                                                                        15,          MONTHS
                                                                    1995 THROUGH      ENDED
                                                                    DECEMBER 31,    MARCH 31,
                                                                        1995          1996
                                                                    ------------   -----------
                                                                                   (UNAUDITED)
    Note payable, interest is fixed (9.6% at December 31, 1995), due in monthly installments of $1,417 plus interest with the
      last payment due October 1, 2000............................    $ 80,750       $76,500
    Less current portion..........................................      15,584        15,584
                                                                    ------------   -----------
                                                                      $ 65,166       $60,916
                                                                    ==========     =========

     Maturities for the next five fiscal years are as follows:

YEAR ENDING
DECEMBER 31,                                                          AMOUNT
- ------------                                                          -------
   1996.............................................................  $15,584
   1997.............................................................   17,000
   1998.............................................................   17,000
   1999.............................................................   17,000
   2000.............................................................   14,166
                                                                      -------
             Total..................................................  $80,750
                                                                      =======

(4) BORROWINGS UNDER LINE OF CREDIT

     At December 31, 1995, the Company has a $300,000 line of credit agreement. Interest is charged at the rate of one percent over the prime rate. The agreement is collateralized by all accounts, chattel paper, contract rights, inventory, equipment, fixtures, intangibles and deposit accounts of the Company. No balance was drawn as of December 31, 1995 and $55,606 was drawn as of March 31, 1996 (unaudited).

(5) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     At December 31, 1995, the Company maintained its main office space in Delray Beach, Florida. Such space is owned by an area hospital, for which the practice has paid no rent. The Company also leases space in the West Boca Raton area. Such space is leased on a month-to-month basis per verbal agreement with an independent physician who owns the space. Future minimum lease payments under the noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1995 are as follows:

YEAR ENDING
DECEMBER 31,                                                          AMOUNT
- ------------                                                         --------
   1996............................................................  $ 51,336
   1997............................................................    51,336
   1998............................................................    51,336
   1999............................................................    47,224
   2000............................................................    12,400
                                                                     --------
             Total minimum lease payments..........................  $213,632
                                                                     ========

                  THE CENTER FOR HEMATOLOGY AND ONCOLOGY, P.A.

     Total rental expense for operating leases was $39,000 for the period from September 15, 1995 through December 31, 1995 and $13,500 for the three-month period ended March 31, 1996.

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis at $1,000,000 per claim and $1,000,000 in the aggregate. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At December 31, 1995 and March 31, 1996 (unaudited), there are no asserted claims against the Company, nor has the Company identified any incident which may have occurred but has yet to be identified under its incident-reporting system. Accordingly, the Company has made no accruals at December 31, 1995 and March 31, 1996 (unaudited) for incurred but not reported claims.

(6) SUBSEQUENT EVENTS

     In May 1996, the Company entered into a purchase agreement to acquire computer software which replaced the existing software. As a result, the existing software was written down by approximately $63,000 at December 31, 1995.

(6) COMMITMENTS AND CONTINGENCIES

  (a) Leases

     The Company leases its operating facilities and certain transportation equipment on a month-to-month basis.

     Total rental expense for operating leases was $68,194 for the year ended January 31, 1996 and $14,813 for the three-month period ended April 30, 1996.

  (b) Medical Malpractice and Professional Liability Insurance

     The Company maintains professional liability insurance on a claims-made basis at $500,000 per claim and $1,500,000 in the aggregate. Incidents and claims reported during the policy period are anticipated to be covered by the malpractice carrier.

     At January 31, 1995, there are no asserted claims against the Company, nor has the Company identified any incident which may have occurred but has yet to be identified under its incident reporting systems. Accordingly, the Company has made no accruals at January 31, 1995 and April 31, 1996 (unaudited) for incurred, but not reported, claims.

             ------------------------------------------------------
             ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   12
Price Range of Common Stock...........   13
Dividend Policy.......................   13
Capitalization........................   14
Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   26
Business..............................   31
Management............................   43
Principal and Selling Shareholders....   46
Description of Capital Stock..........   48
Underwriting..........................   49
Legal Matters.........................   50
Experts...............................   50
Additional Information................   50
Incorporation of Certain Documents by
  Reference...........................   51
Index to Consolidated Financial
  Statements..........................  F-1

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                5,300,000 SHARES

                            RESPONSE ONCOLOGY, INC.

                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS

                                            , 1996

                                  ------------
                               SMITH BARNEY INC.

                              J.C. BRADFORD & CO.
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following fees and expenses shall be borne by the Company in connection with this offering. All fees and expenses other than the SEC, NASD and Nasdaq Stock Market fees are estimated.

SEC Registration Fee................................................................ $ 31,526
NASD Filing Fee.....................................................................    8,957
Nasdaq Stock Market Filing Fee......................................................   17,500
Blue Sky fees and expenses, including legal fees....................................   20,000
Transfer Agent's Fee................................................................    5,000
Printing and Engraving..............................................................  125,000
Accounting Fees and Expenses........................................................  325,000
Legal Fees and Expenses.............................................................  100,000
Miscellaneous.......................................................................   17,017
                                                                                     --------
          Total..................................................................... $650,000
                                                                                     ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The following summary is qualified in its entirety by reference to the complete text of the statute, Charter and Bylaws referred to below.

     The Tennessee Business Corporation Act permits a corporation to indemnify a director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities), if such person shall have acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation, and in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged to have breached his duty to the corporation.

     Article Eight of the Company's Charter provides that the directors of the Company shall not be personally liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director. Article IX of the Company's Bylaws provides for indemnification to the directors and officers of the Company to the full extent authorized or permitted by the Tennessee Business Corporation Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Not Applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS:

 1*        --   Underwriting Agreement
  2(a)     --   Stock Purchase Agreement between the Registrant and stockholders of Oncology
                Hematology Group of South Florida (filed as Exhibit 10(m) to Registrant's Form
                8-K filed January 17, 1996 (File No. 0-15416) and incorporated herein by reference)
  2(b)     --   Purchase and Sale Agreement between the Registrant, Knoxville Hematology Oncology
                Associates and Partners of Knoxville Hematology Oncology Associates (filed as
                Exhibit 10(q) to Registrant's Form 8-K filed April 15, 1996 (File No. 0-15416)
                and incorporated herein by reference)

  2(c)     --   Stock Purchase Agreement between the Registrant and stockholders of Jeffrey L.
                Paonessa, M.D., P.A. (filed as Exhibit 10(s) to Registrant's Form 8-K filed July
                5, 1996 (File No. 0-15416) and incorporated herein by reference)
  2(d)     --   Stock Purchase Agreement between the Registrant and stockholders of Southeast
                Florida Hematology Oncology Group, P.A. (filed as Exhibit 2(d) to Registrant's
                Form 8-K filed July 15, 1996 (File No. 0-15416) and incorporated herein by reference)
  3(a)     --   Charter (1)
  3(b)     --   Bylaws (1)
  4(a)     --   Specimen Common Stock Certificate (1)
  4(b)*    --   Agreement Restricting Sale of Stock between underwriters and certain of
                Registrant's Stockholders
  4(c)     --   Trust Indenture, Deed of Trust and Security Agreement dated April 3, 1990 (3)
  5*       --   Opinion and Consent of Baker, Donelson, Bearman & Caldwell
 10(a)     --   Registrant's 1985 Stock Option Plan, as amended (4)
 10(b)     --   Standard Commercial Sales Contract, dated May 24, 1990, among Equisouth, Inc.,
                The Gradd Company and the Registrant (3)
 10(c)     --   Deed of Trust Note dated June 12, 1990 due from Equisouth, Inc. regarding purchase money mortgage in Sale Contract listed in 10(b) above (5)
 10(d)     --   Partnership Agreement of Impact Healthcare Services, a Florida general partnership, dated December 13, 1989, between Advance Oncology Consultants, Inc.
                and Response Tech Healthcare Corporation, a wholly-owned subsidiary of the
                Registrant, as amended by an Addendum dated February 15, 1990 (3)
 10(e)     --   Partnership Agreement and Agreement Among Friends Health Services, a Florida
                general partnership, dated January 1990, among Advanced Oncology Services, Inc.,
                Friends Health Services, Inc. and Response Tech Healthcare Corporation, a
                wholly-owned Subsidiary of the Registrant (3)
 10(f)     --   Contract for Sale of Real Estate dated August 8, 1990, to Bruce Callahan d.b.a.
                Landmark Distributors for real estate located at 316 Eddy Lane, Franklin,
                Tennessee (5)
 10(g)     --   Agreement for sale of assets of the Registrant's Newport Beach, California satellite laboratory to Hoag Memorial Hospital/Presbyterian, dated September 14,
                1990 (5)
 10(h)     --   Securities Purchase Agreement dated September 26, 1990 between the Registrant and
                Investor (5)
 10(i)     --   Amendment to Securities Purchase Agreement dated July 25, 1991 (reference 10(h)
                above) (5)
 10(j)**   --   Registrant's 1990 Non-Qualified Stock Option Plan, as amended*** (6)
 10(k)*    --   Employment agreement between the Registrant and William H. West, M.D. dated July
                1, 1995**
 10(l)*    --   Employment agreement between the Registrant and Joseph T. Clark dated July 1,
                1995*** (7)
 10(l)*    --   Employment agreement between the Registrant and Daryl P. Johnson dated July 1,
                1995***
 10(m)     --   Stock Purchase Agreement between the Registrant and stockholders of Oncology
                Hematology Group of South Florida (filed as Exhibit 10(m) to Registrant's Form
                8-K filed January 17, 1996 (File No. 0-15416) and incorporated herein by reference)
 10(n)     --   Service Agreement between the Registrant and stockholders of Oncology Hematology
                Group of South Florida (filed as Exhibit 10(n) to Registrant's Form 8-K filed
                January 17, 1996 (File No. 0-15416) and incorporated herein by reference)
 10(o)***  --   Amendment to 1990 Registrant's Non-Qualified Stock Option Plan adopted April 20,
                1995 (7)
 10(p)*    --   Employment agreement between the Registrant and Charles H. Weaver, M.D. dated
                July 1, 1995*** (7)
 10(q)     --   Purchase and Sale Agreement by and among Response Oncology, Inc., Knoxville
                Hematology Oncology Associates and Partners of Knoxville Hematology Oncology
                Associates dated April 12, 1996 (filed as Exhibit 10(q) to Registrant's Form 8-K filed April 30, 1996 (File No. 0-15416) and incorporated herein by reference)

 10(r)     --   Service Agreement between Response Oncology, Inc., Knoxville Hematology Oncology
                Associates, P.L.L.C. and Members of Knoxville Hematology Oncology Associates,
                P.L.L.C. dated April 12, 1996 (filed as Exhibit 10(r) to Registrant's Form 8-K filed April 30, 1996 (File No. 0-15416) and incorporated herein by reference)
 10(s)     --   Stock Purchase Agreement among Registrant, Jeffrey L. Paonessa, M.D. and J.
                Paonessa, M.D., P.A. (filed as Exhibit 10(s) to Registrant's Form 8-K filed July
                5, 1996 (File No. 0-15416) and incorporated herein by reference)
 10(t)     --   Service Agreement between the Registrant and stockholders of Jeffrey L. Paonessa,
                M.D., P.A. (filed as Exhibit 10(t) to Registrant's Form 8-K filed July 5, 1996
                (File No. 0-15416) and incorporated herein by reference)
 10(u)     --   Service Agreement between the Registrant and stockholders of Southeast Florida
                Hematology Oncology Group, P.A. (filed as Exhibit 10(u) to Registrant's Form 8-K filed July 15, 1996 (File No. 0-15416) and incorporated herein by reference)
 10(v)*    --   Loan Agreement dated May 31, 1996 between Registrant, NationsBank of Tennessee,
                N.A. and Union Planters National Bank
 10(w)*    --   Subordination Agreement dated June 18, 1996, by and among Registrant, NationsBank of Tennessee, N.A., Union Planters National Bank and Seafield Capital Corporation
 10(x)*    --   Adjustable Rate Convertible Note made by Registrant payable to Seafield Capital
                Corporation dated April 12, 1996
 11*       --   Statement re Computation of Per Share Earnings.
 13        --   Annual Report to Stockholders for the year ended December 31, 1995 (7)
 15*       --   Letter re: Unaudited interim financial information
 24(a)*    --   Consent of Baker, Donelson, Bearman & Caldwell (included in their opinion filed as Exhibit 5 to this Registration Statement)
 24(b)     --   Consent of KPMG Peat Marwick LLP
 24(c)     --   Consent of KPMG Peat Marwick LLP
 24(d)     --   Consent of KPMG Peat Marwick LLP
 24(e)     --   Consent of KPMG Peat Marwick LLP
 24(f)     --   Consent of KPMG Peat Marwick LLP
 24(g)     --   Consent of KPMG Peat Marwick LLP
 24(h)     --   Consent of KPMG Peat Marwick LLP
 24(i)     --   Consent of KPMG Peat Marwick LLP
 24(j)     --   Consent of KPMG Peat Marwick LLP
 24(k)     --   Consent of KPMG Peat Marwick LLP
 24(l)     --   Consent of KPMG Peat Marwick LLP
 25        --   Power of Attorney (included in the Signature Page hereof)

- ---------------

  * To be filed by amendment
 ** These documents may be obtained by stockholders of Registrant upon written request to: Response Oncology, Inc., 1775 Moriah Woods Blvd., Memphis, Tennessee 38117
*** Management Compensatory Plan
(1) Incorporated by reference to the Registrant's 1989 10-K, dated July 31, 1989
(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1 under the Securities Act of 1933 (File No. 33-5016) effective April 21, 1986
(3) Incorporated by reference in the initial filing of the Registrant's 1990 10-K, dated July 18, 1990, filed July 20, 1990 and amended on September 19, 1990
(4) Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of 1933 (File No. 33-21333) effective April 26, 1988
(5) Incorporated by reference to the Registrant's 1991 10-K, dated July 26, 1991
(6) Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of 1933 (File No. 33-45616) effective February 11, 1992
(7) Incorporated by reference to the Registrant's 1995 10-K, dated March 29,
     1996

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in response to
Item 15 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirement of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on July 10, 1996.

                                          RESPONSE ONCOLOGY, INC.

                                          By:           JOSEPH T. CLARK
                                            ------------------------------------
                                                      Joseph T. Clark,
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoints John A. Good or Debbie K. Elliott, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                  TITLE                    DATE
- ---------------------------------------------  ---------------------------------  -------------
               JOSEPH T. CLARK                 President and Chief Executive      July 10, 1996
- ---------------------------------------------    Officer (Principal Executive
               Joseph T. Clark                   Officer)

            WILLIAM H. WEST, M.D.              Chairman of the Board              July 10, 1996
- ----------------------------------------------
            William H. West, M.D.

              DARYL P. JOHNSON                 Executive Vice President and       July 11, 1996
- ---------------------------------------------    Chief Financial Officer
              Daryl P. Johnson                   (Principal Financial Officer)

              DEBBIE K. ELLIOTT                Chief Accounting Officer           July 10, 1996
- ---------------------------------------------    (Principal Accounting Officer)
              Debbie K. Elliott

              JACK O. BOVENDER                 Director                           July 10, 1996
- ---------------------------------------------
              Jack O. Bovender

              FRANK M. BUMSTEAD                Director                           July 10, 1996
- ---------------------------------------------
              Frank M. Bumstead

             W. THOMAS GRANT II                Director                           July 10, 1996
- ---------------------------------------------
             W. Thomas Grant II

                  SIGNATURE                                  TITLE                    DATE
- ---------------------------------------------  ---------------------------------  -------------
              P. ANTHONY JACOBS                Director                           July 10, 1996
- ---------------------------------------------
              P. Anthony Jacobs

                                               Director
- ---------------------------------------------
           Leonard A. Kalman, M.D.

               JAMES R. SEWARD                 Director                           July 10, 1996
- ---------------------------------------------
               James R. Seward

                               INDEX TO EXHIBITS

                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                       DESCRIPTION                                    PAGE
- ---            ------------------------------------------------------------------------ ------------
  1*      --   Underwriting Agreement
  2(a)    --   Stock Purchase Agreement between the Registrant and stockholders of
               Oncology Hematology Group of South Florida (filed as Exhibit 10(m) to
               Registrant's Form 8-K filed January 17, 1996 (File No. 0-15416) and incorporated herein by reference).......................................
  2(b)    --   Purchase and Sale Agreement between the Registrant, Knoxville Hematology
               Oncology Associates and Partners of Knoxville Hematology Oncology
               Associates (filed as Exhibit 10(q) to Registrant's Form 8-K filed April
               15, 1996 (File No. 0-15416) and incorporated herein by reference).......
  2(c)    --   Stock Purchase Agreement between the Registrant and stockholders of
               Jeffrey L. Paonessa, M.D., P.A. (filed as Exhibit 10(s) to Registrant's
               Form 8-K filed July 5, 1996 (File No. 0-15416) and incorporated herein by reference)...........................................................
  2(d)    --   Stock Purchase Agreement between the Registrant and stockholders of
               Southeast Florida Hematology Oncology Group, P.A. (filed as Exhibit 2(d)
               to Registrant's Form 8-K filed July 15, 1996 (File No. 0-15416) and incorporated herein by reference).......................................
  3(a)    --   Charter (1).............................................................
  3(b)    --   Bylaws (1)..............................................................
  4(a)    --   Specimen Common Stock Certificate (1)...................................
  4(b)*   --   Agreement Restricting Sale of Stock between underwriters and certain of
               Registrant's Stockholders...............................................
  4(c)    --   Trust Indenture, Deed of Trust and Security Agreement dated April 3,
               1990 (3)................................................................
  5*      --   Opinion and Consent of Baker, Donelson, Bearman & Caldwell..............
 10(a)    --   Registrant's 1985 Stock Option Plan, as amended (4).....................
 10(b)    --   Standard Commercial Sales Contract, dated May 24, 1990, among Equisouth,
               Inc., The Gradd Company and the Registrant (3)..........................
 10(c)    --   Deed of Trust Note dated June 12, 1990 due from Equisouth, Inc.
               regarding purchase money mortgage in Sale Contract listed in 10(b) above
               (5).....................................................................
 10(d)    --   Partnership Agreement of Impact Healthcare Services, a Florida general partnership, dated December 13, 1989, between Advance Oncology
               Consultants, Inc. and Response Tech Healthcare Corporation, a
               wholly-owned subsidiary of the Registrant, as amended by an Addendum dated February 15, 1990 (3).............................................
 10(e)    --   Partnership Agreement and Agreement Among Friends Health Services, a
               Florida general partnership, dated January 1990, among Advanced Oncology
               Services, Inc., Friends Health Services, Inc. and Response Tech
               Healthcare Corporation, a wholly-owned Subsidiary of the Registrant
               (3).....................................................................
 10(f)    --   Contract for Sale of Real Estate dated August 8, 1990, to Bruce Callahan
               d.b.a. Landmark Distributors for real estate located at 316 Eddy Lane,
               Franklin, Tennessee (5).................................................
 10(g)    --   Agreement for sale of assets of the Registrant's Newport Beach,
               California satellite laboratory to Hoag Memorial Hospital/Presbyterian, `
               dated September 14, 1990 (5)............................................
 10(h)    --   Securities Purchase Agreement dated September 26, 1990 between the
               Registrant and Investor (5).............................................
 10(i)    --   Amendment to Securities Purchase Agreement dated July 25, 1991
               (reference 10(h) above) (5).............................................
 10(j)**  --   Registrant's 1990 Non-Qualified Stock Option Plan, as amended*** (6)....
 10(k)*   --   Employment agreement between the Registrant and William H. West, M.D.
               dated July 1, 1995**....................................................
 10(l)*   --   Employment agreement between the Registrant and Joseph T. Clark dated
               July 1, 1995*** (7).....................................................
 10(l)*   --   Employment agreement between the Registrant and Daryl P. Johnson dated
               July 1, 1995***.........................................................
 10(m)    --   Stock Purchase Agreement between the Registrant and stockholders of
               Oncology Hematology Group of South Florida (filed as Exhibit 10(m) to
               Registrant's Form 8-K filed January 17, 1996 (File No. 0-15416) and incorporated herein by reference).......................................

                                                                                        SEQUENTIALLY
EXHIBIT                                                                                   NUMBERED
NUMBER                                       DESCRIPTION                                    PAGE
- ---            ------------------------------------------------------------------------ ------------
 10(n)    --   Service Agreement between the Registrant and stockholders of Oncology
               Hematology Group of South Florida (filed as Exhibit 10(n) to
               Registrant's Form 8-K filed January 17, 1996 (File No. 0-15416) and incorporated herein by reference).......................................
 10(o)*** --   Amendment to 1990 Registrant's Non-Qualified Stock Option Plan adopted
               April 20, 1995 (7)......................................................
 10(p)*   --   Employment agreement between the Registrant and Charles H. Weaver, M.D.
               dated July 1, 1995*** (7)...............................................
 10(q)    --   Purchase and Sale Agreement by and among Response Oncology, Inc.,
               Knoxville Hematology Oncology Associates and Partners of Knoxville
               Hematology Oncology Associates dated April 12, 1996 (filed as Exhibit
               10(q) to Registrant's Form 8-K filed April 30, 1996 (File No. 0-15416)
               and incorporated herein by reference)...................................
 10(r)    --   Service Agreement between Response Oncology, Inc., Knoxville Hematology
               Oncology Associates, P.L.L.C. and Members of Knoxville Hematology
               Oncology Associates, P.L.L.C. dated April 12, 1996 (filed as Exhibit
               10(r) to Registrant's Form 8-K filed April 30, 1996 (File No. 0-15416)
               and incorporated herein by reference)...................................
 10(s)    --   Stock Purchase Agreement among Registrant, Jeffrey L. Paonessa, M.D. and
               J. Paonessa, M.D., P.A. (filed as Exhibit 10(s) to Registrant's Form 8-K filed July 5, 1996 (File No. 0-15416) and incorporated herein by reference)..............................................................
 10(t)    --   Service Agreement between the Registrant and stockholders of Jeffrey L.
               Paonessa, M.D., P.A. (filed as Exhibit 10(t) to Registrant's Form 8-K filed July 5, 1996 (File No. 0-15416) and incorporated herein by reference)..............................................................
 10(u)    --   Service Agreement between the Registrant and stockholders of Southeast
               Florida Hematology Oncology Group, P.A. (filed as Exhibit 10(u) to
               Registrant's Form 8-K filed July 15, 1996 (File No. 0-15416) and incorporated herein by reference).......................................
 10(v)*   --   Loan Agreement dated May 31, 1996 between Registrant, NationsBank of
               Tennessee, N.A. and Union Planters National Bank........................
 10(w)*   --   Subordination Agreement dated June 18, 1996, by and among Registrant,
               NationsBank of Tennessee, N.A., Union Planters National Bank and
               Seafield Capital Corporation............................................
 10(x)*   --   Adjustable Rate Convertible Note made by Registrant payable to Seafield
               Capital Corporation dated April 12, 1996................................
 11*      --   Statement re Computation of Per Share Earnings..........................
 13       --   Annual Report to Stockholders for the year ended December 31, 1995
               (7).....................................................................
 15*      --   Letter re: Unaudited interim financial information......................
 24(a)*   --   Consent of Baker, Donelson, Bearman & Caldwell (included in their opinion filed as Exhibit 5 to this Registration Statement)..............
 24(b)    --   Consent of KPMG Peat Marwick LLP........................................
 24(c)    --   Consent of KPMG Peat Marwick LLP........................................
 24(d)    --   Consent of KPMG Peat Marwick LLP........................................
 24(e)    --   Consent of KPMG Peat Marwick LLP........................................
 24(f)    --   Consent of KPMG Peat Marwick LLP........................................
 24(g)    --   Consent of KPMG Peat Marwick LLP........................................
 24(h)    --   Consent of KPMG Peat Marwick LLP........................................
 24(i)    --   Consent of KPMG Peat Marwick LLP........................................
 24(j)    --   Consent of KPMG Peat Marwick LLP........................................
 24(k)    --   Consent of KPMG Peat Marwick LLP........................................
 24(l)    --   Consent of KPMG Peat Marwick LLP........................................
 25       --   Power of Attorney (included in the Signature Page hereof)...............

- ---------------

  * To be filed by amendment
 ** These documents may be obtained by stockholders of Registrant upon written request to: Response Oncology, Inc., 1775 Moriah Woods Blvd., Memphis, Tennessee 38117
*** Management Compensatory Plan
(1) Incorporated by reference to the Registrant's 1989 10-K, dated July 31, 1989

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1 under the Securities Act of 1933 (File No. 33-5016) effective April 21, 1986
(3) Incorporated by reference in the initial filing of the Registrant's 1990 10-K, dated July 18, 1990, filed July 20, 1990 and amended on September 19, 1990
(4) Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of 1933 (File No. 33-21333) effective April 26, 1988
(5) Incorporated by reference to the Registrant's 1991 10-K, dated July 26, 1991
(6) Incorporated by reference to the Registrant's Registration Statement on Form S-8 under the Securities Act of 1933 (File No. 33-45616) effective February 11, 1992
(7) Incorporated by reference to the Registrant's 1995 10-K, dated March 29,
     1996